Exhibit 99.4

2006 Annual Information Form
March 28, 2007

For the year ended December 31, 2006
Health Care is Our Business ™

GLOSSARY OF TERMS
The following is a glossary of certain terms used in this Annual Information Form:
“Adjusted Gross Book Value” means, at any time, (a) the book value of the assets of the REIT determined in accordance with GAAP as shown on the REIT’s then most current consolidated balance sheet, plus (x) the amount of accumulated depreciation and amortization shown thereon or in the notes thereto and (y) the Incremental Value, or (b) if approved by a majority of the Independent Trustees at any time, the appraised value of the assets of the REIT and its subsidiaries;
“Administration Agreement” means the administration agreement entered into on November 10, 2006 between the REIT, Extendicare Trust, Extendicare LP and Extendicare, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“ALC” means Assisted Living Concepts, Inc., a corporation existing under the laws of Nevada;
“ALC Class A Shares” means shares of Class A common stock of ALC, par value US$0.01 per share, each share entitling the holder to one vote with respect to each matter presented to stockholders of ALC on which the holders of common stock are entitled to vote;
“ALC Class B Shares” means shares of Class B common stock of ALC, par value US$0.01 per share, each share entitling the holder to ten votes with respect to each matter presented to stockholders of ALC on which the holders of common stock are entitled to vote;
“Annual Information Form” means this annual information form of the REIT dated March 28, 2007;
“Arrangement” means the arrangement under Section 192 of the CBCA, effective as of 12:01 a.m. on November 10, 2006, on the terms and conditions set forth in the Plan of Arrangement, which involved the distribution by Extendicare of ALC to the shareholders of Extendicare and the conversion of Extendicare into a Canadian real estate investment trust;
“Arrangement Agreement” means the arrangement agreement dated September 11, 2006 among the REIT, Extendicare Trust, Holding GP, Extendicare LP, Extendicare, Extendicare Acquisition Inc., ULC and ALC;
“Board” or “Board of Directors” means the board of directors of Extendicare;
“Caplan Report” means a comprehensive review of the CCAC procurement process completed by Elinor Caplan in May 2006 on behalf of the Ontario provincial government, which included recommendations to improve the procurement model of home health care;
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985 c.C-44, as amended, including the regulations promulgated thereunder;
“CCAC” means Community Care Access Centres;
“Class A Limited Partnership Units” means the Class A limited partnership units of Extendicare LP;
“CMS” means Centers for Medicare & Medicaid Services, a federal agency in the United States that administers Medicare and Medicaid;
“CRA” means the Canada Revenue Agency;
“Credit Facility” means the fourth amended and restated credit agreement dated as of October 16, 2006, among EHI, EHSI (as borrower), the lender parties thereto and others relating to the US$120 million revolving credit facility of EHSI;

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“Crown Life” means Crown Life Insurance Company, a corporation governed by the Insurance Companies Act (Canada);
“Distributable Income” has the meaning given to such term in this Annual Information Form under “Distributions – Computation of Distributable Income”;
“Distribution Date” means, in respect of a month, on or about the 15th day of the following month;
“Distribution Reinvestment Plan” means the distribution reinvestment plan established by the REIT as described under “Distributions – Distribution Reinvestment Plan”;
“Directors” means, at any time, the individuals who are the directors of Extendicare Inc. at such time;
“ECI” means Extendicare (Canada) Inc., a corporation incorporated under the laws of Canada and a subsidiary of Extendicare, and references to ECI in this Annual Information Form means ECI alone or together with its subsidiaries, as the context requires;
“EHI” means Extendicare Holdings, Inc., a corporation incorporated under the laws of Wisconsin and a subsidiary of Extendicare;
“EHSI” means Extendicare Health Services, Inc., a corporation incorporated under the laws of Delaware and a subsidiary of Extendicare, and references to EHSI in this Annual Information Form means EHSI alone or together with its subsidiaries, as the context requires;
“EII” means Extendicare International Inc., a corporation incorporated under the laws of Canada and a subsidiary of Extendicare;
“Entity Value” means the amount determined by multiplying the total number of REIT Units issued and outstanding (on a fully diluted basis including, without limitation, the REIT Units issuable on the exchange of the Exchangeable LP Units) on November 10, 2006 by the Weighted Average Trading Price, which amount is approximately $1,065.7 million;
“Exchange and Support Agreement” means the exchange and support agreement entered into on November 10, 2006 among the REIT, Extendicare Trust and Extendicare LP, pursuant to which Exchangeable LP Units may be exchanged for REIT Units;
“Exchange Rights” means the exchange rights set out in the Exchange and Support Agreement and the Limited Partnership Agreement;
“Exchangeable LP Units” means the Class B limited partnership units of Extendicare Limited Partnership;
“Excluded Person” means a Person that is a: (i) Non-Resident; (ii) Tax Exempt Person; (iii) partnership; (iv) Person, an interest in which is a “tax shelter investment” for the purposes of the Tax Act; or (v) Person which would acquire an interest in Extendicare LP as a “tax shelter investment” for the purpose of the Tax Act;
“Extendicare” in respect of any time before 12:01 a.m. (Toronto time) on November 10, 2006 means Extendicare Inc., a corporation continued under the CBCA, and in respect of any time on or after 12:01 a.m. (Toronto time) on November 10, 2006 means the corporation continuing as a result of the amalgamation of Extendicare Inc. and Extendicare Acquisition Inc. pursuant to the Plan of Arrangement and known as “Extendicare Inc.”; and references to Extendicare in this Annual Information Form means Extendicare alone or together with its subsidiaries, as the context requires;
“Extendicare LP” means Extendicare Limited Partnership, a limited partnership formed under the laws of the Province of Ontario and a subsidiary of the REIT;
“Extendicare Multiple Voting Shares” means the multiple voting shares in the capital of Extendicare;

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“Extendicare Notes” means the unsecured subordinated interest bearing promissory notes issued by Extendicare Acquisition Inc. pursuant to the Plan of Arrangement for which Extendicare continues to be liable;
“Extendicare Shares” means the common shares in the capital of Extendicare;
“Extendicare Subordinate Voting Shares” means the subordinate voting shares in the capital of Extendicare;
“Extendicare Trust” means Extendicare Trust, an unincorporated, open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the Trust Deed of Trust;
“GAAP” means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis;
“Holding GP” means Extendicare Holding General Partner Inc., a corporation incorporated under the laws of Canada and the general partner of Extendicare LP;
“Incremental Value” means the difference between (i) the Entity Value and (ii) the aggregate of the net book value of the assets of the REIT determined in accordance with GAAP as shown on the REIT’s most recently published consolidated balance sheet as of November 10, 2006, the amount of future income taxes and the amount of accumulated depreciation and amortization shown thereon or in the notes thereto, which amount is approximately $675.0 million;
“Independent” has the meaning given to that term in Multilateral Instrument 52-110 – Audit Committees;
“IRS” means the U.S. Internal Revenue Service or any successor thereto;
“Laurier Bermuda” means Laurier Indemnity Company, Ltd., a corporation incorporated under the laws of Bermuda and a subsidiary of ECI;
“Laurier USA” means Laurier Indemnity Company, a corporation incorporated under the laws of Wisconsin and a subsidiary of Laurier Bermuda;
“Limited Partnership Agreement” means the limited partnership agreement dated September 11, 2006 among Holding GP, Extendicare Trust and each Person who from time to time becomes or is deemed to become a party thereto by reason of his, her or its registered ownership of LP Units;
“LP Units” means, collectively, the Class A Limited Partnership Units and the Exchangeable LP Units;
“Non-Canadian Partnership” means a partnership other than a “Canadian partnership” as defined in Section 102 of the Tax Act;
“Non-Resident” means a Person who is not resident in Canada within the meaning of the Tax Act;
“NYSE” means the New York Stock Exchange;
“ParaMed” means ParaMed Home Health Care, a division of ECI, which provides home health care in Canada;
“Person” means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority or any other entity;
“Plan of Arrangement” means the plan of arrangement attached as Exhibit 1 to the Arrangement Agreement;
“Plans” means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act;

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“Prospective Payment System” or “PPS” means the Medicare prospective payment system under which a provider is paid a predetermined amount per patient, either per day or per encounter, based on the anticipated costs of treating a patient (rather than on a retrospective cost-based methodology) by classifying each patient into certain clinical categories reflecting the patient’s acuity level;
“ProStep” means The Progressive Step Corporation, a corporation incorporated under the laws of Wisconsin and a subsidiary of EHSI;
“REIT” or “Extendicare REIT” means Extendicare Real Estate Investment Trust, an unincorporated open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the REIT Deed of Trust;
“REIT Deed of Trust” means the amended and restated deed of trust dated October 28, 2006 governing the REIT, as amended, supplemented or modified from time to time in accordance with the terms thereof;
“REIT Group” means, collectively, the REIT and all of its subsidiaries;
“REIT Unit” means a trust unit of the REIT (other than a Special Voting Unit) authorized and issued under the REIT Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“RFP” means a request for proposal;
“Rights Plan” means the unitholders rights plan of the REIT, as more particularly described in this Annual Information Form under the heading “Unitholder Rights Plan”;
“RUGs” means the resource utilization groups that are used under the Prospective Payment System to determine Medicare reimbursement levels, which groups are based on a hierarchy of the resource intensity of a patient;
“SEC” means the United States Securities and Exchange Commission;
“Separation Agreement” means the agreement entered into as of November 10, 2006, between Extendicare and ALC, as the same may be amended, supplemented or modified in accordance with the terms thereof, governing, inter alia, the transfer by Extendicare and its subsidiaries of certain assets to, and the assumption of certain liabilities by, ALC, in each case associated with the assisted living business of Extendicare and its subsidiaries;
“Series 1 Trust Notes” means the Series 1, unsecured, subordinated, interest bearing promissory notes of Extendicare Trust issued pursuant to the Plan of Arrangement under the Trust Note Indenture;
“Series 2 Trust Notes” means the Series 2, unsecured, subordinated, interest bearing promissory notes of Extendicare Trust authorized to be issued under the Trust Note Indenture;
“Series 3 Trust Notes” means the Series 3, unsecured, subordinated, interest bearing promissory notes of Extendicare Trust authorized to be issued under the Trust Note Indenture;
“Special Voting Units” means the special voting units of the REIT authorized and issued to the holders of Exchangeable LP Units under the REIT Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Tax Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;
“Tax Allocation Agreement” means the agreement entered into as of November 10, 2006 between EHSI and ALC providing for the allocation of certain tax liabilities between the parties;
“Tax Exempt Person” means a Person that is generally exempt from tax under Part I of the Tax Act;

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“Trust Deed of Trust” means the deed of trust dated September 11, 2006 governing Extendicare Trust, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Trust Note Indenture” means the note indenture dated November 10, 2006 between Extendicare Trust and Computershare Trust Company of Canada pursuant to which Extendicare Trust issued the Series 1 Trust Notes pursuant to the Plan of Arrangement, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof;
“Trust Notes” means, collectively, the Series 1 Trust Notes, the Series 2 Trust Notes and the Series 3 Trust Notes;
“Trust Trustees” means, at any time, the individuals who are, in accordance with the Trust Deed of Trust, the trustees of Extendicare Trust at such time;
“Trust Unit” means a unit authorized and issued under the Trust Deed of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;
“Trustees” means, at any time, the individuals who are, in accordance with the REIT Deed of Trust, the trustees of the REIT at such time;
“TSX” means the Toronto Stock Exchange;
“ULC” means Extendicare ULC, an unlimited liability company incorporated under the laws of the Province of Alberta;
“ULC Notes” means the unsecured, subordinated, interest bearing promissory notes issued by ULC to Extendicare LP pursuant to the Plan of Arrangement;
“ULC Shares” means the common shares in the capital of ULC;
“Unitholders” means the holders of REIT Units from time to time;
“VCPI” means Virtual Care Provider, Inc., a corporation incorporated under the laws of Wisconsin and a subsidiary of Extendicare;
“Voting Units” means, collectively, the REIT Units and the Special Voting Units;
“Voting Unitholders” means the holders of Voting Units from time to time; and
“Weighted Average Trading Price” means the price determined by dividing: (i) the aggregate dollar trading value of all REIT Units traded on the TSX over the 10 consecutive trading days immediately following November 10, 2006 by (ii) the total number of REIT Units sold over the TSX during such period, which price is $15.18.

Extendicare 2006 AIF

EXPLANATORY NOTES
The information in this Annual Information Form is as at December 31, 2006, unless otherwise indicated.
For an explanation of the capitalized terms used in this Annual Information Form and not defined in the text, please refer to the Glossary of Terms that starts on page 1.
All dollar amounts in this Annual Information Form are stated in Canadian currency unless otherwise indicated.
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
Information provided by Extendicare REIT from time to time, including this Annual Information Form, contains or may contain forward-looking statements concerning anticipated future events, results, circumstances, economic performance or expectations with respect to the REIT Group, including its business operations, business strategy and economic performance and financial condition. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project” or a similar expression.
Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available, and the REIT assumes no obligation to update any forward-looking statement. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the REIT Group to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the REIT’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the compliance by the REIT Group with such regulations; changes in government funding levels for health care services; changes in tax laws; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the REIT Group; the ability to maintain and increase census levels; changes in foreign exchange rates; the ability to attract and retain qualified personnel; the availability and terms of capital to fund capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the REIT’s forward-looking statements.

Extendicare 2006 AIF

CORPORATE STRUCTURE
Name, Address and Incorporation
Extendicare Real Estate Investment Trust
Extendicare REIT is an unincorporated, open-ended limited purpose trust established under the laws of the Province of Ontario pursuant to the REIT Deed of Trust. Although it is intended that the REIT qualify as a “mutual fund trust” pursuant to the Tax Act, the REIT is not a mutual fund under applicable securities laws. The registered and principal office of the REIT is located at 3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2.
The REIT issued REIT Units and Special Voting Units to holders of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares pursuant to the terms of the Arrangement, which was approved by the shareholders of Extendicare at a special meeting held on October 13, 2006.
Extendicare Trust
Extendicare Trust is an unincorporated, open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to the Trust Deed of Trust. All of the Trust Units and Series 1 Trust Notes issued by Extendicare Trust are owned by the REIT. The registered and principal office of Extendicare Trust is located at 3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2.
Extendicare Limited Partnership
Extendicare LP is a limited partnership formed under the laws of the Province of Ontario on September 11, 2006 to: (i) hold all the securities of ULC; and (ii) acquire, directly or indirectly, substantially all of the operating assets and related businesses of Extendicare. Holding GP is the general partner of Extendicare LP, with a 0.01% interest. The registered and principal office of Extendicare LP is located at 3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2.
Extendicare Holding General Partner Inc.
Holding GP is a corporation incorporated under the laws of Canada and is the general partner of Extendicare LP. All of the outstanding shares of Holding GP are owned by Extendicare Trust. The registered and principal office of Holding GP is located at 3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2.
Extendicare ULC
ULC is an unlimited liability corporation incorporated under the Province of Alberta. All of the outstanding shares of ULC are owned by Extendicare LP. The registered and principal office of ULC is located at 3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2.
Extendicare Inc.
Extendicare was originally incorporated in August 1968 and was continued under the CBCA by Articles of Continuance. Pursuant to the Arrangement, Extendicare amalgamated with Extendicare Acquisition Inc. to continue as one corporation with the name “Extendicare Inc.” All of the outstanding shares of Extendicare are owned by ULC. The registered and principal office of Extendicare is located at 3000 Steeles Avenue East, Markham, Ontario, Canada L3R 9W2.
Extendicare’s U.S. long-term care operations are conducted through its wholly owned subsidiary Extendicare Health Services, Inc. EHSI operates primarily nursing facilities, and a small number of assisted living facilities in the United States. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.
Extendicare’s Canadian long-term care operations are conducted through its wholly owned subsidiary Extendicare (Canada) Inc. ECI operates nursing and retirement centres in Canada, and also manages a chronic care hospital unit in Ontario. ECI is also a major provider of home health care in Canada through ParaMed.

Extendicare 2006 AIF

Organizational Structure of Extendicare REIT
The following diagram illustrates the organizational structure of the REIT.

Public Holders of REIT Units
100% of REIT Units (1)
Public Holders of Exchangeable LP Units
Extendicare REIT (Ontario)
100% of Trust Units
100% of Series 1 Trust Notes
100%
Extendicare Trust (Ontario)
100% of Class A Limited Partnership Units
Holding GP (Canada)
Extendicare LP (Ontario)
General Partnership Interest (0.01%)
100% of Exchangeable LP Units (2)
100% of ULC Shares
100% of ULC Notes
ULC (Alberta)
100% of Extendicare Shares
100% of Extendicare Notes
Extendicare (Canada)
34.8%
Crown Life
ECI (Canada)
subsidiaries
(3)
EII (Canada)
subsidiaries
Canada
United States
EHI (Wisconsin)
VCPI (Wisconsin)
EHSI (Delaware)
subsidiaries

Notes:
(1) As of March 2, 2007, there were 60,453,763 REIT Units issued and outstanding.
(2) As of March 2, 2007, there were 9,792,457 Exchangeable LP Units issued and outstanding.
(3) “=” indicates omission of intermediary wholly owned subsidiaries.

Extendicare 2006 AIF

Subsidiaries
The following is a list of the material direct and indirect subsidiaries of Extendicare as of December 31, 2006.

	Jurisdiction	Percentage of Voting Securities
	of	Owned Directly or Indirectly
Name	Incorporation	by Extendicare

Extendicare (Canada) Inc.	Canada	100
159524 Canada Inc. (1)	Canada	100
New Orchard Lodge Limited	Canada	100
Extendicare Health Services, Inc.	Delaware	100
Extendicare Health Facilities Holdings, Inc.	Delaware	100
Extendicare of Indiana, Inc.	Delaware	100
Extendicare Homes, Inc.	Delaware	100
Northern Health Facilities, Inc.	Delaware	100
Fir Lane Terrace Convalescent Center, Inc.	Washington	100
Arbors at Toledo, Inc.	Ohio	100
Laurier Indemnity Company, Ltd.	Bermuda	100
Laurier Indemnity Company	Wisconsin	100

(1)	Extendicare, through 159524 Canada Inc., owns a 34.8% common equity interest in Crown Life.

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GENERAL DEVELOPMENT OF BUSINESS
Three Year History
During 2006 Extendicare made a significant change in its strategic business direction with the distribution of ALC, which operated the majority of Extendicare’s assisted living business, to its shareholders and its conversion into a Canadian real estate investment trust. Prior to the Arrangement, Extendicare, as a major provider of senior care services in North America, had spent the past few years strengthening its operations following a difficult period in the long-term care industry that resulted primarily from inadequate government reimbursement and a significant rise in resident care liability costs in certain states. During the past three years, Extendicare has strengthened its balance sheet through acquisitions, internal growth, debt refinancings, and targeted disposals of underperforming facilities, and by managing resident care liability settlements and focusing on growing revenue, while maintaining quality care to its residents. CMS has resolved a number of its U.S. Medicare funding issues, creating a more stable reimbursement environment for long-term care providers.
The conversion of Extendicare into a Canadian real estate investment trust was determined by management to be an effective structure to conduct Extendicare’s ongoing senior care operations for a number of reasons, including:
•	monthly cash distributions were anticipated to provide an attractive return to Unitholders without impairing the ability of the REIT to sustain existing assets, repay external debt, finance capital expenditures and expand its business through both organic and acquisition-related growth; and
•	units of real estate investment trusts are generally valued on a cash-yield basis, which is expected to result in more favourable market trading levels for the REIT Units after taking into account the distribution of ALC compared to the pre-Arrangement trading levels for the Extendicare Subordinate Voting Shares and the Extendicare Multiple Voting Shares.
The following outlines the significant developments for the past three years.
Plan of Arrangement
On November 10, 2006, Extendicare completed the Plan of Arrangement that involved the distribution of ALC to Extendicare’s shareholders and the conversion of Extendicare into a Canadian real estate investment trust. Extendicare REIT, through its subsidiary operating entities, owns and continues to operate the U.S. and Canadian nursing home businesses, a smaller number of assisted living homes and related businesses of Extendicare and holds Extendicare’s investment in Crown Life. ALC continues to carry on almost all of the U.S. assisted living business that was formerly carried on by Extendicare. The REIT is listed on the TSX under the symbol “EXE.UN”.
Pursuant to the terms of the Arrangement, holders of Extendicare Subordinate Voting Shares ultimately received for each share (a) one ALC Class A Share, and (b) one REIT Unit or, one Exchangeable LP Unit; and holders of Extendicare Multiple Voting Shares ultimately received for each share (a) one ALC Class B Share, and (b) 1.075 REIT Units or, 1.075 Exchangeable LP Units.
On October 31, 2006, the day before Extendicare was initially scheduled to have completed the Arrangement, the Minister of Finance of Canada announced the Tax Fairness Plan for Canadians (the “Tax Fairness Plan”), whereby the income tax rules applicable to publicly traded income trusts and limited partnerships will be significantly modified. In particular, certain income of such entities that is distributed to unitholders will be taxed in the hands of such entities at rates substantially equivalent to the general tax rate applicable to Canadian corporations and such distributions will be treated as taxable dividends in the hands of unitholders. On December 21, 2006, the Department of Finance released draft legislation, and on March 27, 2007 tabled a Notice of Ways and Means Motion (the “Draft Legislation”) to implement the new measures. Under the Draft Legislation, which has not yet been enacted, the proposed distribution tax will generally apply to publicly traded income trusts for taxation years that end after 2006. However, a transitional rule provides that the new measures will not apply until the 2011 taxation year for trusts whose units or other securities were listed or traded on a stock exchange or other public market on October 31, 2006.

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Following the announcement of the Tax Fairness Plan on October 31, 2006, Extendicare temporarily delayed proceeding with the Arrangement in order to study its alternatives. At a meeting on November 7, 2006, the Board approved proceeding with the Arrangement on November 10, 2006. Management is currently assessing whether the REIT will qualify for the transitional rule and is also considering the possible impact of the Draft Legislation on the REIT, Extendicare LP and their respective unitholders. No assurance can be given that the REIT will qualify for the transitional rule.
Prior to the implementation of the Arrangement, Extendicare carried out certain pre-Arrangement transactions including:
•	the transfer by EHSI to ALC of 29 assisted living properties that were formerly owned and operated by EHSI;
•	other cash and non-cash capital contributions to ALC by EHSI;
•	the transfer by EHSI of the shares of ALC to Extendicare;
•	the prepayment by EHSI of all amounts owing by it under its existing term loan and credit facility, its 9.5% Senior Notes due July 1, 2010, (the “2010 Notes”), its 6.875% Senior Subordinated Notes due May 1, 2014, (the “2014 Notes”) with the proceeds from the completion of a collateral mortgage backed securitization transaction and a new revolving line of credit;
•	the termination by EHSI of its interest rate swap and cap agreements relating to the 2010 Notes and 2014 Notes; and
•	the redemption of its preferred shares.
Transfer of ALC Shares by EHSI to Extendicare and Distribution to Extendicare’s Shareholders
On November 10, 2006, all of the shares of ALC were transferred by EHSI to Extendicare at fair market value for U.S. tax purposes, which was determined by EHSI based upon the volume weighted average trading price of the ALC Class A Shares on that date. Subsequent to the transfer of all of the shares of ALC by EHSI to Extendicare, the shares of ALC were distributed by Extendicare to its shareholders on November 10, 2006, under the Plan of Arrangement.
Financings
2006
In the fourth quarter of 2006 and prior to the completion of the Arrangement, EHSI repaid its 2010 Notes in the principal amount of US$150.0 million, its 2014 Notes in the principal amount of US$125.0 million, and its term loan and revolving credit facility in the amount of US$164.9 million with proceeds from the completion on October 16, 2006 of a US$500.0 million collateral mortgage backed securitization transaction (the “CMBS Financing”) and draw downs under the Credit Facility. Proceeds from the financings were also used to cover prepayment penalties, terminate interest rate lock, swap and cap agreements, and pay related transaction costs.
The CMBS Financing has a 5-year term, with a fixed interest rate of 6.6525%, with monthly interest only payments for the first three years, and principal and interest payments for the last two years, based upon a 25-year amortization period. The CMBS Financing is collateralized by a first mortgage on 86 of EHSI’s skilled nursing facilities.
EHSI’s Credit Facility provides for borrowings up to US$120.0 million, and has a 3-year term, no required principal repayments, and floating-rate interest based on a pricing grid. The interest rate margins range based upon EHSI’s consolidated leverage ratio. The margin over the Eurodollar rate ranges from 1.5% to 2.5%, or 0.5% to 1.5% over the base rate, as applicable. The Credit Facility is used to back letters of credit and for general corporate purposes.
The Credit Facility has 24 skilled nursing facilities as specific collateral and is guaranteed by EHI and EHSI’s material domestic subsidiaries. The Credit Facility is secured by certain tangible and intangible assets of EHI, EHSI and the subsidiary guarantors; however it excludes all skilled nursing facilities and associated personal property and accounts receivable that were mortgaged under the CMBS Financing. The Credit Facility also allows EHSI to release collateralized facilities from the Credit Facility if, after their release, financial covenants will be met and total outstanding borrowings will not exceed the collateral value of the remaining collateralized facilities.

Extendicare 2006 AIF

The Credit Facility requires EHSI to comply with various financial covenants, including fixed charge coverage, debt leverage, and tangible net worth ratios. The Credit Facility contains customary covenants and events of default and is subject to various mandatory prepayment and commitment reductions. If an event of default occurs, the lenders may accelerate the maturity of the loans under the Credit Facility, charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the Credit Facility. EHSI is permitted to make voluntary prepayments at any time under the Credit Facility.
The amount available to be borrowed under EHSI’s Credit Facility is the lesser of: (1) 60% of the appraised values of the nursing facilities collateralizing the Credit Facility, or (2) an amount based on the actual net cash flow of these facilities for the last 12 months. There was nothing drawn on the Credit Facility as at December 31, 2006. The amount available at December 31, 2006, was US$104.2 million, of which US$17.7 million secured letters of credit.
In October 2006 ECI refinanced a $9.9 million mortgage that had matured, with Canada Mortgage and Housing Corporation (CMHC) financing, for a term of 10 years at a rate of 4.63%, under a 20-year amortization schedule.
2007
On January 19, 2007, ECI completed $26.3 million of CMHC financing secured by three of its Canadian nursing facilities. The three loans have 10-year terms with weighted average monthly payments amortized over 20 years at 4.67%.
On March 6, 2007, EHSI raised US$90.0 million from the completion of a second collateral mortgage backed securitization transaction (the “2007 CMBS Financing”), with a fixed interest rate of 6.79%. The 2007 CMBS Financing has a 5-year term and stipulates monthly payments of interest only for the first three years, and thereafter monthly payments of principal and interest based upon a 25-year amortization period. The 2007 CMBS Financing is collateralized by first mortgages on 14 of EHSI’s skilled nursing facilities. The proceeds from the 2007 CMBS Financing were used primarily to cover current taxes payable on the sale of ALC by EHSI to Extendicare.
Acquisition and Distribution of Assisted Living Concepts, Inc.
On January 31, 2005, EHSI completed the acquisition of ALC. At the time of the acquisition, ALC had a portfolio of 177 assisted living facilities, which comprised 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI already operated. As a result of the Arrangement, which included the distribution of ALC to Extendicare’s shareholders, ALC’s operations have been designated as discontinued on the consolidated financial statements of the REIT and reclassified in the statement of earnings for all periods reported.
Nursing Home Acquisitions
During 2004 EHSI acquired five nursing homes, one of which it had been operating under a lease arrangement, and four that were located in Indiana adding capacity for 321 residents. During 2005 EHSI acquired two nursing homes adding capacity for 253 residents. In 2006 EHSI acquired two nursing homes (417 beds) in Pennsylvania in March, three nursing facilities (259 beds) in Kentucky in August, and an Ohio nursing facility it had been leasing (150 beds) in December.
On January 5, 2007, EHSI completed the acquisition of a nursing facility (111 beds) in Ohio that it had been operating under a lease arrangement.
Construction
United States
EHSI implemented a construction program in 2003 to expand its existing portfolio of nursing and assisted living facilities. All of the assisted living projects under this construction program formed part of the ALC operations that were distributed. With respect to the expansion of its skilled nursing homes, EHSI completed an addition of 20 beds during 2004, an addition of 18 beds during 2005 and three additions of 64 beds in 2006.
As of December 31, 2006, EHSI had two construction projects in progress for an 89-bed skilled nursing facility and a 21-bed nursing home addition anticipated to be completed at the end of 2007.

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Canada
In March 2004 ECI opened the last of its 11 new Ontario nursing homes from awards the Government of Ontario initiated in 1998. Four of the new facilities opened during 2001, two in 2002, four in 2003, and the final one in 2004. The 11 new nursing homes have capacity for 1,487 residents, of which 154 beds were transferred from existing ECI nursing homes, and 76 are assisted living units.
Financing for 9 of the 11 new Ontario nursing homes was obtained through a 25-year capital lease arrangement with BCP Long-Term Care Facilities Inc. at an average borrowing rate of approximately 8.0%. ECI is operating the facilities and will own the facilities at the end of the lease term.
The Ontario government is funding a portion of the construction costs of the 11 new Ontario nursing homes over a 20-year period, over which time ECI will receive approximately $101.0 million.
ECI has entered into a Memorandum of Understanding with the local Regional Health Authority (David Thompson Health Region) to construct a 280-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The centre will be part of a seniors’ community that will include an independent living housing complex being developed by a third party. ECI is in the process of finalizing the arrangements, as well as seeking financing for the project.
In October 2006 the Ontario government announced an emergency room wait time strategy that includes the construction of 1,750 new and the replacement of 662 long-term care beds. ECI will compete for new beds based on an evaluation of demand and other factors. Under the first round of request for proposals for three new homes, ECI made submissions for all three and expects to make further submissions under the second round of the RFPs that are due in April 2007.
Discontinued Operations
Extendicare continually assesses the performance of its asset portfolio, and for those assets that fail to meet operating and financial standards, a decision may be made to dispose of the asset. Assets to be disposed of are recorded at the lower of the carrying value or estimated fair market value after disposal costs. Earnings and associated taxes derived from both divested operations and operations that have been classified for disposition are reported separately within the consolidated statements of earnings as discontinued operations.
Operations of EHSI that have been discontinued include: assisted living facilities primarily in Texas and Washington; skilled nursing facilities in Wisconsin, Minnesota and Oregon; and leased properties in Florida and Texas. As at December 31, 2006, EHSI had assets held for sale related to four nursing facilities and one closed assisted living facility in Texas; one nursing facility in Wisconsin, one closed nursing facility in Kentucky; and one assisted living facility and one closed nursing facility in Oregon.
As well, the operations of ALC have been accounted for by the REIT as discontinued as a result of the Arrangement.
U.S. Legislative Actions Affecting Revenue
Medicare Funding Changes
The Prospective Payment System was implemented to fund skilled nursing facilities certified under the Medicare program effective January 1, 1999. However, it was phased in over a four-year period ending January 1, 2002. As a result of the industry coming under financial pressure due to the implementation of PPS, the U.S. Congress passed two acts to provide some relief to the industry, namely the Balanced Budget Refinement Act of 1999 (the “BBRA”) and the Benefits Improvement and Protection Act of 2000 (the “BIPA”). These laws contained additional funding provisions to assist providers as they adjusted to PPS for an interim period. The funding enhancements implemented by the BBRA and BIPA fell into two categories. The first category was “Legislative Add-ons”, which expired on September 30, 2002, and which included a 16.66% add-on to the nursing component of the RUGs rate and a 4% base adjustment. The second category, referred to as the “RUGs Refinements”, involved, after amendment, add-ons to 14 rehabilitation categories of 6.7% each, and continued until December 31, 2005.

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Effective January 1, 2006, CMS terminated the funding of the RUGs Refinements enhancements. In conjunction with this change, CMS expanded the 44 RUGs classifications to 53, providing nine new RUGs classifications to reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, effective January 1, 2006, CMS also increased RUGs rates in the nursing and therapy components of the case mix index for all 53 RUGs rates. In preparation for these changes, EHSI refocused its marketing strategies to target residents requiring short-term rehabilitative services. As a result, despite the loss of the RUGs Refinements, EHSI successfully increased its average daily Medicare Part A rate by 7.1% to US$371.95 in 2006 from US$347.27 in 2005. This increase included a 3.1% market basket increase effective October 1st in each of 2005 and 2006. Approximately 35.8% of EHSI’s Medicare residents were classified within the nine new high acuity RUGs classifications, and the percentage of therapy residents increased from 78.5% in 2005 to 84.0% in 2006.
Changes in Medicare funding levels typically occur on October 1st in each year to coincide with the federal government’s fiscal year, and generally represent an inflationary increase for Medicare Part A rate, otherwise referred to as a “market basket” increase. On October 1, 2006, the market basket increase was 3.1%, which increased EHSI’s average Medicare Part A rate by approximately US$11.44 per patient day. In 2005 and 2004 the market basket increase was 3.1% and 2.8%, respectively.
The Medicare Part D benefit that arose from the Medicare Prescription Drug Improvement and Modernization Act of 2003 was implemented by CMS effective January 1, 2006, and provides access to prescription drug coverage for Medicare beneficiaries. Medicare Part D is a voluntary drug benefit, except for dually eligible Medicare and Medicaid residents, who must enrol in the program. The program provides a prescription drug benefit through a fee-for-service prescription drug plan, or PDP. For a premium, eligible residents have their drug costs administered through a government contracted PDP provider, who negotiates contracts with the institutional pharmacies, including Omnicare, Inc. (Omnicare), which provides pharmacy services to the majority of EHSI’s nursing facilities. Omnicare has contracted with the majority of all PDPs to which EHSI’s residents subscribe. To date, as a result of the transition plans put into place by CMS, EHSI has not experienced an increase in its drug costs as a result of these changes. However, EHSI could be faced with incremental drug and administrative costs as PDPs exercise their strategies to manage drug costs on behalf of their subscribers.
Effective January 1, 2006, CMS reduced its level of reimbursement from 100% to 70% for Part A co-insurance bad debts involving residents who are not dually eligible for Medicare and Medicaid. Based upon EHSI’s population of non-dually eligible residents, the estimated annual impact of this change reduced Medicare revenue by $0.5 million. EHSI continued to be reimbursed for all remaining Part A co-insurance bad debts that amounted to approximately $23.1 million in 2006.
In November 2006 CMS issued federal regulations regarding procedures and documentation standards for skilled nursing facilities to be reimbursed for blood glucose monitoring. The new regulations require physicians to certify the necessity of each finger stick blood glucose test and document those orders effective January 1, 2007. The new rule will require such considerable effort on physicians and skilled nursing facilities that operators will no longer be able to bill for such procedures. EHSI estimates that the loss of revenue from this new regulation is approximately US$4.0 million per annum.
In February 2007 U.S. President Bush related his budget recommendations for the fiscal year commencing October 2007. The budget includes recommendations for US$66 billion and US$7 billion in Medicare and Medicaid cuts, respectively, over the next five years. The recommended savings that impact long-term care over the next five fiscal years include the following:
•	A reduction of 0.65% to the skilled nursing market basket increase. Should this recommendation be approved, the impact to EHSI would be approximately US$2.1 million per annum based upon the average Medicare census and Medicare Part A rate for 2006.
•	A phase-down reduction leading to the elimination of bad debt reimbursement from the Medicare program. On an annual basis, EHSI recovers approximately US$20.0 million from the Medicare program for unpaid co-payment claims from Medicare beneficiaries who fail to pay their portion of the cost of skilled nursing care.

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•	A reduction in Medicare rates paid to post-acute inpatient rehabilitative hospitals over the next five fiscal years. Though this will have no direct impact to skilled nursing facilities, it may lead to increased occupancies in skilled nursing facilities.
•	The introduction of survey and certification fees to those skilled nursing facilities requiring follow-up surveys as a result of a high level of deficiencies identified in the initial survey. No details were provided to determine the impact of this recommendation.
The U.S. President’s budget is subject to change upon review before being passed by both houses of Congress of the United States.
Medicaid Funding Changes
Each year in July, EHSI receives new annual Medicaid rates in seven of the eleven states where it operates nursing facilities. For the states’ fiscal years beginning July 1, 2006, EHSI estimates that its weighted average Medicaid rate increase, not including the impact of provider tax changes and case mix indices was approximately 2.7%, compared to 1.4% for fiscal years beginning in 2005. In Washington, EHSI’s Medicaid rates increased by 9.9% effective July 1, 2006 as a result of the State updating to current operator costs. The annualized impact of the rate increase to EHSI is estimated at $4.7 million. In Ohio, the State has implemented a new reimbursement system, and EHSI’s rates increased only 0.3% effective July 1, 2006. Pennsylvania has also implemented a new reimbursement system effective July 1, 2006, and EHSI’s estimated rate increase was 1.6%.
Effective January 1, 2006, the State of Indiana implemented a Medicaid rate reduction that amounted to approximately $2.3 million per annum of lower revenue to EHSI, and applies to the 18-month period ended June 30, 2007. During this period, the Medicaid rate will be adjusted for the impact of submitted cost reports and changes in case mix indices.
Over the past few years, several states in which EHSI operates received approval from CMS for state plan amendments and waivers, which increases the level of federal funding for each state’s Medicaid program, and provides nursing facilities with revenue rate increases to offset new or increased state provider taxes.
Effective July 2004 the State of Kentucky received approval from CMS of a state plan amendment and waiver. The Kentucky plan amendment and waiver contributed approximately $3.0 million in incremental earnings before income taxes for the six-month period ended December 31, 2004.
In January 2005 the States of Pennsylvania and Washington received approval from CMS for their submitted state plan amendments and waivers. The Washington plan had no impact on earnings. In March 2005 the State of Pennsylvania officially approved its state plan amendment and waiver. As a result, in the 2005 first quarter, EHSI recognized incremental revenue of $20.2 million and provider tax expense of $16.4 million relating to the period from July 1, 2003 to December 31, 2004. Offsetting this increase in revenue, the State of Pennsylvania published its final Medicaid rates for the year commencing July 1, 2004, which resulted in a reduction of previously accrued revenue of $0.8 million in the last half of 2005.
In June 2005 CMS and the State of Indiana announced the approval of a state plan amendment and waiver, which increased federal funding to the Medicaid program retroactively to July 1, 2003. As a result, in 2005 EHSI recognized incremental revenue of $15.5 million, and additional provider tax expense of $7.6 million, pertaining to the period July 1, 2003 to December 31, 2004.
In December 2006 the Tax Relief and Health Care Act of 2006 established that the state provider tax limit would be reduced from the 6% established by CMS to 5.5% effective January 1, 2008 through December 31, 2011. The limit returns to 6% after 2011; however, this limit cannot be changed by CMS regulations in the future. The change does not have a material impact on future revenues; however, it does limit the risk for reduced Medicaid rates to the level of funding provided through provider tax funding.
Canadian Legislative Actions Affecting Revenue
The fees charged by ECI for its Canadian nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services. Funding for

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Ontario long-term care centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or “envelopes”, for services such as nursing, programs, food and accommodation. Providers may retain excess funding over costs incurred only with respect to the accommodation envelope, while funding for the other envelopes is returned to the extent costs incurred are below the rates funded, otherwise referred to as “flow-through envelopes”.
Ontario Long-term Care Legislation
In October 2006 the Ontario government introduced new long-term care homes legislation (Bill 140) that, if passed, would consolidate three pieces of legislation currently governing long-term care facilities in the province. Ontario’s long-term care homes are currently governed by three separate pieces of legislation: the Nursing Homes Act; the Homes for the Aged and Rest Homes Act; and the Charitable Institutions Act. Through consolidation, the government expects that the single piece of legislation will ensure uniform standards and accountability. Bill 140 has passed second reading, following which public hearings took place and a number of proposed amendments were tabled. Bill 140 will require a third reading before receiving Royal Assent. A new licensing process is proposed with defined terms for various classes of homes as follows: one year for “D” rated facilities that have not been upgraded; 10 years for upgraded “D” rated facilities; 15 years for “C”, “B” and “A” rated facilities; and 25 years for new homes. ECI has 11 new facilities in Ontario and the rest are “C” rated facilities. The proposals do not currently include a commitment to a capital renewal program for older buildings. ECI and others continue to advocate for appropriate changes.
Ontario Long-term Care Funding
In May 2004, as part of its 2004 Budget, the Ontario government announced plans to provide additional funding to improve Ontario’s long-term care facilities and home care program over the next four years. The 2004 Budget called for an additional investment in long-term care of $191.0 million in 2004 and 2005 to improve care and services for seniors in the province. Funding from this announcement was phased in on October 1, 2004 and on April 1, 2005. Based on the number of owned and leased long-term care beds that ECI operated in Ontario, management estimated that the funding increases represented additional annual revenue of approximately $6.6 million beginning October 1, 2004, rising to $8.0 million on April 1, 2005. The majority of this funding was directed to the flow-through envelopes, and was offset by additional costs of resident care.
In July 2005 the Ontario government announced a further funding commitment of $27.6 million to increase base funding for long-term care homes, retroactive to April 1, 2005, which ECI began recognizing in the 2005 third quarter. ECI estimates that based on the number of long-term care beds it operated in Ontario, this additional funding provided annual revenue of approximately $1.8 million. The majority of this funding was directed to the flow-through envelopes, and was offset by additional direct costs of resident care.
In March 2006 the Ontario government announced the annual acuity-based funding increase to take effect April 1, 2006, based on the 2005 resident classification results that showed an acuity increase of 1.98%. In April 2006 the government announced a further increase in funding for long-term care homes of $29.0 million to help manage the rising cost of labour within the flow-through envelopes. ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding adjustments represent additional annual revenue of approximately $4.4 million to the flow-through envelopes.
Effective July 1, 2006, the government provided an increase of $0.12 per resident per day (or 2.25%) in funding for food costs and an increase of $0.78 per resident per day (or 1.76%) in the per diem rate for the non flow-through accommodation envelope. ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding enhancements represent additional annual revenue of approximately $1.6 million, of which approximately $0.2 million is directly allocated to food costs and the remainder is available to assist in offsetting inflationary cost increases of accommodation.
A number of investments in health care were announced as part of the March 2007 Ontario Budget. The 2007 Budget called for an additional $14.0 million for more nurses in long-term care homes. These funds will be directed to the flow-through envelopes and will be offset by costs of resident care.

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Ontario Property Tax Funding
In 2004 the Ontario government initially reduced the funding to long-term care providers for property taxes from 90% to 80%. This was subsequently increased on a retroactive basis to 85% in the first quarter of 2005. The issues surrounding this resulted from the influx of 20,000 new long-term care beds in Ontario, which put a strain on the Ontario government’s allocated pool of funds. The initial reduction in funding from 90% to 80% lowered ECI’s 2004 revenue by $0.8 million. In the 2005 first quarter, ECI received a $0.4 million retroactive adjustment as a result of the government’s year-end balancing of its available pool of funds. Property tax funding levels for 2005 remained at the 85% level and continued at that rate in 2006. However, there can be no assurance that funding will not be reduced in the future.
Alberta Long-term Care Funding
The Alberta government confirmed changes to the long-term care funding formula for its 2005/2006 fiscal year. Long-term care providers received an annual inflationary rate increase on April 1, 2005, and annual funding adjustments for the case mix index (a measure of the level of care required by the resident population of the facility) on July 1, 2005. Further funding changes announced took effect January 1, 2006, to fund a required increase in nursing hours of care. Based on the number of long-term care beds that ECI operated in Alberta, ECI estimated that these funding changes resulted in additional annualized revenue of approximately $2.2 million starting April 1, 2005, and increasing to approximately $4.4 million on January 1, 2006. Most of this funding was directed towards additional nursing hours for resident care and therefore would not significantly impact earnings.
In March 2006 the Alberta government announced its 2006/2007 fiscal budget in which $42.0 million was allocated to improve continuing care services. Changes included additional funding to enable increases in the number of hours of care per resident day to 3.6 hours, required to be implemented by January 2007. As a result, ECI does not anticipate a significant impact to earnings from these changes. An annual inflationary rate increase of 3.25% was received by long-term care providers effective April 1, 2006. As well, the July 1, 2006, annual funding adjustment for the case mix index was received, which varies by facility and can result in an increase or decrease in funding depending on the change in resident acuity levels. For ECI, the net impact of the case mix index adjustments was minimal.
ParaMed Home Health Care
ECI is a major private-sector provider of home health care services through ParaMed. ParaMed operates in Alberta and Ontario, with Ontario being its largest market, representing approximately 95% of its revenue.
The 2004 Ontario Budget called for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s CCACs in the latter half of 2004, targeted towards acute home care, end-of-life care and chronic home care services. In July 2005 the government announced the release of $87.8 million for home care services to benefit 45,100 additional acute care clients.
On May 1, 2006, the Ontario government announced additional funding of $117.8 million to improve home care, of which $30.0 million would be used to implement recommendations from the Caplan Report. The announcement stated it was the intention of the government to implement 68 of 70 recommendations from the Caplan Report, which is intended to improve the procurement model with open and transparent practices, improve the quality and continuity of care, and support home care workforce stability. A Personal Support Worker Stabilization Strategy resulted in funding that was released in November on a retroactive basis to April 2006. Service providers will be required to report how the funds were spent. ECI’s portion for the nine months ended December 31, 2006 was approximately $3.5 million. ECI anticipates that the majority of the funds received will be allocated towards labour-related costs, such as compensation payments, enhanced travel and training programs and other employee benefits.
As well, as part of the Ontario government’s strategy to reduce emergency room wait times, the government announced in October 2006, additional funding of $30.0 million to support home care service volumes. In addition, the March 2007 Ontario Budget announced a further investment of $35.0 million to provide more home care services and supports to keep people healthy at home.
It is anticipated that the home health care RFP process will resume in 2007 under a revised template. RFPs have been frozen since 2004 as a result of the study undertaken by the Ontario government and contracts that were due to expire were extended.

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DESCRIPTION OF THE BUSINESS OF EXTENDICARE
Company Profile
Following the Arrangement, Extendicare continues to be a major provider of long-term care and related services in North America and, through its subsidiaries, operates 234 nursing and assisted living facilities in the United States and Canada, with capacity for 26,836 residents. Extendicare employs approximately 33,700 people in 11 states and four provinces in North America. Extendicare is divided into two operating groups, EHSI in the United States and ECI in Canada. Extendicare self-insures its general and professional liability risks through its 100% owned subsidiaries, Laurier Bermuda, which is domiciled in Bermuda, and Laurier USA, which is domiciled in the United States.
In the United States EHSI, through ProStep, offers medical specialty services such as subacute care and rehabilitative therapy services. Extendicare also offers information technology services to smaller long-term care providers through VCPI, thereby reducing in-house technology costs for these providers. Home health care services are provided in Canada through ParaMed. Extendicare also offers management and consulting services and group purchasing of supplies to third parties across North America.
Extendicare operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services, are a risk to Extendicare. Extendicare also operates in a heavily regulated industry, subject to the scrutiny of federal, state and provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. Management continually allocates increased resources to ensure compliance with, and to respond to, inspections, investigations and/or enforcement actions, and to improve the quality of services provided to Extendicare’s residents. The financial controls of Extendicare are centralized in Milwaukee, Wisconsin for the United States and Markham, Ontario for Canada. Within each country, supervision is provided through regional offices. Centralized accounting systems record each nursing and assisted living facility’s results. Costs are evaluated on a per patient day basis, along with comparisons to budgets. Senior operating and financial management monitor costs on a monthly basis.
Operations
United States
Organizational Structure
Extendicare’s U.S. operations are organized into a number of direct and indirect wholly owned subsidiaries, primarily for legal and tax purposes, but EHSI manages its operations as a single unit. Operating policies and procedures are substantially the same in each subsidiary. Several of EHSI’s subsidiaries own and operate a significant number of its total portfolio of facilities. EHSI’s nursing home operations remain the largest portion of its business, comprising almost 97% of its revenue.
Various functions of EHSI are centralized in its corporate office in Milwaukee. EHSI’s human resources, legal, purchasing, internal audit, accounting and information technology functions provide support to its field operations. At its corporate offices, senior management of EHSI provide overall strategic direction, seek development and acquisition opportunities, and manage the overall long-term care business. The human resources department implements corporate personnel policies and administers wage and benefit programs. The accounting, finance, internal audit, billing and collection, accounts payable, payroll, and tax planning and compliance departments are also centralized at the Milwaukee corporate office. In order to support unique system and client needs, EHSI has separate clinical, marketing, risk management and environmental support groups for its nursing facility and assisted living operations. Senior departmental staff, for their respective nursing and assisted living organizations, are responsible for the development and implementation of corporate-wide policies pertaining to resident care, employee hiring, training and retention, marketing initiatives and strategies, risk management, facility maintenance and project coordination.
EHSI has five regional offices, relatively close in proximity to their facilities, located in Philadelphia, Columbus, Louisville, Milwaukee and Seattle that oversee its East, Ohio, Indiana/Kentucky, Wisconsin/Minnesota, and

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Western operations, respectively. The regional office staff are responsible for overseeing all operational aspects of EHSI’s nursing facilities and compliance with company standards involving resident care, rehabilitative services, recruitment and personnel matters, state regulatory requirements, marketing and sales activities, internal control and accounting support, and participation in state industry associations.
A summary of each of EHSI’s business operations follows.
Nursing Care
EHSI provides a broad range of long-term nursing care, including skilled nursing services, subacute care and rehabilitative therapy services to assist patients who are recovering from acute illness or injury but do not require the more extensive and specialized services of a hospital. Approximately 58% of EHSI’s admissions are residents initially funded through Medicare Part A, and approximately 84% of these residents receive therapy services as part of their Part A Medicare stay. After their Medicare-qualified stay, residents either return to the community or remain at the facility for ongoing nursing care. EHSI’s revenue from its residents in 2006 was funded approximately 35% by Medicare, 49% by Medicaid and 16% by private and other sources. EHSI is focused on increasing the percentage of residents funded through Medicare Part A.
The administrator of each facility is responsible for the day-to-day operations including the quality of care, resident services, sales and marketing, therapy programs, physical appearance and maintenance and financial performance. The administrator is supported by department heads that oversee each of the critical functions within the facility. EHSI’s nursing homes employ registered nurses, licensed practical nurses, therapists, certified nursing assistants and qualified health care aides who provide care as prescribed by each resident’s attending physician. All nursing homes provide daily dietary services, social services and recreational activities, as well as basic services such as housekeeping and laundry. As of December 31, 2006, EHSI operated 142 owned and leased nursing facilities with 14,570 beds in 11 states.
Assisted and Independent Living Services
Assisted living care encompasses a broad spectrum of senior living services and care options, which include independent living, assisted living and different levels of skilled nursing care. EHSI primarily operates assisted living facilities; however, it does operate some independent living facilities. Assisted living meets the needs of seniors seeking accommodation with supportive care and services or who require rehabilitative services. Independent living is designed to meet the needs of seniors who choose to live in an environment surrounded by their peers, where they may receive such services as housekeeping, meals and activities, but are not reliant on assistance with daily living activities such as bathing, eating and dressing. In its assisted living facilities, EHSI provides residential accommodations, activities, meals, security, housekeeping, and assistance in the activities of daily living to seniors who require some support, but not the level of nursing care provided in a nursing facility. The assisted living facilities primarily offer studio and one or two-bedroom units. At December 31, 2006, EHSI operated two owned (221 units) and five managed (155 units) assisted living facilities in five states. Assisted living revenue accounted for less than 1% of EHSI’s total revenue in 2006.
An administrator is responsible for the day-to-day operations at each of EHSI’s assisted living facilities, including the quality of care, resident services, sales and marketing, physical appearance and maintenance of the facility and financial performance. The administrator is supported by a wellness director, who is a professional nurse, and other department heads, who oversee each of the critical functions within their facility. Each of EHSI’s facilities has ongoing support through its area-based teams to ensure the quality of services.
Management and Selected Consulting Services
EHSI uses its long-term care operating expertise to provide third parties with either full management services through Partners Health Group, LLC, or selected consulting services through Fiscal Services Group, LLC, two wholly owned subsidiaries of EHSI. Contracts are generally structured on a fee-for-service basis and can have shorter month-to-month terms or longer terms ranging from one to five years. Such services are available because EHSI employs experienced professionals who have expertise in both the operational and administrative aspects of the long-term care industry. On a regional level, EHSI provides consultants in the areas of nursing, dietary, laundry and housekeeping to long-term care operators under a consulting or full management services basis. Similarly, through its head office support group, EHSI can provide professionals to assist other operators in the areas of cost reimbursement and accounting services. As of December 31, 2006, EHSI had seven nursing (813 beds) and five

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assisted living facilities (155 units) under full management contracts and 97 facilities (11,389 beds) under consulting service contracts.
In addition, VCPI provides information technology services on a fee-for-service basis to third parties, in conjunction with EHSI’s management and consulting services.
Group Purchasing
Extendicare Health Network, Inc., an EHSI wholly owned subsidiary, provides purchasing services to third-party nursing facilities in numerous states as well as to EHSI’s owned and managed facilities. The purchasing group offers substantial cost reductions for its members through contractual volume-based arrangements made with a variety of industry suppliers for food, supplies and capital equipment. At December 31, 2006, EHSI’s group purchasing operations provided services for 6,100 facilities in 48 states.
Rehabilitative Therapy – Outpatient and Inpatient Services
EHSI operates rehabilitative therapy clinics through three wholly owned subsidiaries, ProStep, Health Poconos, Inc. and Adult Services Unlimited, Inc. As of December 31, 2006, EHSI operated 19 clinics: ten in Pennsylvania, one in Ohio, one in Texas and seven in Wisconsin. These clinics provide physical, occupational and speech-language therapy services to outpatients. In addition, the Pennsylvania clinics provide respiratory, psychological and social services.
EHSI also provides rehabilitative therapy services on an inpatient and outpatient basis at the majority of its own nursing facilities. These programs provide patient-centred, outcome-oriented subacute and rehabilitative care. EHSI employs approximately 2,100 physical, occupational and speech-language therapists.
Canada
There are currently two publicly traded operators of nursing and retirement homes in Canada, of which the REIT is the largest in terms of nursing home resident capacity. Extendicare’s Canadian health care operations are conducted through ECI and its subsidiaries. ECI is the largest private-sector operator of nursing facilities and a major private-sector provider of home health care services in Canada. ECI operates its nursing and retirement centres in Ontario, Alberta, Saskatchewan and Manitoba, manages an Ontario hospital chronic care unit and provides a wide range of related services to the residents of these facilities. ECI’s home health care operations are located in Ontario and Alberta.
Nursing and Assisted Living and Retirement Care Services
ECI’s nursing centres are designed for individuals who cannot be cared for at home or in another setting, due to frailty or other physical limitations. In addition to providing accommodation and meals, residents receive assistance with activities of daily living and continuing care. Programs and services are offered to all residents and specialty programs are offered for those with behavioural needs. At December 31, 2006, ECI operated for itself 54 nursing centres providing care to 7,238 residents in four provinces.
Assisted living care in private accommodation provides staff to support activities of daily living, such as personal care, meals, reminders to take medication, and housekeeping. ECI operates for itself two 38-unit assisted living wings attached to nursing centres.
Retirement centres typically provide suites, housekeeping services, meals, activities, security, transportation and special amenities. Residents are usually active and live independently. ECI manages one stand-alone retirement centre and manages several units that are attached to nursing homes for a total of 417 units.
Management and Consulting Services
ECI manages long-term care centres and a hospital chronic care unit for not-for-profit boards and private organizations seeking to improve their management practices, levels of care and operating efficiencies. Most of these contracts include management, accounting and purchasing services, staff training, reimbursement assistance, and where applicable, the implementation of ECI’s policies and procedures.

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As a skilled manager and operator of long-term care facilities for third parties, at December 31, 2006, ECI’s managed portfolio consisted of 24 facilities with 3,763 beds. This portfolio comprises one publicly owned hospital unit (120 beds), one municipally owned home for the aged (160 beds), and five nursing facilities owned by hospitals (764 beds). ECI also manages 16 nursing centres (2,302 beds), and one retirement centre (417 units), which are privately owned (including 10 nursing facilities with 1,524 beds and 315 retirement units attached to nursing homes which it manages for a receiver as part of a bankruptcy action). ECI believes there will be more opportunities in the future to provide facility management and consulting services to the public and private sectors.
Home Health Care Services
ECI is a major provider of home health care in Canada through ParaMed, providing almost 4.8 million hours of care and support services during 2006 to clients of all ages through its 23 branches located in Ontario and Alberta. Ontario is ParaMed’s largest market, representing more than 95% of its revenue in 2006. ParaMed’s professional and para-professional staffs are skilled in providing complex nursing care, occupational, physical and speech therapy, and home support. The operations of ParaMed are accredited by the Canadian Council of Health Services Accreditation.
In 2004 the Ontario Budget called for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s CCACs in the latter half of 2004, targeted towards acute home care, end-of-life care and chronic home care services. In July 2005 the government announced the release of $87.8 million for home care services to benefit 45,100 additional acute care clients.
On May 1, 2006, the Ontario government announced additional funding of $117.8 million to improve home care, of which $30.0 million would be used to implement recommendations from the Caplan Report. The announcement stated it was the intention of the government to implement 68 of 70 recommendations from the Caplan Report, which is intended to improve the procurement model with open and transparent practices, improve the quality and continuity of care, and support home care workforce stability. A Personal Support Worker Stabilization Strategy resulted in funding that was released in November on a retroactive basis to April 2006. Service providers will be required to report how the funds were spent. ECI’s portion for the nine months ended December 31, 2006 was approximately $3.5 million. ECI anticipates that the majority of the funds received will be allocated towards labour-related costs, such as compensation payments, enhanced travel and training programs and other employee benefits.
In addition, as part of the Ontario government’s strategy to reduce emergency room wait times, the government announced in October 2006, additional funding of $30.0 million to support home care service volumes.
It is anticipated that the RFP procurement process for home health care, which the Ontario government froze in 2004, will resume in 2007 under a new template. The private home health care market remains very competitive and management believes that ParaMed is well positioned to compete in bidding for future contracts while maintaining its high quality of service. ParaMed maintains its quality of care, by focusing on staff training, professional development and operating under its Outcome Based Care program, whereby goals at the outset of each patient’s care are established and progress is monitored throughout treatment.
In shaping the delivery of health care to Canadians, both the federal and provincial governments have in the past stated that home health care is an area that requires expansion. In Ontario there was some evidence of increased home health care volumes in the province in 2006. As additional funds are allocated to this segment of the Canadian health care system, Extendicare expects ParaMed to become a larger participant in this sector.
Group Purchasing Services
Through its LTC Group Purchasing division (LTC), ECI offers cost-effective purchasing contracts for food, capital equipment, furnishings, cleaning and nursing supplies, and office products to other providers. Including ECI’s facilities, LTC provides purchasing services to facilities housing approximately 29,700 residents in Canada.

Extendicare 2006 AIF

Sources of Revenue
United States
EHSI derives revenue by providing routine and ancillary health care services to residents in its network of facilities, including long-term care services covering nursing and assisted living care and related medical services such as subacute care, and rehabilitative therapy. EHSI also derives revenue by providing rehabilitative therapy to outside third parties at its clinics and earns management and consulting revenue from other long-term care organizations.
EHSI generates its nursing home revenue from Medicare, Medicaid and private-pay sources, while within its assisted living facilities, it generates revenue from private and Medicaid sources. The Medicaid rates are generally lower than rates earned from Medicare, private, commercial insurance and other sources. EHSI considers “Quality Mix” an important performance measurement indicator and is defined as revenue or census earned from payor sources other than from Medicaid programs. In addition, within Quality Mix, EHSI focuses on short-term stay programs and services for its nursing home operations. The Medicare and Medicaid payors set maximum reimbursement levels for payments for nursing services and products. The health care policies and programs of these agencies have been subject to changes in payment methodologies during the past several years. There can be no assurance that future changes will not reduce reimbursement for nursing services from these sources.
The following table sets forth EHSI’s Medicare, Medicaid and private-pay sources of revenue by percentage of total revenue and the level of Quality Mix.

	Years ended December 31
(%)	2006	2005	2004

Medicare	33.9	32.6	31.3
Private pay	18.8	17.8	20.4

Quality mix	52.7	50.4	51.7
Medicaid	47.3	49.6	48.3

Assisted living facility revenue is primarily derived from private-pay residents at rates EHSI establishes based upon the services it provides and market conditions in the area of operation. Residents are charged for their type of accommodation and services based upon their assessed level of care. The assessed level of care service fee is determined based upon a periodic assessment with input from the resident, the resident’s physician and family. EHSI offers various levels of care for assisted living residents who require less or more frequent and intensive care or supervision.
In 2006, private pay accounted for approximately 91% of EHSI’s assisted living revenue, while Medicaid accounted for 9%. The assisted living resident generally pays the cost of care. Medicaid does provide coverage for certain financially needy persons, regardless of age, and is funded jointly by federal, state and local governments. Medicaid contracts for assisted living vary from state to state.
Medicare
Medicare is a federally funded health-insurance program providing coverage for persons aged 65 or older, disabled persons who have been disabled for at least two consecutive years, and persons who have end-stage renal disease. The Medicare program provides reimbursement in two parts, being Part A and Part B.
Part A Medicare is hospital insurance, which provides reimbursement for inpatient services for hospitals, skilled nursing facilities and certain other health care providers and patients requiring daily professional skilled nursing and other rehabilitative care. Coverage in a skilled nursing facility is limited to a period of up to 100 days, if medically necessary, after a qualifying three-day hospital stay. Medicare pays for the first 20 days of stay in a skilled nursing facility in full and the next 80 days above a daily coinsurance amount.
Part B Medicare provides reimbursement for supplemental insurance that requires the beneficiary to pay premiums and covers physician services and other outpatient services, such as physical, occupational, speech therapy services, enteral nutrition, certain medical items, as well as X-ray services received outside of a Part A covered inpatient stay.

Extendicare 2006 AIF

Under Part A Medicare, the nursing facility is reimbursed based upon the acuity level of the Medicare resident. Acuity is determined by classifying the resident into one of 53 Resource Utilization Groupings, or RUGs categories (expanded from 44 RUGs categories effective January 1, 2006), based upon the nature of the resident’s condition and services needed. The nine new RUGs classifications provide reimbursement to operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, CMS also announced increases in the nursing and therapy components of case mix index for all 53 RUGs rates effective January 1, 2006. CMS adjusts the Medicare rates for the 53 RUGs categories on October 1st of each year, including an adjustment based upon an inflation factor referred to as the “market basket”. Under Part B Medicare, the nursing facility is reimbursed based upon defined rates established by CMS, or “fee screen rates”.
Medicaid
Medicaid is a state-administered program financed by state funds and matching federal funds, providing health insurance coverage for certain persons in financial need, regardless of age, and which may supplement Medicare benefits for financially needy persons aged 65 or older. Medicaid reimbursement formulas are established by each state with the approval of the federal government in accordance with federal guidelines. Generally, 50% of the funds available under these programs are provided by the federal government under a matching program. Medicaid programs currently exist in all the states in which EHSI operates its nursing homes. The programs vary in certain respects from state to state.
The Balanced Budget Act of 1997 broadened the authority of states to develop their own standards for the establishment of rates. The Act repealed the federal payment standard that required state Medicaid programs to pay rates that were adequate to meet the costs necessary to efficiently and economically operate skilled nursing facilities. As a result, states have considerable flexibility in establishing payment rates for Medicaid services. However, the law does require each state to use a public process for establishing proposed rates, whereby the methodology and justification of rates used are available for public review and comment.
The states in which EHSI operates currently use cost-based or price-based reimbursement systems. Under cost-based reimbursement systems, the facility is reimbursed for the reasonable direct and indirect allowable costs it incurs in providing routine resident care services as defined by the program. In certain states, efficiency incentives are provided and facilities may be subject to cost ceilings. Reasonable costs normally include certain allowances for administrative and general costs, as well as the cost of capital or investment in the facility, which may be transformed into a fair rental or cost of capital charge for property and equipment. The price-based or modified price-based systems pay a provider at a payment rate irrespective of the provider’s cost to deliver the care. Price-based or modified price-based systems may use various methods, such as state averages for a specific base year, to determine the base cost, which then may be subject to inflationary increases.
The reimbursement formulas employed by the state may be categorized as prospective or retrospective in nature. Under a prospective cost-based system, per diem rates are established based upon the historical cost of providing services during a prior year, adjusted to reflect factors such as inflation and any additional service required to be performed. Many of the prospective payment systems under which EHSI operates contain an acuity measurement, which adjusts rates based on the care needs of the resident. Retrospective systems operate similar to the pre-PPS Medicare program where nursing facilities are paid on an interim basis for services provided, subject to adjustments based on allowable costs, which are generally submitted on an annual basis.
Private Pay
Private-pay revenue consists of revenue from individuals, private insurance companies, health maintenance organizations (HMOs), preferred provider organizations (PPOs), other charge-based payment sources, HMO Medicare risk plans, Blue Cross and the Department of Veterans Affairs.

Extendicare 2006 AIF

Canada
The fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities (rather than federal authorities), who often set the rates following consultation with the applicable province’s long-term care association. This type of system reduces the potential for a single change or event to significantly affect the reimbursement or regulatory environment for ECI. Provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Each province has a different system for managing the services provided. As a result, there can be significant variability from location to location with respect to the regulations for providing care and how facilities are reimbursed. In Alberta, Saskatchewan and Manitoba, the government has delegated authority with respect to funding to regional health authorities.
Ontario is ECI’s largest market for both its long-term care and home health care services. Their combined revenue represented approximately 76% of ECI’s total revenue in 2006. Ontario’s network of CCACs is responsible for determining the eligibility of residents to be admitted to a nursing facility. Residents must meet a number of legislated criteria to establish that they either cannot be maintained in a home environment or are “at risk”. As part of the application process, a prospective resident must identify the type of room they desire (standard ward, semi-private or private) and choose several preferred facilities. Once declared eligible, a person is admitted when a bed becomes available at one of the person’s preferred facilities.
Funding for Ontario nursing centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or “envelopes”, for services such as nursing, programs, food and accommodation. The cost of providing nursing, programs and food is reimbursed in accordance with scheduled rates. The funding for the nursing and personal care envelopes is adjusted yearly based on the acuity of residents as determined by an annual classification survey of resident care needs. Any deviation in actual costs from scheduled rates is either at ECI’s cost (if actual costs exceed scheduled rates) or is returned to the government (if actual costs are below scheduled rates). ECI receives a fixed amount per resident day for standard accommodation and may retain any excess over costs incurred. Residents are responsible for a small co-payment amount above a base amount for semi-private or private accommodation (preferred accommodation). Similar to other nursing home providers, ECI is allowed to bill and retain monies from residents in the preferred accommodation amounting to $8.00 per day for a semi-private room and $18.00 per day for a private room. Operators are permitted to allocate up to 60% of the facility’s capacity for preferred accommodation. Overall funding is occupancy-based and a census level of 97% yields 100% funding. In response to occupancy pressures in certain markets because of the influx of 20,000 new long-term care beds, the government changed the funding formula to provide a top-up for census levels below 97%, such that providers now receive funding based on their actual census level plus 3%. In Ontario, Extendicare achieved an overall occupancy level of 98.3% in 2006.
Supplemental funds are also available to nursing centres that are accredited by the Canadian Council on Health Services Accreditation. All of ECI’s owned nursing centres built prior to 2001 qualify for the accreditation funding. Four of ECI’s newly built facilities have been accredited and accreditation is yet to be completed for the remaining seven facilities.
The Ministry of Health and Long-Term Care (the “MOHLTC”) ranks all long-term care facilities into four categories, “A” through to “D”, based upon whether the facility meets certain design standards (“A” is the highest and represents newly built facilities). The MOHLTC provides compliance funding incentives to operators on a per resident day basis equal to $5.00 for “A” facilities, $2.50 for “B” facilities, $1.00 for “C” facilities. Facilities categorized as “D” are not eligible for compliance funding. The “D” facilities are required to conform to the new mandatory design standards and are eligible for construction funding of up to $10.35 per bed per day as an incentive to do so. ECI’s 11 new facilities in Ontario are “A” rated facilities and the rest are “C” rated facilities.
ECI’s post-1998 constructed nursing centres receive government funding at $10.35 per bed per day for a 20-year period under MOHLTC’s new bed program. When each facility opened, a receivable from the government was recorded, which amount was then applied to reduce the cost of construction.

Extendicare 2006 AIF

Provincial funding for ECI’s nursing centres in Alberta, the second highest revenue source province for ECI, is based on a funding system similar to that in Ontario. Prospective long-term care residents in Alberta must meet certain eligibility requirements, which are set by various Regional Health Authorities (RHAs) in the province. The 13 ECI facilities located in Alberta report to five separate RHAs, each of which operates independently. The general payment system operates similarly to Ontario, in that the government sets all rates and covers the cost of care. The resident is responsible for paying the accommodation portion of the rates. Funding levels are set each year as assessors visit the facilities in the fall to evaluate the care level of the residents. Based on the weighted average care level for the previous three years, the facility receives a case mix index score. The case mix index determines the required number of nursing hours the facility must provide and the level of funding the facility will receive. Additional funding is provided for therapeutic services, based on a percentage of the nursing funding. Facilities must satisfy “accountability” requirements for meeting the prescribed number of nursing hours, staffing mix and occupancy levels. If a facility fails to meet the accountability requirements, it may have to return a portion of its funding.
The Alberta market has approximately 14,400 long-term care beds, approximately 35% of which are served by private sector providers. ECI’s 13 nursing home facilities with 1,137 beds represent approximately 23% of the private sector beds.
Facilities in Manitoba, like Alberta, receive a score that is based on the level of care the residents require, on which the province determines funding. There are similar accountability requirements regarding a minimum proportion of professional staff hours and occupancy levels. Manitoba establishes its residential rates based on an income test of the residents in a facility. Saskatchewan is also similar to Alberta in how the system is organized and how residents are assessed to determine eligibility and rates. There is no minimum required number of nursing hours and thus no accountability requirements. Hours are reported on an annual basis and compared against non-profit and public-sector reported hours.
Extendicare’s Canadian home health care operations, conducted through ParaMed, received almost 92% of its revenue in 2006 from contracts tendered by locally administered provincial agencies. The remainder of the 2006 revenue was received from private-pay clients.
Long-term Care Industry
Aging Population
The aging of the population is a leading driver of demand for long-term care services. According to the 2000 census conducted by the U.S. Census Bureau there were approximately 35.1 million Americans aged 65 or older, representing 12.4% of the total U.S. population. The U.S. Census Bureau has forecasted the population of Americans aged 65 or older and the percentage of the overall U.S. population that this segment would represent for the following years: for 2010 – 40.2 million (13.0%); for 2020 – 54.6 million (16.3%) and for 2050 – 86.7 million (20.7%).
The following table indicates the expected percentage growth rates of the overall U.S. population and the elderly U.S. populations.

	Total U.S.
	Population	Ages	Ages
Period	Growth Rate	65-84	85+

2000-2010	9.5%	10.8%	43.5%
2010-2020	8.7%	38.8%	18.7%
2020-2030	8.3%	30.6%	32.1%
2030-2040	7.8%	4.5%	60.5%
2040-2050	7.1%	1.9%	35.4%

Source: U.S. Census Bureau, International Data Base, published October 10, 2002.
Also, according to a September 2004 MetLife Market Survey of Nursing Home report (MetLife Report), approximately 1.6 million or 4.5% of all persons aged 65 and over in the United States were living in a nursing facility in 2000, and this number is expected to increase to approximately 6.6 million, or 8.4%, by the year 2050.

Extendicare 2006 AIF

The figures in Canada are comparable to those of the U.S. for the proportion of the population aged 65 and over to the total population. According to Statistics Canada the percentage was 12.6% in 2001 and is projected to be 15.9% by the year 2016. Also according to Statistics Canada, the population of seniors (defined as persons over 80 years of age) is expected to increase at a greater rate than the general Canadian population over the period between 2001 and 2026 (an average increase of 3.7% per annum for seniors versus 0.7% for the general population). This result is believed to be due to several factors including the progression of the “baby boom” generation through the demographic cycle and longer life spans. The average age of nursing home residents is in the low to mid-eighties.
Supply/Demand Imbalance
Acquisition and construction of additional nursing and assisted living facilities are subject to certain restrictions on supply, including government legislated moratoriums on new capacity or licensing restrictions limiting the growth of services. Governments limit new supply in order to maintain the financial health of the industry and to ensure funding costs are kept under control. Such restrictions on supply, coupled with an aging population, cause a decline in the availability of long-term beds for persons 85 years of age or older.
In Canada there are estimated to be approximately 291,000 senior housing beds in the six largest provinces (source: Seniors Housing Industry in Canada – Demand and Supply), of which approximately 183,000 are regulated long-term care beds, to serve an over-75 population of approximately 1.6 million (source: Statistics Canada, 2001). To maintain the current ratio of senior housing beds to seniors in the six largest provinces, there will have to be an increase in the number of facilities. The 20,000 long-term care beds that Ontario added between 1998 and 2004 to meet the increasing demand appear to be fully absorbed and there was a wait list of over 18,000 persons in the province at the end of 2006. This shortage of beds resulted in the province’s plan to construct an additional 1,750 new and 662 replacement beds in select markets in Ontario. An RFP process has been put in place and to date, Extendicare has submitted bids for all three new facilities offered in the first round and is currently assessing what additional bids to make in a second round in April 2007.
Advances in medical technology are enabling the treatment of certain medical conditions outside a hospital setting. As a result, the number of patients requiring a higher degree of monitoring, more intensive and specialized medical care, 24-hour nursing, and a comprehensive array of rehabilitative therapies is increasing. Extendicare believes that such specialty care can be provided in long-term care facilities at a significantly lower cost than in traditional acute care and rehabilitation hospitals.
In addition, for an aging population seeking a higher quality living alternative, assisted living facilities offer an array of accommodations and selective long-term care and services on a more cost-effective basis for the individual.
Cost Containment Pressures
According to the U.S. Social Security Administration, the remaining life expectancy of a male aged 65 years has increased to 16.0 years in 2003 from 11.9 years in 1940, while for a female aged 65, this expectancy has increased to 19.0 years from 13.4 years for the same period. As the number of people aged 65 and older continues to grow and as advances in medicine and technology continue to increase life expectancies, health care costs are expected to rise faster than the availability of resources from government-sponsored health care programs. In response to such rising costs, governmental and private-pay sources have adopted cost containment measures that encourage reduced lengths of stay in acute care hospitals. As a result, many patients are discharged despite a continuing need for nursing or specialty health care services, including therapy. This trend has increased demand for skilled nursing care, home health care, outpatient therapy, hospices and assisted living facilities. Extendicare believes that long-term care companies that have information systems to process clinical and financial data, possess an integrated network and are capable of providing a broad range of services, will be in a good position to contract with managed care or other payors.
Changing Family Dynamics
As a result of the growing number of two-income families, Extendicare believes the immediate family has become less of a primary source of care for the elderly. At the same time, two-income families are better able to provide financial support for elderly parents so they can receive the care they need in a nursing or assisted living facility. In the United States for example, the parent support ratio (the ratio of individuals over 85 to those 45 to 64 years of age) has increased from 3 to 100 in 1950 to 7 to 100 in 2000, and is expected to reach 22 to 100 by the year 2050.

Extendicare 2006 AIF

Competition
The long-term care industry in the United States is highly competitive with a number of companies offering a variety of similar services. EHSI faces competition both locally and regionally from other health care providers, including for-profit and not-for-profit organizations, hospital-based long-term care units, rehabilitation hospitals, home health agencies, medical supplies and services agencies and rehabilitative therapy providers. Significant competitive factors, which determine the placement of residents in nursing and assisted living centres, include quality of care, services offered, reputation, physical appearance, location and, in the case of private-pay residents, the cost of services.
The assisted living industry is also very competitive as there are fewer barriers for new and existing operators to establish new facilities. EHSI competes with numerous other operators that provide a wide degree of senior living alternatives, such as home health care agencies, community-based service programs, retirement and independent living communities. Although new construction of senior living communities has declined over the past five years, EHSI continues to experience new competition in the marketplace. Management believes EHSI’s success will be determined by the quality of services it provides and its reputation in the communities it serves.
EHSI’s group purchasing and management and consulting groups compete with other similar operations in the long-term care industry.
EHSI also competes with other providers for the acquisition and development of additional facilities. Some of these competitors may accept a lower rate of return and therefore, represent significant price competition. Also, tax-exempt not-for-profit organizations may finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to EHSI.
ECI’s competitors in the Canadian long-term care industry include private and public-sector operators. The 10 largest participants in the Canadian seniors housing industry account for approximately 16% of long-term care beds and approximately 34% of retirement home and independent living suites currently operating or in development in the six largest provinces (source: Care Planning Partners Inc. estimates and publicly available information as of September 5, 2003). The home health care sector has both for-profit and not-for-profit providers, with ParaMed being one of the largest private-sector operators in Canada based on service hours provided.
Competitive Strengths
Leading Provider of Long-term Care Services
Extendicare is among the largest providers of long-term care services in North America, based upon the number of beds operated. EHSI is one of the 10 largest long-term care operators in the United States. ECI, as a private-sector company, is the largest operator of nursing facilities and a major provider of home health care services in Canada. The long-term care industry is highly fragmented. According to CMS, the 10 largest nursing home companies account for 15.5% of the total nursing home beds in the United States as of April 2003. Ontario is ECI’s largest market where it operates approximately 11% of the province’s estimated 75,000 long-term care beds.
The scope of Extendicare’s operations enables it to achieve economies of scale and to pass these savings on to third parties, through the provision of purchasing and information technology support services.
Commitment to Core Business
Extendicare remains committed to its core senior care operations, while continuing to grow its complementary long-term care services. Nursing and assisted living centre revenue represented almost 89% of Extendicare’s total revenue for the year ending December 31, 2006. Management will continue its strategy to grow the business through selective acquisitions and new development projects.
The key business goals that have contributed to Extendicare’s success over the past few years have been to: provide quality, clinically-based services; strengthen both Medicare and total average daily census; improve operating cash flow; actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities; diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services; increase operating efficiency; and manage resident care liability claim settlements.

Extendicare 2006 AIF

Management Focus on Key Performance Drivers
Extendicare believes its senior management, as well as its field personnel, are proficient at focusing on the key areas that drive revenue, profit and cash flow. Extendicare’s senior management has identified three critical drivers of operating and financial performance, which are: improving census, particularly increasing U.S. Medicare census in its nursing homes; improving earnings from operations through controlling labour and other costs; and increasing cash flow from operations through expedited billing and collections and other initiatives.
In the United States, EHSI’s average occupancy rate for skilled nursing facilities was 91.3% in 2006 compared to 92.9% in 2005 and 92.0% in 2004. The percentage of EHSI’s Medicare residents to total nursing home residents was 18.2% in 2006, compared to 18.3% for 2005 and 16.8% for 2004.
Through consistent emphasis on admission protocols, attention to older and larger outstanding account balances and proactive collection efforts at regional and head offices, Extendicare has continued to improve its accounts receivable management. Days of revenue outstanding have dropped from approximately 45 days in 2001 to 35 days as of December 31, 2006.
In Canada, where the supply of long-term care beds historically has been very restricted, nursing home operators typically enjoy higher occupancy levels than in the United States. ECI’s average occupancy was 98.1% in 2006, 97.8% in 2005 and 97.3% in 2004.
Significant Facility Ownership
Extendicare owns rather than leases a majority of its properties, unlike a number of other long-term care providers. At December 31, 2006, Extendicare owned or operated under capital lease arrangements 190 facilities, or 96% of the facilities it operated, excluding those it managed. Management believes that ownership increases its operating flexibility by allowing Extendicare to: refurbish facilities to meet changing consumer demands; expand or add assisted living and retirement facilities adjacent to its nursing facilities; adjust licensed capacity to avoid occupancy-based rate penalties; divest facilities and exit markets at its discretion; and more directly control its occupancy costs.
The following table depicts ownership and management of facilities operated by Extendicare at December 31, 2006:

			Assisted Living and
	Nursing Centres		Retirement Centres		Total
	No. of	Resident	No. of	Resident	No. of	Resident
Facility Operations	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Owned	134	13,695	2	221	136	13,916
Leased (1)	8	875	—	—	8	875
Managed	7	813	5	155	12	968

Total	149	15,383	7	376	156	15,759

Canada
Owned	45	6,083	—	—	45	6,083
Leased (2)	9	1,155	—	76	9	1,231
Managed	23	3,346	1	417	24	3,763

Total	77	10,584	1	493	78	11,077

Total	226	25,967	8	869	234	26,836

(1)	The remaining terms of the leased facilities that EHSI operates, not including renewal options, range from one to six years, the average being four years. EHSI has a right of first refusal for three nursing facilities.
(2)	The nine leased facilities in Canada are operated by ECI under 25-year capital lease arrangements.

Extendicare 2006 AIF

Geographic Diversity
Geographic diversity is partly achieved with Extendicare operating in the United States and Canada, two geographically separate countries with distinct health care environments.
In the United States, EHSI operates or manages facilities located in specific markets across 11 states primarily throughout the Northeast, Midwest, Southwest and Northwest regions. Each state is unique in terms of its competitive dynamics as well as its political and regulatory environment. Each state administers its own Medicaid program, which constitutes a significant portion of EHSI’s revenue. EHSI’s geographic diversity limits its exposure to events or trends that may occur in any one individual state, including changes in any state’s Medicaid reimbursement program or in regional and local economic conditions and demographics.
In Canada ECI operates in the provinces of Ontario, Manitoba, Saskatchewan and Alberta. Ontario represents ECI’s largest market, accounting for 76.9% of its long-term care beds operated at December 31, 2006 and 93.7% of ParaMed’s home health care hours provided in 2006. A substantial portion of ECI’s revenue is government funded, and each province administers its own health care programs.
Dual U.S. Medicare and Medicaid Certification
Extendicare has certified substantially all of its nursing home beds in the United States for the provision of care to both Medicare and Medicaid patients. Management believes that dual certification in nursing facilities increases the likelihood of higher occupancy by increasing the availability of beds for patients who require a specific bed certification. In addition, dual certification allows EHSI’s facilities to easily shift patients from one level of care and reimbursement to another without physically moving the patient. Also, where market conditions permit, EHSI has developed Medicare suites to meet patient specialty care needs. EHSI has one facility that provides long-term care services to only Medicare and private residents and therefore, is not registered under the Medicaid program.
Experienced and Proven Management Team
Extendicare’s management team has demonstrated competency in dealing with significant change, particularly with regards to the challenging U.S. environment when the implementation of Medicare PPS significantly reduced funding levels. Management successfully exited the Florida and Texas nursing home markets in light of the extremely litigious environments in those states. In 2006 management significantly reduced Extendicare’s weighted average cost of borrowing through refinancings. Management has been successful to date in carrying out EHSI’s development projects aimed at adding capacity in nursing and assisted living facilities in the U.S. During these challenging times, Extendicare has been successful in recruiting experienced management staff, further strengthening its already experienced executive and operating management team.
Business Strategy
United States
Provide Quality, Clinically Based Services
EHSI, through its corporate nursing and assisted living clinical services groups, monitors quality of care indicators and survey results, and strives for continuous quality improvement at the facility and regional levels. Focus review meetings are held on a regular basis to monitor trends in facilities and to communicate new protocols and industry issues. The corporate clinical services groups direct internal teams of field-based quality validation specialists who are responsible for emulating the regulatory survey process and regularly communicating with its outcomes management specialists in corporate office. On-site data is integrated with clinical indicators, facility human resource data and state regulatory outcomes to provide a detailed picture of problems, challenges and successes in achieving performance at all levels of the organization. This information pool allows management to determine best practices for duplication in similarly situated facilities. Corporate quality and clinical service personnel are responsible for monitoring and communicating adherence to EHSI’s policies and standards, and specific state regulations to ensure ongoing compliance and quality of care. EHSI’s regional quality and clinical service teams are instrumental in the continuous and ongoing auditing of care and service delivery systems, providing direction, orientation and training for professional and service staff in its facilities. EHSI emphasizes these programs when marketing its services to acute care providers, community organizations and physicians in the communities it serves.

Extendicare 2006 AIF

Increase Medicare Census within Nursing Homes
EHSI continues to develop and implement strategies and capabilities to attract residents, with a focus on increasing Medicare census in its nursing facilities. In 2006 Medicare payments represented approximately 35.2% of its total nursing revenue, up from 34.9% in 2005 and 32.6% in 2004. Senior management continually works with its regional and local management teams to develop strategies to continue to increase this percentage. Such strategies include: focused marketing efforts; standardized admissions protocols; streamlined admitting procedures; dual certification of beds; and effective communication and commitment of EHSI’s facility-based management teams to a marketing-based strategy that stresses providing services 24 hours a day and seven days a week. In addition to increasing the profitability of nursing facilities, higher Medicare census expands the market for ancillary services, such as therapy.
Expand Non-government Based Revenue Sources
By increasing the level of non-government based revenue sources, EHSI reduces its risk of reliance on government sources of revenue, which may in the future continue to be constrained. Notwithstanding the distribution of ALC, EHSI remains committed to expanding within the assisted living market and acquiring and/or developing assisted living facilities. In order to expand the level of non-government based revenue sources, EHSI will acquire either stand-alone assisted living facilities or develop a complex that provides various levels of care services within the property.
Leverage Presence in Small Urban Markets
EHSI geographically clusters its long-term care facilities and services in small urban markets in order to improve operating efficiencies and to offer a broad range of long-term care and related health services. It is anticipated that future expansion of owned nursing facilities will continue to come from the selective acquisition and construction of facilities in areas that are in close proximity to existing facilities, where management is experienced in dealing with the regulatory and reimbursement environments, where the facility can participate as an active member of the nursing facility association and where the facility’s reputation is established.
Actively Manage the Asset Portfolio
EHSI continually reviews its asset portfolio as to physical condition to determine whether the assets are meeting the needs of the marketplace, their financial performance and their long-term outlook. When facilities do not meet EHSI’s performance criteria, or when risks within the marketplace increase, or litigation risk increases beyond acceptable limits, EHSI sells these facilities and/or exits that marketplace. Over the past five years, EHSI has disposed of a number of underperforming facilities and exited the nursing home business in three states, being Florida, Texas and Arkansas, while improving the performance of the balance of its asset portfolio. In 2006 EHSI sold two Minnesota nursing facilities and redesignated another one to continuing operations that it had previously designated as a discontinued operation and as held for sale in 2005. EHSI also closed a Wisconsin facility and is in the process of disposing of it to a non-profit organization in 2007 for a nominal value. EHSI did not renew its lease for an assisted living facility in Washington, and decided to dispose of two assisted living facilities located in Oregon and Texas. EHSI sold the Oregon facility in 2006 and the Texas facility in January 2007.
Growth through Acquisitions and Internal Expansion
EHSI also seeks to expand its portfolio of nursing and assisted living facilities in states where it currently operates or that offer attractive reimbursement systems. The states EHSI currently operates in offer generally more attractive Medicaid rates than other states. EHSI plans to expand through acquisition and internal growth within the states where it currently operates, and in other states with attractive reimbursement systems, provided it can achieve sufficient concentration of facilities. Opportunities exist to expand existing facilities and to develop new assisted living facilities in locations close to existing nursing facilities where demand is warranted. EHSI currently employs a very experienced internal design and development team that is well positioned for the design and construction of new facilities.
Plans for expanding EHSI’s operations are developed from sources such as: personal contacts in the long-term care industry; information made available through state and national associations; and investment and financing firms and brokers. All acquisitions and new contracts for management and consulting services involve a process of due diligence in which the operational, building and financial aspects of the undertaking are investigated.

Extendicare 2006 AIF

EHSI acquired 13 skilled nursing facilities during the past three years, two of which it had already been operating under lease arrangements, and the other 11 added capacity for 1,250 residents. In addition, EHSI completed the acquisition in January 2007 of a previously leased nursing facility (111 beds) located in Ohio. EHSI also has a construction program to expand its nursing facilities, and during 2005 and 2006 EHSI completed projects that increased the operational capacity of four nursing facilities by 82 beds. As at December 31, 2006, EHSI had two construction projects in progress to increase capacity at one existing nursing facility (21 beds) in Oregon and to add a new nursing facility (89) beds in Washington.
Increase Management and Consulting Services Agreements
EHSI seeks to increase the number of management and consulting contracts with third parties. EHSI has knowledge and expertise in both the operational and administrative aspects of the long-term care sector. Management believes that the increasingly complex and administratively burdensome nature of the long-term care sector, coupled with EHSI’s commitment and reputation as a leading quality operator, will result in a demand for new contracts. Management believes this strategy is a logical extension of EHSI’s business model and competencies and will drive growth without requiring substantial capital expenditures. In 2006 EHSI continued to increase the number of facilities under management or consulting service agreements to 109 from 102 in 2005.
Increase Operating Efficiency
EHSI is focused on reducing operating costs by improving its communications systems, streamlining documentation and strengthening the expenditure approval process. EHSI has reduced the duplication of roles at the corporate and regional levels. EHSI continuously seeks to improve its utilization of regional resources by adding management and consulting contracts to its existing regions, thereby enabling EHSI to spread the costs of its regional structure over a wider base of operations.
Canada
Extendicare’s strategy has been to expand long-term care operations through construction of facilities and to increase contracts for the development and management of facilities for third parties. With the Province of Ontario intending to construct an additional 1,750 new and 662 replacement beds in select markets in Ontario, Extendicare has submitted RFP bids for all three new homes offered in the first round and expects to make further submissions under the second round of the RFPs that are due in April 2007. ECI has committed to construct the 280-bed continuing care centre in Alberta, including 60 assisted/supportive living beds. ECI opened in 2004 the last of its 11 new Ontario facilities under the Ontario government’s 1998 program to add nursing home beds. ECI’s 11 new homes added capacity for 1,487 residents, of which 154 beds were transferred from existing ECI nursing homes and 76 were assisted living units.
In addition to constructing its own facilities under the Ontario government program, ECI utilized its expertise to develop, construct and manage long-term care facilities in partnership with the public and private sectors. ECI completed in October 2006 a 160-bed nursing home facility for a not-for-profit organization and has a contract to manage the facility for five years.
ECI has leveraged its expertise in managing long-term care facilities as evidenced by Extendicare’s wide range of health care partnership arrangements, involving public, private and not-for-profit organizations. At December 31, 2006, ECI managed 3,763 beds representing seven public-sector facilities (1,044 beds) and 17 facilities (2,719 beds) for private owners, including 10 facilities (1,839 beds) managed for a receiver in a bankruptcy proceeding.

Extendicare 2006 AIF

Quality of Care
Commitment to Care
Extendicare’s commitment to excellence emphasizes the corporate philosophy of treating residents with dignity and respect, a philosophy that is implemented and monitored through rigorous standards that management and staff at all levels periodically assess and update. Extendicare has always strived to maintain quality standards above the requirements of government regulations. Extendicare continues to focus on quality of care and service by introducing and expanding programs and activities, which are supported and appreciated by residents, their families and the staff. Extendicare aims to remain a destination of choice for those requiring long-term care. In 2006 Extendicare completed its capital improvement project launched in 2003, to retrofit all of its nursing facilities with modern sprinkler systems to protect the health and safety of the residents.
Extendicare’s commitment to quality care carries over to its Board of Directors. The Directors participate in tours of Extendicare’s long-term care facilities to enable a hands-on observation of Extendicare’s quality practices, and to provide the Directors with an opportunity to converse with the employees across all levels of the operation.
EHSI’s corporate quality and clinical services department establishes care and quality of life standards, monitors issues and trends in the industry, implements Extendicare’s policies and procedures, and conducts periodic reviews for its nursing and assisted living facilities. Training programs are developed at the corporate level and implemented in EHSI as required.
At the regional level, EHSI’s area directors of care for its nursing home operations lead a department that is primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and for providing direction and training for all levels of staff within the nursing facilities. The area directors of care are responsible for developing these programs and standards for all professional disciplines and services provided to EHSI’s customers, including nursing, dietary, social services, activities, ethical practices, mental health services, behaviour management, quality validation and continuous quality improvement.
In addition, EHSI has established a medical advisory board, which includes a medical director representing each of EHSI’s nursing home regions. The medical advisory board’s role is to review and attest to EHSI’s key clinical protocols, and to review and clarify roles, responsibilities and communication of medical directors with the nursing facilities.
EHSI’s corporate therapy services department establishes corporate standards, monitors therapy services and trends in the industry, and implements its policies and procedures. Training programs are developed at the corporate level and implemented throughout EHSI as required. On both the corporate and regional level, EHSI has human resource personnel engaged to recruit and train therapists for the nursing facilities. At the regional level, EHSI’s area director of therapy lead a team responsible for the management of therapy services that provides training and direction for all therapy professional staff within the nursing facilities. Regional directors of therapy services oversee compliance of therapy services through audits and review of therapy indicators.
On a national level, EHSI participates in a “Quality First Initiative” program, which is a voluntary program whose members include major long-term care providers. The objectives of the program are to discuss and promote awareness to enable members to adhere to current regulations, promote clinical outcomes, improve consumer satisfaction and demonstrate a commitment to quality care to the public.
In Canada each nursing centre has an advisory board composed of family members of residents. These boards work with administrators to develop ideas on how to provide for the needs of residents. In addition, regional directors are primarily responsible for implementing care and service standards, policies and procedures, auditing care and service delivery systems, and providing direction and training for all levels of the staff within the nursing and assisted living facilities. Continuous Quality Improvement programs ensure that quality of care and services are adhered to in all aspects of resident care.

Extendicare 2006 AIF

ECI is continuing the enhanced quality control initiative that it launched in 2004 aimed at ensuring seniors continue to receive the highest possible quality of care from its facilities. The Canadian care initiative included consumer satisfaction surveys, mystery shopper evaluations, compliance hot-lines for employees, residents and their families and an enhanced communication plan called Health Trac aimed at keeping families informed of each resident’s progress. Additionally, the Ontario government has raised the visibility of quality of care standards for all nursing facilities by launching a website that posts each nursing home’s record from the most recent compliance survey.
Employee Training
Training of employees at all levels is an integral part of Extendicare’s ongoing efforts to improve and maintain quality services. In the United States, each newly employed nursing facility administrator, assisted living facility manager, and director of nursing are required to attend a week of company-provided training to ensure they have an understanding of all aspects of facility operations, including clinical, management and business operations. EHSI conducts additional training for these individuals and all other staff on a regional or local basis. In Canada, each new facility administrator participates in an extensive orientation program covering nursing centre management.
Marketing
United States
Most of EHSI’s nursing and assisted living facilities are located in smaller urban communities. EHSI aims to be the provider of choice in the communities it serves. EHSI focuses its marketing efforts predominantly at the local level, believing that the selection of a long-term care facility is strongly influenced by word-of-mouth and referrals from physicians, hospital discharge planners, community leaders, neighbours and family members. The administrator of each nursing and assisted living facility is therefore, a key element of EHSI’s marketing strategy and is responsible for developing relationships with potential referral sources. They are supported by a regional team of marketing personnel, who establish the overall marketing strategy, develop relationships with the hospital discharge planners, local physicians, community leaders, HMOs and PPOs, and provide marketing direction with training and community-specific promotional materials. In addition, all department heads participate in marketing efforts and the admissions process. EHSI’s continuing nursing home average occupancy decreased slightly to 91.3% in 2006 from 92.0% in 2004. This decrease was related to EHSI’s response to the termination of funding of RUGs Refinement enhancements effective January 1, 2006. In conjunction with this change, CMS implemented the expansion of nine new RUGs classifications to reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In preparation of these changes, EHSI refocused its marketing strategies to target residents requiring short-term rehabilitative services. As a result, although EHSI experienced a decline in census, it was successful in not only recovering the loss from the RUGs refinements, but also increasing its Medicare rates. Medicare census on a continuing basis improved to 18.2% of total nursing census in 2006 from 16.8% in 2004.
Canada
The last of the Ontario government’s 20,000 new long-term care beds opened in 2004 from the program launched in 1998 and created a temporary oversupply in the province through to 2005. Ontario’s occupancy was healthy in 2006 with demand outpacing supply, which created a wait list of over 18,000 persons by the end of the year. ECI’s occupancy in its Ontario facilities remained strong in 2006 averaging 98.3% for the year, with only one of its facilities averaging below 97% occupancy. ECI’s overall national average occupancy for continuing operations increased to 98.1% in 2006 from 97.8% in 2005.
ECI has created a multi-faceted program focused on developing strategies to market its long-term care facilities in each community. ECI upgrades selected facilities on an ongoing basis and conducts a regular maintenance program at all its owned facilities in order to remain competitive in the market place. In addition, ECI has a customer service training program (Courtesy Attitude Responsibility Excellence, or CARE) that it has implemented in its operations to train all front line workers on how they can improve their contribution to the marketing program and manage customer service expectations in a very competitive market.

Extendicare 2006 AIF

Properties
The following table lists by state and province the nursing centres, assisted living and retirement centres, and chronic care units owned, leased and managed by ECI and EHSI at December 31, 2006.

			Assisted Living &
	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	No. of	Resident	No. of	Resident	No. of	Resident	No. of	Resident
State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

			(1)
Pennsylvania	28	3,438	6	247	—	—	34	3,685
Ohio	29	3,036	—	30	—	—	29	3,066
Wisconsin	23	1,961	—	17	—	—	23	1,978
Indiana	19	1,866	—	35	—	—	19	1,901
Kentucky	21	1,822	—	—	—	—	21	1,822
Washington	15	1,618	1	47	—	—	16	1,665
Minnesota	8	1,039	—	—	—	—	8	1,039
Oregon	2	169	—	—	—	—	2	169
Idaho	2	194	—	—	—	—	2	194
Delaware	1	120	—	—	—	—	1	120
West Virginia	1	120	—	—	—	—	1	120

Total United States	149	15,383	7	376	—	—	156	15,759

Ontario	53	7,911	1	493	1	120	55	8,524
Alberta	13	1,137	—	—	—	—	13	1,137
Manitoba	5	762	—	—	—	—	5	762
Saskatchewan	5	654	—	—	—	—	5	654

Total Canada	76	10,464	1	493	1	120	78	11,077

Total	225	25,847	8	869	1	120	234	26,836

(1)	Some of the assisted living and retirement units are in wings attached to the nursing homes. In these cases, the facility is only counted once as a nursing centre, but the resident capacity is split and categorized as nursing beds and assisted living/retirement units, respectively.
In addition to the above long-term care facilities, EHSI operated at December 31, 2006, 19 rehabilitative clinics in the following states: Pennsylvania – 10; Wisconsin – 7; Texas – 1; and Ohio – 1; and ECI through ParaMed provided its services through 23 locations, substantially all of which were leased, in the following provinces: Ontario – 21; and Alberta – 2 (one Alberta branch was closed in March 2007).
Government Regulations
United States
The provision of institutional care and health care services is subject to heavy regulation by various federal, state and local government authorities in the United States. Failure to comply can result in significant penalties, including exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on EHSI’s business. Although EHSI believes its operations are in material compliance with the laws governing its industry, EHSI cannot guarantee that it will be in absolute compliance with all regulations at all times. Management cannot give assurance that governmental authorities will not impose additional restrictions on the industry or EHSI’s activities that might adversely affect its business.
General Regulatory Requirements
Nursing facilities, assisted living facilities, and other health care businesses are subject to licensure and other state and local regulatory requirements. Nursing and assisted living facilities generally are subject to unannounced annual inspections by state or local authorities for purposes of licensure and in the case of nursing facilities for purposes of certification under Medicare and Medicaid. These surveys also confirm whether a nursing facility continues to meet Medicare and Medicaid participation standards and for assisted living Medicaid standards.

Extendicare 2006 AIF

Nursing Facility Regulation
In order for a nursing facility to be approved for payment under the Medicare and Medicaid reimbursement programs, it must meet the participation requirements of the U.S. Social Security Act and related regulations. The regulatory requirements for nursing facility licensure and participation in Medicare and Medicaid generally prescribe standards relating to provision of services, resident rights, staffing, employee training, physical environment and administration. As of December 31, 2006, all of EHSI’s nursing facilities are licensed under applicable state laws and all of its nursing facilities are certified to participate in the Medicare program. All but one of EHSI’s nursing facilities is certified to participate in the Medicaid program.
Skilled nursing facilities must comply with complex laws and regulations at the federal, state and local government levels relating to, among other things: licensure and certification; qualifications of health care and support personnel; maintenance of physical plant and equipment; staffing levels and quality of health care services; maintenance, confidentiality and security issues associated with medical records; relationships with physicians and referral sources; billing for services; operating policies and procedures; and additions or changes to facilities and services.
Regulations and policies of regulatory agencies are subject to change, and interpretations or enforcement of existing, new or amended laws and regulations are subject to change. In the future, revisions to licensure and certification standards, regulatory requirements and different interpretations or enforcement of existing, new or amended laws and regulations, could result in allegations of impropriety or illegality, and could result in changes requiring capital expenditure programs and higher operating expenses.
CMS has established regulations to implement survey, certification and enforcement procedures. The survey process is intended to review the actual provision of care and services, with an emphasis on resident outcomes, to determine whether the care provided meets the assessed needs of the residents. Surveys are generally conducted annually on an unannounced basis by state survey agencies. Surveys can also occur following a state’s receipt of a complaint regarding the facility. State agencies conduct the surveys and assess remedies for any cited deficiencies based upon scope and severity. The regulations specify that the remedies are intended to motivate facilities to return to compliance and to facilitate the removal of chronically poor-performing facilities from the Medicare or Medicaid programs. Remedies range from: directed plans of correction, in-service training and state monitoring for minor deficiencies; denial of Medicare or Medicaid reimbursement for existing residents or new admissions and civil monetary penalties of up to US$3,000 per day for deficiencies that do not immediately jeopardize resident health and safety; and, appointment of temporary management, termination from the program and civil monetary penalties of up to US$10,000 for one or more deficiencies that immediately jeopardize resident health or safety. The regulations allow state survey agencies to identify alternative remedies that must be approved by CMS prior to implementation.
Facilities with acceptable regulatory histories generally are given an opportunity to correct any deficiencies by a certain date, usually within six months. CMS will continue payments and refrain from imposing sanctions within the correction period, unless the facility does not return to compliance within such period. Facilities with deficiencies that immediately jeopardize resident health and safety and those that are classified as poor-performing facilities are not given an opportunity to correct their deficiencies prior to the assessment of remedies. From time to time, EHSI receives notices from federal and state regulatory agencies alleging deficiencies for failing to comply with all components of the regulations. While EHSI does not always agree with the positions taken by the agencies, it reviews all such notices and takes corrective action when appropriate. Due to the fact that the regulatory process provides EHSI with limited appeal rights, many alleged deficiencies are not challenged even if EHSI does not agree with the allegation.
CMS’s Nursing Home Quality Initiative provides consumers with comparative information on nursing homes by rating every nursing facility in the U.S. on nine quality of care indicators. These quality of care indicators include such measures as percentages of patients with infections, bedsores and unplanned weight loss and this comparative data is available to the public on the CMS website. EHSI believes that, although the information is important to share with the public and may drive improvements in quality of care in the long-term care industry, the level of care and the nature of admissions at any particular facility could influence the data.
EHSI tries to comply with all applicable regulatory requirements but from time to time some of its nursing facilities have been sanctioned as a result of deficiencies alleged by CMS or state survey agencies and EHSI cannot give assurance that it will not be sanctioned and penalized in the future.

Extendicare 2006 AIF

Assisted Living Facility Regulation
EHSI’s assisted living facilities are also generally subject to regulation and laws by federal, state and local health and social service agencies, and other regulatory bodies. Although less burdensome and punitive than the federal survey process conducted for nursing facilities, EHSI’s facilities are heavily regulated by specific state regulations. Requirements vary by state, but include: licensure and certification and related community services; qualifications of health care and support personnel; staffing levels and the provision of quality health care services, including monitoring of resident wellness and medication administration; dining and housekeeping services; admission and discharge criteria, and relationships with physicians and referral sources; documentation and reporting requirements, and confidentiality and security issues associated with medical records; operating policies and procedures, resident rights and responsibilities; additions or changes to facilities and services; maintenance of physical plant and equipment, safety and evacuation plans; and furnishing of general common areas and resident units.
EHSI’s assisted living facilities are licensed by state or local health and social service agencies and are subject to state or local building, life safety and fire codes, food service licensing and certification requirements. State laws also regulate the storage, distribution and administration of medications. In addition, where EHSI provides assisted living services to residents that are funded by Medicaid, EHSI is licensed and regulated under state Medicaid programs. There are ongoing initiatives at the federal and state levels for increased standards for assisted living facilities and services and regulations and policies of regulatory agencies are subject to change.
The periodic unannounced surveys by the state and other local government agencies are also carried out on EHSI’s assisted living facilities to assess and assure compliance with regulatory requirements. Surveys may also occur following the receipt of a complaint against a facility. Should any of its assisted living facilities be cited for alleged deficiencies by a state or other agency, EHSI must implement a plan of correction within a prescribed timeframe. Upon notification or receipt of a deficiency report, the regional and corporate teams assist the facility in performing corrective actions. Most state citations and deficiencies are resolved through the submission of a plan of correction that is reviewed and approved by the state agency. In some instances, the survey team will conduct a re-visit to substantiate compliance with the state rules and regulations. Failure to comply with applicable laws and regulations, could subject EHSI to punitive actions, including criminal penalties and civil penalties and exclusion of one or more of its facilities from participation in Medicaid and other state health care programs.
Loss of certification under the Medicaid program means the facility must cease future admissions and must replace the Medicaid residents. Re-certification requires considerable staff resources. In order to become re-certified, a facility has to rectify all identified deficiencies and pass a survey over a specified period of time of operation by demonstrating proper care for residents in the facility. Until the appropriate agency has verified through the “reasonable assurance” process that the facility can achieve and maintain substantial compliance with all applicable participation requirements, it will not be admitted back into Medicaid programs. Like other assisted living providers, EHSI has received notices of deficiencies from time to time in the ordinary course of business. However, EHSI has not been de-certified at any of its assisted living facilities.
Restrictions on Acquisitions and Construction
The acquisition or construction of nursing facilities, changes in licensed bed capacity, and facility closures are subject to state regulation and most of the states in which EHSI currently operates have adopted laws to regulate ownership transfer and expansion of nursing facilities. Approvals must be obtained prior to a change in ownership. Also, certificate of need laws generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services, the implementation of physical plant changes or the incurrence of capital expenditures exceeding a prescribed amount. Some states also prohibit, restrict or delay the issuance of certificates of need, or have moratoriums on increases in licensed bed capacity. Additionally, in most states the reduction of beds or the closure of a facility requires appropriate state regulatory agency approval. EHSI believes that its nursing facility expansions are compliant in all material respects with state regulations and prior to engaging in any regulated expansion project, EHSI obtains certificates of need, where required.

Extendicare 2006 AIF

The acquisition, construction or operation of assisted living facilities is subject to less stringent regulation than nursing facilities and in the absence of uniform federal regulations, states have developed their own regulations. The majority of states have implemented regulations regarding the acquisition, construction and operation of assisted living facilities. Virtually every state has a licensure process, registration process or some form of regulation that may apply to assisted living providers. Depending on the level of services that an assisted living provider supplies, the provider may be required to obtain a license. Licensure regulations may be based on admission and discharge criteria and the variety and type of services provided. Many states require that potential operators submit building plans and receive approval prior to construction of an assisted living facility. The approval process when certificates of need are involved is more of a clearance process; however, assisted living facilities must meet a stringent set of building construction and design regulations including the Life Safety Code (NFPA101). State regulators conduct periodic inspections of assisted living facilities that are similar in most cases to their inspections of nursing facilities. EHSI believes that all of its assisted living facilities are compliant in all material respects with applicable state licensure, building construction and design regulations.
Regulation of Fraud and Related Matters
The U.S. Federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid funded facilities. Also, EHSI participates in federal and state health care programs and therefore it is subject to a variety of federal and state laws that are intended to prevent health care fraud and abuse. These laws are punishable by criminal and/or civil sanctions, including, in some instances, exclusion from participation in federal health programs, including Medicare, Medicaid and Department of Veterans Affairs health programs. These laws, which include, but are not limited to, anti-kickback laws, false claims laws, physician self-referral laws and federal criminal health care fraud laws, are discussed in further detail below. Management believes that EHSI and its subsidiaries have been and continue to be in substantial compliance with all of these laws as they apply to its companies.
EHSI believes its billing practices, operations and compensation and financial arrangements with referral sources and others materially comply with applicable federal and state requirements. However, EHSI cannot give assurance that a governmental authority will not interpret such requirements in a manner inconsistent with EHSI’s interpretation and application. If EHSI fails to comply, even inadvertently, with any of these requirements, it could be required to alter its operations and/or refund payments to the government. In addition, EHSI could be subject to significant penalties. Even if EHSI successfully defends any action against it for violating these laws or regulations, EHSI could incur significant legal expenses and divert management’s attention from the operation of its business. EHSI cannot reasonably predict whether enforcement activities will increase at the federal or state level or the effect of such on its business and its financial results.
The illegal remuneration provisions of the Social Security Act make it a felony to solicit, receive, offer to pay or pay any kickback, bribe or rebate in return for referring a resident for any item or service or in return for purchasing, leasing, ordering, recommending or arranging for any good, facility, service or item, for which payment may be made under the federal health care programs. A violation of the illegal remuneration statute could result in the imposition of criminal penalties, including imprisonment for up to five years, the imposition of a fine of up to US$25,000, civil penalties and exclusion from participating in federal health programs.
Recognizing that the law is broad and may technically prohibit beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services developed regulations addressing those types of business arrangements that will not be subject to scrutiny under the law. These safe harbours describe activities that may technically violate the Act, but which are not to be considered illegal when carried on in conformance with the regulations. For example, the safe harbours cover activities such as contracting with physicians or other individuals that have the potential to refer business to EHSI that would ultimately be billed to a federal health program. Failure to qualify for safe harbour protection does not mean that an arrangement is illegal. Rather, the arrangement must be analyzed under the anti-kickback statute to determine whether there is intent to pay or receive remuneration in return for referrals. Conduct and business arrangements that do not fully satisfy one of the safe harbours may result in increased scrutiny by government enforcement authorities. In addition, some states have anti-kickback laws that may apply regardless of whether a federal health care program is involved. Although EHSI’s business arrangements may not always satisfy all the criteria of a safe harbour, EHSI believes that as of December 31, 2006, its operations were in material compliance with federal and state anti-kickback laws.

Extendicare 2006 AIF

Under the federal “Stark II” law, physicians are prohibited from making a referral to an entity for the furnishing of designated health services, including therapy services, for which Medicare or Medicaid may pay, if the physician, or an immediate family member of the physician, has a financial relationship, including ownership interests and compensation arrangements, with that entity, and the relationship fails to meet a statutory or regulatory exception to the law. The penalties for violating this Act include denial of payment, additional financial penalties and exclusion from participating in federal health programs. In addition, a number of states have enacted their own versions of self-referral laws.
The Federal False Claims Act and similar state statutes prohibit presenting a false or misleading claim for payment under a federal program. Violations could result in significant civil penalties, treble damages and exclusion from participation in federal programs. Liability arises, primarily, when an entity knowingly submits a false claim for reimbursement to the federal government. However, enforcement over the past few years has expanded the traditional scope of this Act to cover quality of care issues, especially in the skilled nursing facility industry. In addition to the civil provisions of the False Claims Act, the federal government may use several other criminal statutes to prosecute persons who submit false or fraudulent claims for payment to the federal government.
Federal law provides that practitioners, providers and related persons may not participate in most federal health care programs, including the Medicare and Medicaid programs, if the individual or entity has been convicted of a criminal offence related to the delivery of an item or service under these programs or if the individual or entity has been convicted, under state or federal law, of a criminal offence relating to neglect or abuse of residents in connection with the delivery of a health care item or service. Other individuals or entities may be, but are not required to be, excluded from such programs under certain circumstances, including the following: a conviction related to fraud, related to obstruction of an investigation or related to a controlled substance; licensure revocation or suspension; exclusion or suspension from state or federal health care programs; filing claims for excessive charges or unnecessary services or failure to furnish medically necessary services; ownership or control by an individual who has been excluded from the Medicaid or Medicare programs, against whom a civil monetary penalty related to the Medicaid or Medicare programs has been assessed or who has been convicted of the crimes; and the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment or exclusion from Medicare or Medicaid programs.
Office of the Inspector General
The Office of Inspector General (OIG), among its other priorities, identifies and eliminates fraud, abuse and waste in certain federal health care programs. The OIG has implemented a nationwide program of audits, inspections and investigations and from time to time issues “fraud alerts” to segments of the health care industry on particular practices that are vulnerable to abuse. The fraud alerts inform health care providers of potentially abusive practices or transactions that are subject to criminal activity and reportable to the OIG.
An increasing level of resources have been devoted to investigation of allegations of fraud and abuse in the Medicare and Medicaid programs, and federal and state regulatory authorities are taking an increasingly strict view of the requirements imposed on health care providers by the Social Security Act and Medicare and Medicaid programs.
Cross Decertification and De-Licensure
In some circumstances, if one facility is convicted of abusive or fraudulent behaviour, then other facilities under common control or ownership may be decertified from participating in Medicaid or Medicare programs. Executive Order 12549 “Debarment and Suspension”, issued by the President of the United States, prohibits any corporation or facility from participating in federal contracts if it or its “principals” have been barred, suspended or are ineligible or have been voluntarily excluded from participating in federal contracts. In addition, some state regulations provide that all facilities under common control or ownership licensed within a state may be de-licensed if any one or more of the facilities are de-licensed. To date, none of the facilities of either EHSI or its subsidiaries have experienced any cross decertification or de-licensure.

Extendicare 2006 AIF

Ongoing Initiatives
There are ongoing initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of some of these health care initiatives, such as the termination of Medicare funding improvements and limitations on Medicare coverage, other pressures to contain health care costs by Medicare, Medicaid and other payors, as well as increased operational requirements in the administration of Medicaid, could adversely affect EHSI. EHSI cannot predict the ultimate content, timing or effect of any health care reform legislation, nor can it estimate the impact of potential legislation on Extendicare.
Environmental Laws and Regulations
Some federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. If an entity fails to comply with these laws or the related regulations, the entity could be subject to fines, criminal penalties and other enforcement actions. EHSI has developed policies for the handling and disposal of medical, infectious and hazardous waste to assure that each of its facilities complies with those laws and regulations. EHSI incurs ongoing operational costs and capital expenditures to remain in compliance with these laws and regulations; however, the capital expenditures to remain in compliance have not been material to EHSI. As of December 31, 2006, EHSI believes that it substantially complies with applicable laws and regulations governing these requirements.
Federal regulations established by the Occupational Safety and Health Administration impose additional requirements on EHSI with regard to protecting employees from exposure to blood borne pathogens. EHSI believes that it has policies and procedures in place to preclude valid, material actions by this regulatory body.
As a result of a number of fires in long-term care facilities in recent years, states are reconsidering the laws governing the requirement for facilities to have sprinklers systems, and some mandated it during 2004. In February 2004, the American Health Care Association reaffirmed its position that nursing facilities nationwide be required to implement sprinkler systems, provided that federal funding and/or low-cost financing is made available for the installation of such systems. Extendicare, recognizing the importance of ensuring the health and safety of its residents, initiated a capital expenditure program in the fall of 2003 to retrofit all its nursing homes with modern sprinkler systems. As of December 31, 2006, all EHSI facilities have sprinkler systems.
Health Insurance Portability and Accountability Act
The Health Insurance Portability and Accountability Act (HIPAA), requires EHSI to comply with standards for the exchange of health information within EHSI and with third parties and to protect the confidentiality and security of health data. Specifically, HIPAA standards require: standardization of electronic patient health, administrative and financial data; unique health identifiers for individuals, employers, health plans and health care providers; protection of the privacy of individually identifiable health information; and security standards for protecting the confidentiality and integrity of individually identifiable health information.
The Department of Health and Human Services has four rules mandating the use of new standards with respect to certain health care transactions and health information. The first rule established privacy standards and most entities covered under HIPAA were required to implement the privacy standards by April 2003. The privacy standards are designed to protect the privacy of certain individually identifiable health information. EHSI has updated its policies and procedures, conducted training for its employees on the new standards, and implemented procedures to report violations of the new policies. EHSI believes it is in compliance with the privacy standards.
The second rule established standards for electronic data transactions and code sets and became effective October 2003. These standards are designed to allow entities to exchange medical, billing and other information and to process transactions in a more effective manner electronically. EHSI implemented the new electronic transaction and code sets with all fiscal intermediaries and those states that accept the new electronic data transaction and code sets. EHSI’s ability to comply with the transaction standards is, in part, dependent upon other third parties, including fiscal intermediaries and state program payors, also complying with HIPAA. EHSI believes that it complies in all material respects with the transaction and code set standards.

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The third rule governs the security of health information. The security regulations apply only to electronic protected health information, and have four main objectives to: ensure the confidentiality, integrity and availability of protected health information that a covered entity creates, receives, maintains or transmits electronically; protect against any reasonably anticipated hazards that might threaten the security or integrity of electronic protected health information; protect against any unauthorized use or disclosure of electronic protected health information that can be reasonably anticipated; and ensure that the covered entity’s workforce complies with the full range of security measures. EHSI believes that it complies in all material respects with the security regulation standards.
The fourth and most recent HIPAA standard is the National Provider Identification (NPI) Standard. This standard requires the issuance of a unique national provider identifier to each health care provider. CMS will issue a unique 10-position numeric identifier for each health care provider. The new NPI standard will replace all provider numbers currently used by EHSI’s facilities. The compliance date for the NPI standard is May 23, 2007. EHSI has acquired NPIs for all skilled nursing facilities and is actively updating its computer applications needed to accommodate the new standard, and believes it will achieve compliance with this standard by May 2007.
Although HIPAA was intended to ultimately reduce administrative expenses and burdens faced within the health care industry, it is generally agreed that the implementation of this law resulted in additional costs to all health care organizations. EHSI has a Privacy and Security Officer and resources consisting of clinical, legal, financial and information services professionals to monitor the compliance with the standards and procedural changes within the organization. Should it be determined that EHSI has not complied with the new standards, it could be subject to criminal penalties and civil sanctions.
Corporate Compliance Program
EHSI’s Corporate Compliance Program was developed to ensure that EHSI achieved its goal of providing a high level of care and service in a manner consistent with all applicable state and federal laws and regulations, and EHSI’s internal standards of conduct. EHSI’s Corporate Compliance Program incorporates the elements included in the guidance issued by the OIG. EHSI’s employees must acknowledge their responsibility to comply with relevant laws, regulations and policies, including its compliance program. EHSI has a Corporate Compliance Officer responsible for administering the Corporate Compliance Program who reports to the Board of Extendicare and EHSI’s Chairman.
Canada
Provincial legislation and regulations closely control all aspects of operation and funding of nursing facilities in Canada, including the fee structure, the adequacy of physical facilities, standards of care and accommodation, equipment and personnel. In some provinces, the government has delegated responsibility for the funding and administration of long-term care programs to regional health authorities.
In most provinces a license must be obtained from the applicable provincial ministry of health in order to operate a nursing centre. Currently, there is almost a universal restriction upon the issuance of new licenses across the country because of the funding implications for governments. When new licenses are issued, it is in response to a deficiency of long-term care beds in a particular region, and some form of public competition for the license is required. There are also provincial regulations regarding the sale and transfer of existing licenses, and while such sales are regular occurrences, authorities take steps to determine the qualifications of the new operator. In addition to the licence procedure, or in some cases in place of, operators in Alberta and Ontario are required to sign service contracts with the provincial government or regional health authority. These contracts specify the services to be provided and the remuneration to be received. Nursing centre licenses and service contracts are subject to annual renewals and do not represent any guarantee of continued operation beyond the term of the license or contract. However, Ontario’s proposed Bill 140 legislation has new licensing procedures based on more rigorous standards for license review; defining license terms for up to 25 years, depending on bed classifications (licenses can be revoked in cases of non-compliance); more onerous duties imposed on nursing home operators; unannounced annual inspections and a more comprehensive enforcement regime. Nursing home operators will be given three years notice before the end of the term of a license as to whether a new license will be issued.

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Revoking a license by authorities or cancelling a service contract due to inadequate performance by the operator has been historically infrequent in Canada and was usually preceded by a series of warnings, notices and other sanctions. ECI has never had such a license or service contract revoked. While ECI endeavours to comply with all regulatory requirements in its Canadian nursing facilities, it is not unusual for stringent inspection procedures to identify deficiencies in operations. Every effort is made to correct legitimate problem areas that have been identified.
The environmental laws to which Extendicare is subject in Canada are similar in effect to the applicable environmental laws in the United States. ECI’s capital expenditure program to retrofit all of its remaining nursing homes with sprinkler systems was completed in 2006.
In Canada the Personal Information Protection and Electronic Documents Act (PIPEDA) came into effect on January 1, 2004. The PIPEDA establishes rules that require all private-sector organizations operating in Canada that collect, use or disclose personal information in the course of commercial activity to obtain an individual’s prior informed consent to such collection, use and disclosure, subject to certain enumerated exceptions. It applies throughout Canada unless a province enacts similar legislation, which may supersede the PIPEDA in certain circumstances. All of the data protection legislation in Canada imposes obligations on organizations to establish policies and implement practices concerning the handling of personal information, as well as various logistical and administrative obligations. ECI has a designated Privacy Officer as part of the process to ensure its compliance with the legislation.
Employees
At December 31, 2006, Extendicare employed approximately 33,700 people, including approximately: 5,100 registered and licensed practical nurses; 12,000 nursing assistants; 2,200 therapists; 5,400 dietary, domestic, maintenance and other staff; 6,500 Canadian home care professionals and other staff; and 2,500 administrative employees who work at corporate and regional offices and facilities. In Canada there are 46 collective agreements covering approximately 8,300 employees represented by 13 different unions, operating under four different collective bargaining legislative jurisdictions. In the United States, there are 37 collective agreements with six different unions covering approximately 2,000 employees. Extendicare believes that it has a good relationship with all of its employees.
Investment in Crown Life Insurance Company
Extendicare, through 159524 Canada Inc., owns a 34.8% common equity interest in Crown Life with a carrying value of $79.4 million as at December 31, 2006. The REIT accounts for its investment in Crown Life on an equity basis. The REIT regards its investment in Crown Life as a non-core asset and this investment is subject to a buy-out agreement (the “second closing”) with The Canada Life Assurance Company (Canada Life), a subsidiary of Great-West Lifeco Inc.
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreement allows for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreement provides for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s shareholders if the liabilities are settled for less than the holdback amount. It is now expected, based on negotiations to date, that instead of a holdback from the proceeds on sale, the shareholders will each provide a letter of credit to support their allegations with respect to the maximum exposure of such contingent liabilities with such letter of credit to be reduced as the cost of settling such contingent liabilities is paid by the shareholders or the liabilities are otherwise resolved. Management estimates that the ultimate proceeds to be realized on the sale of Crown Life will approximate the REIT’s carrying value. It is anticipated that the second closing will occur in the second quarter of 2007. However, in view of the process described above, there can be no assurance as to the timing of the second closing.

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GENERAL DESCRIPTION OF ORGANIZATIONAL STRUCTURE
Description of Extendicare Real Estate Investment Trust
General
Extendicare REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario and created pursuant to the REIT Deed of Trust. Although it is intended that the REIT qualify as a “mutual fund trust” pursuant to the Tax Act, the REIT is not a mutual fund under applicable securities laws.
The following is a summary of the material attributes and characteristics of the REIT Units and certain provisions of the REIT Deed of Trust, which summary does not purport to be complete. Reference is made to the REIT Deed of Trust for a complete description of the REIT Units and the full text of its provisions, a copy of which is available on the SEDAR website at www.sedar.com.
Activities of the REIT
The REIT Deed of Trust provides that the REIT’s operations and activities are restricted to:
(a)	acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, any of the securities issued by Extendicare Trust or Extendicare LP, including investing in the securities of the subsidiaries and affiliates of each of Extendicare Trust and Extendicare LP, and borrowing funds for that purpose;
(b)	subject to the investment guidelines and operating policies of the REIT, investing in any other securities and in any other business or investments as the Trustees may determine, and borrowing funds for that purpose;
(c)	temporarily holding cash in interest-bearing accounts and short-term investments for the purposes of making investments, paying the expenses and the liabilities of the REIT, paying amounts payable by the REIT in connection with the redemption of any REIT Units or other securities of the REIT, and making distributions to Unitholders;
(d)	issuing Special Voting Units, REIT Units (including REIT Units issuable upon the exercise of Exchangeable LP Units), convertible securities or securities exchangeable for REIT Units for the purpose of:
(i)	obtaining funds to conduct any of the activities of the REIT;

(ii)	completing any acquisition of securities or any other assets for the benefit of the REIT;

(iii)	implementing distribution reinvestment plans, REIT Unit purchase plans, incentive option plans or other incentive or compensation plans, if any, established by the Trustees for the benefit of the REIT; and

(iv)	making non-cash distributions to Unitholders as contemplated by the REIT Deed of Trust, including pursuant to distribution reinvestment plans or distribution reinvestment and REIT Unit purchase plans, if any, established by the Trustees for the benefit of the REIT;
(e)	subject to the investment guidelines and operating policies of the REIT, issuing debt securities, provided recourse shall be limited to the assets of the REIT (including debt securities convertible into, or exchangeable for, REIT Units or other securities of the REIT) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the assets of the REIT as security;
(f)	subject to the investment guidelines and operating policies of the REIT, guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any Person and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the assets of the REIT including securities issued by Extendicare Trust, Extendicare LP or any subsidiary of the REIT, as security for that guarantee, and subordinating its rights under the Trust Notes to other indebtedness;
(g)	disposing of all or any part of the assets of the REIT;
(h)	issuing or redeeming rights and/or REIT Units pursuant to any Unitholder rights plan adopted by the REIT;
(i)	repurchasing, redeeming or otherwise acquiring securities of the REIT, including pursuant to any issuer bid made by the REIT;
(j)	satisfying the obligations, liabilities or indebtedness of the REIT;

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(k)	performing all acts necessary, incidental, ancillary or related to any of the foregoing; and
(l)	subject to the investment guidelines and operating policies of the REIT, undertaking such other activities or taking such other actions to conduct the undertaking of the REIT as shall be approved by the Trustees from time to time;
provided the REIT will not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in the REIT not being considered a “unit trust” or a “mutual fund trust” for the purposes of the Tax Act.
Investment Guidelines and Operating Policies
Investment Guidelines
The REIT Deed of Trust provides certain guidelines on investments which may be made directly or indirectly by the REIT. The assets of the REIT may only be invested in accordance with the following restrictions:
(a) The REIT will focus its activities primarily on the acquisition, holding and operation of:
(i)	facilities and properties in which health care services are provided to the public; and

(ii)	multi-unit residential properties,
and all other activities related, ancillary or incidental thereto;

(b)	The REIT shall not make any investment, take any action or omit to take any action that would result in REIT Units not being units of a “mutual fund trust” within the meaning of the Tax Act or that would result in REIT Units not being qualified investments for Plans;

(c)	The REIT shall not acquire any single property otherwise permitted to be acquired by the REIT (in the case of investment in securities of a Person, determined on a property-by-property basis in such Person’s portfolio) if the cost to the REIT of such acquisition (net of the amount of debt incurred or assumed in connection with such acquisition) will exceed 15% of the Adjusted Gross Book Value;

(d)	The REIT may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments in real property otherwise permitted to be held by the REIT, including the acquisition, holding, maintenance, improvement, leasing, development, management, financing and securing thereof; provided that such joint venture arrangement contains terms and conditions which, in the opinion of management, are commercially reasonable, including without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of the REIT’s and any joint venturer’s interest in the joint venture arrangement, provisions to provide liquidity to the REIT, to limit the liability of the REIT to third parties, and provide for the participation of the REIT in the management of the joint venture arrangement. For purposes of this paragraph, a joint venture arrangement is an arrangement between the REIT and one or more other Persons (“joint venturers”) pursuant to which the REIT, directly or indirectly, conducts an undertaking for one or more of the purposes set out in these investment guidelines and in respect of which the REIT may hold its interest jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other entity (a “joint venture entity”), including without limitation a general partnership, limited partnership, trust or limited liability company;

(e)	Subject to paragraph (b) above, the REIT may acquire securities of other Canadian real estate investment trusts and any partnership, corporation, trust or other entity with assets and/or operations, directly or indirectly, in the health care or multi-unit resident property industries;

(f)	The REIT shall not invest in rights to or interests in mineral or other natural resources, including oil or gas, except as incidental to an investment in real property;

(g)	The REIT shall not invest in operating businesses other than those involving the health care industry or multi-unit residential properties or businesses that are related or ancillary thereto;

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(h)	Notwithstanding the foregoing restrictions, but subject always to the requirements of paragraph (b) above, the REIT shall be permitted to maintain, directly or indirectly, its interests in Crown Life, Laurier Bermuda and Laurier USA, and to conduct all activities related, ancillary or incidental thereto (including the purchase of assets of Crown Life); and

(i)	The REIT may invest an amount (which in the case of an amount invested to acquire real property, is the purchase price to the REIT of such property less the amount of any debt incurred or assumed in connection with such acquisition) up to 15% of the Adjusted Gross Book Value of the REIT in investments or transactions which do not comply with paragraphs (a), (d) and (g) above, provided that such investment complies with paragraph (b) above.
Operating Policies
The REIT Deed of Trust provides that the operations and affairs of the REIT shall be conducted in accordance with the following policies:
(a)	Any written instrument creating an obligation which is or includes the granting by the REIT of a mortgage and, to the extent the Trustees determine to be practicable and consistent with their fiduciary duty to act in the best interests of the Unitholders, any written instrument which is, in the judgment of the Trustees, a material obligation, shall contain a provision or be subject to an acknowledgement to the effect that the obligation being created is not personally binding upon, and that resort shall not be had to, nor shall recourse or satisfaction be sought from, by way of lawsuit or otherwise, the private property of any of the Trustees, Unitholders, annuitants or beneficiaries under a plan of which a Unitholder acts as a trustee or carrier, or officer, employee or agent of the REIT, but that only property of the REIT or a specific portion thereof shall be bound; the REIT, however, is not required, but shall use all reasonable efforts, to comply with this requirement in respect of obligations assumed by the REIT upon the acquisition of real property;

(b)	Title to each real property (or, if applicable, the leasehold interest therein) shall be held by and registered in the name of the REIT, the Trustees, or a corporation or other entity wholly-owned, directly or indirectly, by the REIT or jointly-owned, directly or indirectly, by the REIT with joint venturers or partners of a partnership;

(c)	The REIT may only provide a guarantee in respect of the indebtedness of a Person, other than a member of the REIT Group, if such guarantee has been approved by a majority of the Independent Trustees;

(d)	No acquisition of a value greater than $10 million may be made nor any development with a value greater than $10 million may be undertaken unless and until the officers of the REIT have prepared and presented to the Trustees a written report containing their recommendation that the REIT make the investment together with a financial analysis of the estimated cost and projected return from the investment and such supplementary information and data (including, without limitation, underlying assumptions, proposed financial arrangements and a summary of due diligence (including structural and environmental due diligence) investigations undertaken) as is reasonably necessary to the investment decision; and

(e)	The REIT shall obtain and maintain at all times insurance coverage in respect of potential liabilities of the REIT and the accidental loss of value of the assets of the REIT from risks, in amounts, with such insurers, and on such terms as the Trustees consider appropriate, taking into account all relevant factors including the practices of owners of comparable properties.
For the purposes of the foregoing investment guidelines and operating policies, the assets, liabilities and transactions of a corporation, partnership or other entity in which the REIT has an interest will be deemed to be those of the REIT on a proportionate, consolidated basis. In addition, any references in the foregoing investment guidelines and operating policies to investment in real property will be deemed to include an investment in a joint venture arrangement. In addition, the term “indebtedness” means (without duplication) on a consolidated basis: (i) any obligation of the REIT for borrowed money; (ii) any obligation of the REIT incurred in connection with the acquisition of property, assets or business other than the amount of future income tax liability arising out of indirect acquisitions; (iii) any obligation of the REIT issued or assumed as the deferred purchase price of property; (iv) any capital lease obligation of the REIT; and (v) any obligation of the type referred to in clauses (i) through (iv) of another Person, the payment of which the REIT has guaranteed or for which the REIT is responsible for or liable; provided that (A) for the purposes of clauses (i) through (iv), an obligation will constitute indebtedness only to the extent that it would appear as a liability on the consolidated balance sheet of the REIT in accordance with GAAP; and (B) obligations referred to in clauses (i) through (iii) exclude trade accounts payable, distributions payable to REIT Unitholders and accrued liabilities arising in the ordinary course of business.

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Amendments to Investment Guidelines and Operating Policies
Pursuant to the REIT Deed of Trust, all of the investment restrictions set out under the heading “Investment Guidelines” may be amended only with the approval of 66 2/3% of the votes cast by Voting Unitholders at a meeting of Voting Unitholders called for such purpose. The operating policies set out under the heading “Operating Policies” may be amended with the approval of a majority of the votes cast by Voting Unitholders of the REIT at a meeting of Voting Unitholders called for such purpose.
REIT Units
The beneficial interests in the REIT are represented and constituted by two classes of units described and designated as “trust units” and “special voting units”. An unlimited number of REIT Units and Special Voting Units may be issued pursuant to the REIT Deed of Trust.
Each REIT Unit is transferable and represents an equal, undivided beneficial interest in the assets of the REIT and ranks equally with all of the other REIT Units without discrimination, preference or priority. Each REIT Unit entitles the holder to one vote at all meetings of Voting Unitholders or in respect of any written resolution of Voting Unitholders.
Unitholders are entitled to receive non-cumulative distributions from the REIT (whether of net income, net realized capital gains or other amounts) if, as and when declared by the Trustees. Upon liquidation or termination of the REIT, holders of REIT Units shall participate equally with respect to the distribution of the remaining assets of the REIT after payment of the REIT’s debts, liabilities, and liquidation or termination expenses. REIT Units are redeemable upon demand by the Unitholders, and may be purchased by the REIT for cancellation through offers made to, and accepted by, such holders. Otherwise, the REIT Units have no conversion, retraction, redemption or pre-emptive rights. See “REIT Unit Redemption Right” and “Repurchase of REIT Units”.
The REIT Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of such Act or any other legislation. Furthermore, the REIT is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on the business of a trust company.
Special Voting Units
Each Special Voting Unit entitles the holder to a number of votes at all meetings of Voting Unitholders or in respect of any resolution of Voting Unitholders equal to the number of REIT Units into which the Exchangeable LP Units to which such Special Voting Units relate are exchangeable. Except for the right to attend and vote at meetings of Voting Unitholders or in respect of written resolutions of Voting Unitholders, Special Voting Units do not confer upon the holder thereof any other rights. The holders of the Special Voting Units are not entitled to any interest or share in the REIT or any distributions of any nature whatsoever from the REIT and will not have any beneficial interest in any assets of the REIT on termination or winding-up of the REIT.
The Special Voting Units may be issued in series and shall only be issued, on such terms and conditions as may be determined by the Trustees, in connection with or in relation to securities exchangeable into REIT Units, including the Exchangeable LP Units. Special Voting Units will not be transferable separately from the Exchangeable LP Units to which they relate. Upon the exchange, redemption or conversion of an Exchangeable LP Unit for a REIT Unit, the Special Voting Unit will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.
Issuance of REIT Units
REIT Units or rights to acquire REIT Units or other securities of the REIT may be created, issued and sold at such times, to such persons, for such consideration and on such terms and conditions as the Trustees determine, including pursuant to any Unitholder rights plan, distribution reinvestment plan, REIT Unit purchase plan or any incentive option or other compensation plan established by the REIT. REIT Units are to be issued only when fully paid in money, property or past services, and they are not to be subject to future calls or assessments, provided that REIT Units which are issued pursuant to any offering may be issued for a consideration payable in installments and the REIT may take security over any such REIT Units so issued. The REIT may issue REIT Units in satisfaction of any non-cash distribution by the REIT to the Unitholders on a pro rata basis. The REIT Deed of Trust also provides that immediately after any pro rata distribution of additional REIT Units to all Unitholders in satisfaction of any non-

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cash distribution, the number of outstanding REIT Units will automatically be consolidated such that each Unitholder will hold after the consolidation the same number of REIT Units as the Unitholder held before the distribution of such additional REIT Units. In such circumstances, each certificate representing a number of REIT Units prior to the distribution of additional REIT Units will be deemed to represent the same number of REIT Units after the distribution of such additional REIT Units and the consolidation. If tax is required to be withheld from a Unitholder’s share of the distribution, the consolidation will not result in such Unitholder holding the same number of REIT Units. Each such Unitholder will be required to surrender the certificates, if any, representing that Unitholder’s original REIT Units in exchange for a certificate representing that Unitholder’s post-consolidation REIT Units.
The Trustees may refuse to allow the issuance of or to register the transfer of any REIT Units where such issuance or transfer would, in their opinion, adversely affect the treatment of the REIT or the entities in which it directly or indirectly invests under applicable Canadian tax legislation or their qualification to carry on any relevant business. See “Description of the REIT – Limitations on Non-Resident Ownership of REIT Units”.
Trustees
The REIT Deed of Trust provides that the REIT will have a minimum of three and a maximum of twenty Trustees, the majority of whom must be residents of Canada (as defined under the Tax Act).
The REIT Deed of Trust provides that, subject to its terms and conditions, the Trustees will have full, absolute and exclusive power, control and authority over the assets and affairs of the REIT to the same extent as if the Trustees were the sole and absolute beneficial owners of the assets of the REIT, to do all acts and things as in their sole and absolute discretion are necessary or incidental to, or desirable for, carrying out the trust created under the REIT Deed of Trust. Subject only to the express limitations contained in the REIT Deed of Trust, the Trustees will have the power and authority, among other things, to:
(a)	supervise the activities and manage the investments and affairs of the REIT;

(b)	manage the assets of the REIT;

(c)	maintain records and provide reports to Unitholders; and

(d)	effect payments of distributions to Unitholders.
Any one or more of the Trustees may resign on written notice to the other Trustees, provided that if such resignation would cause the number of remaining Trustees to be less than the number necessary to constitute a quorum for a meeting of Trustees (being a majority of the Trustees then holding office) or result in less than a majority of Trustees being residents of Canada (as defined under the Tax Act), the resignation will not be effective until the resigning Trustee’s successor is duly appointed as a Trustee. A Trustee may be removed by an ordinary resolution and the vacancy created by the removal may be filled at the same meeting, failing which it may be filled by the affirmative vote of a quorum of the Trustees to be elected by the Unitholders.
Trustees will be appointed at each annual meeting of Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of Trustees may fill a vacancy among the Trustees, except for a vacancy resulting from an increase in the number of Trustees or from a failure of the Unitholders to elect the required number of Trustees. If there is not a quorum of Trustees, or if there has been a failure of the Unitholders to elect the minimum number of Trustees required to be elected by the Unitholders, the Trustees then in office must promptly call a special meeting of the Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are no Trustees then in office, any Unitholder may call the meeting. Except as otherwise provided in the REIT Deed of Trust, the Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees to serve until the close of the next annual meeting of Unitholders, however, the number of additional Trustees shall not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Unitholders. The Trustees in office must also appoint such number of Trustees as may be necessary to ensure that a majority of the Trustees are at all times residents of Canada (as defined under the Tax Act).

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The REIT Deed of Trust provides that the Trustees shall act honestly and in good faith with a view to the best interests of the REIT and the Unitholders, and, in connection with that duty, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Trustees shall be deemed to have satisfied this standard of care to the extent that they have contracted or delegated the performance of certain duties and activities to the Administrator. See “Description of the REIT – Administration Agreement”. The REIT Deed of Trust provides that each Trustee is entitled to be indemnified and reimbursed out of the assets of the REIT in respect of any and all taxes (other than taxes on compensation), penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee as a consequence of performing his or her duties under the REIT Deed of Trust, and in respect of any and all costs, charges and expenses reasonably incurred by the Trustee in respect of any civil, criminal or administrative action or proceeding to which the Trustee is made a party or against whom such claim, action or proceeding is commenced or proposed by reason of being or having been a Trustee, provided that the Trustee shall not be indemnified if he or she failed to act in accordance with the foregoing standard of care.
The REIT Deed of Trust contains customary provisions limiting the liability of the Trustees. The Trustees will not be liable to any Voting Unitholder or any other person, in tort, contract or otherwise, for: any action taken in good faith in reliance on any documents that are, prima facie, properly executed; any depreciation of, or loss to, the REIT incurred by reason of the sale of any asset; the loss or disposition of monies or securities; any other action or failure to act (including failure to compel in any way any former Trustee to redress any breach of trust or any failure by the Administrator or any person to perform the duties delegated to it under the REIT Deed of Trust); or any failure by Extendicare Trust or Extendicare LP to pay monies owed to the REIT; unless, in each case, such liability arises out of a breach of the standard of care, diligence and skill or breach of the restrictions on the Trustees’ powers as set out in the REIT Deed of Trust. If the Trustees have retained an appropriate expert, advisor or legal counsel with respect to any matter connected with their duties under the REIT Deed of Trust, the Trustees may act or refuse to act based on the advice of such expert, advisor or legal counsel, and the Trustees will not be liable for and will be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of such expert, advisor or legal counsel. In the exercise of the powers, authorities or discretion conferred on the Trustees under the REIT Deed of Trust, the Trustees are and will be conclusively deemed to be acting as Trustees of the REIT’s assets and will not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the REIT or the REIT’s assets.
REIT Unit Redemption Right
REIT Units are redeemable at any time on demand by the holders thereof. A Unitholder who wishes to exercise the redemption right is required to duly complete and properly execute a notice requiring the REIT to redeem REIT Units, in a form approved by the Trustees, which notice shall be sent to the REIT at the head office of the REIT or to the principal corporate trust office of the transfer agent together with written instructions as to the number of REIT Units to be redeemed and the certificate or certificates representing the REIT Units to be redeemed. Upon receipt by the REIT of a notice to redeem REIT Units, the holder of such REIT Units tendered for redemption shall thereafter cease to have any rights with respect to such REIT Units (other than to receive the redemption payment therefor), including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the REIT of such notice. REIT Units shall be considered to be tendered for redemption on the date (the “Redemption Date”) that the REIT, to the satisfaction of the Trustees, received the notice and the certificate or certificates representing the REIT Units to be redeemed. Upon receipt by the REIT of the notice to redeem REIT Units, the holder of the REIT Units tendered for redemption shall be entitled to receive a price per REIT Unit in cash equal to the lesser of:
(a)	95% of the “market price” of the REIT Units on the principal stock exchange or market on which the REIT Units are quoted for trading during the 10 consecutive trading days ending on the trading day immediately prior to such Redemption Date; and
(b)	100% of the “closing market price” of the REIT Units on the principal stock exchange or market on which the REIT Units are quoted for trading on such Redemption Date.

Extendicare 2006 AIF

For the purposes of paragraph (a) above, the “market price” of the REIT Units shall be an amount equal to the volume weighted average trading price of a REIT Unit for each of the 10 trading days; provided that if the applicable stock exchange or market upon which the REIT Units are listed and posted for trading does not provide information necessary to compute a volume weighted average trading price, then the “market price” shall be an amount equal to the volume weighted average of the closing prices of the REIT Units on the principal stock exchange or market on which the REIT Units are listed and posted for trading for each of the trading days on which there was a closing price; provided that if the applicable stock exchange or market does not provide a closing price, but only provides the highest and lowest prices of the REIT Units traded on a particular day, then the “market price” shall be an amount equal to the volume weighted average of the average of the highest and lowest prices of the REIT Units for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable stock exchange or market for fewer than five of the 10 trading days, the “market price” shall be the volume weighted average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices of the REIT Units for each day on which there was no trading; the closing price of the REIT Units for each day on which there was trading if the stock exchange or market provides a closing price; and the average of the highest and lowest prices of the REIT Units for each day that there was trading, if the stock exchange or market provides only the highest and lowest prices of the REIT Units traded on a particular day; and provided further that if, in the opinion of the Trustees, the trading activity of the REIT Units for the relevant period does not result in a trading price that represents the fair market value of a REIT Unit, then the “market price” shall be an amount determined by the Trustees in good faith in their sole discretion and provided further that any such determination by the Trustees shall be conclusive and binding. For the purposes of paragraph (b) above, the “closing market price” of the REIT Units shall be an amount equal to the volume weighted average trading price of a REIT Unit on the Redemption Date if the applicable stock exchange or market provides the information necessary to compute such trading price; the closing price of the REIT Units on the principal stock exchange or market on which the REIT Units are quoted for trading if there was a trade on that date and the applicable stock exchange or market provides only a closing price; an amount equal to the simple average of the highest and lowest prices of the REIT Units on the date, if there was trading and the stock exchange or market provides only the highest and lowest trading prices of the REIT Units traded on a particular day; or the simple average of the last bid and last ask prices of the REIT Units if there was no trading on that date.
The aggregate cash redemption price payable by the REIT in respect of all REIT Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment no later than the last day of the month following the month in which the REIT Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their REIT Units is subject to the limitations that:
(a)	the total amount payable in cash by the REIT in respect of those REIT Units and all other REIT Units tendered for redemption in the same calendar month shall not exceed $100,000, provided that the Trustees may, in their sole discretion, waive this limitation in respect of all REIT Units tendered for redemption in any calendar month;
(b)	at the time the REIT Units are tendered for redemption, the outstanding REIT Units shall be listed for trading on a stock exchange or traded or quoted on another market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the REIT Units; and
(c)	the normal trading of REIT Units is not suspended or halted on any stock exchange on which the REIT Units are listed (or, if not listed on a stock exchange, on any market on which the REIT Units are quoted for trading) on the redemption date or for more than five trading days during the 10-day trading period ending on the redemption date.
If a Unitholder is not entitled to receive his, her or its entire redemption price in cash upon the redemption of REIT Units as a result of one or more of the foregoing limitations, then each REIT Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie. In such circumstances, Trust Units and Series 1 Trust Notes of a value equal to any portion of the redemption price not satisfied in cash will be redeemed by Extendicare Trust in consideration of the issuance to the REIT of Series 2 Trust Notes and Series 3 Trust Notes, respectively, and such Series 2 Trust Notes and Series 3 Trust Notes will then be distributed in satisfaction of the remaining portion of the redemption price. No Series 2 Trust Notes or Series 3 Trust Notes in integral multiples of less than $100.00 will be distributed and, where the number of securities of Extendicare Trust to be received by a Unitholder includes a multiple of less than $100.00, that number shall be rounded to the next lowest integral multiple of $100.00, and the holder will be entitled to receive cash equal to the difference. The REIT will be entitled to all interest paid on the Trust Notes and the distributions paid on Trust Units

Extendicare 2006 AIF

on or before the date of the distribution in specie. Where the REIT makes a distribution in specie of securities of Extendicare Trust on the redemption of REIT Units of a Unitholder, the REIT currently intends to designate to the Unitholder any income or capital gain realized by the REIT as a result of the redemption of Trust Units and Series 1 Trust Notes in exchange for Series 2 Trust Notes and Series 3 Trust Notes, respectively, or as a result of the distribution of Series 2 Trust Notes or Series 3 Trust Notes to the Unitholder on the redemption of such REIT Units.
It is anticipated that the redemption right described above will not be the primary mechanism for holders of REIT Units to dispose of their REIT Units. Series 2 Trust Notes and Series 3 Trust Notes, which may be distributed in specie to Unitholders in connection with a redemption, will not be listed on any stock exchange, no market is expected to develop in Series 2 Trust Notes or Series 3 Trust Notes and they may be subject to resale restrictions under applicable securities laws. Series 2 Trust Notes and Series 3 Trust Notes so distributed may not be qualified investments for Plans depending upon the circumstances at the time.
Repurchase of REIT Units
The REIT may, from time to time, purchase REIT Units for cancellation in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such repurchase will be conducted in accordance with the applicable requirements of applicable Canadian securities legislation.
Meetings of Voting Unitholders
Meetings of Voting Unitholders are required to be called and held annually for the election of Trustees and the appointment of auditors of the REIT for the ensuing year, the presentation of the consolidated financial statements of the REIT for the immediately preceding fiscal year, and the transaction of such other business as Voting Unitholders may be entitled to vote upon or as the Trustees may determine or as may be properly brought before the meeting. The REIT Deed of Trust provides that the Voting Unitholders will only be entitled to pass resolutions that will bind the Trustees or the REIT with respect to:
(a)	the election or removal of one or more Trustees;

(b)	the appointment or removal of the auditors of the REIT;

(c)	the appointment of an inspector to investigate the performance by the Trustees of their respective responsibilities and duties in respect of the REIT;

(d)	the consent to amendments to the REIT Deed of Trust proposed by the Trustees as provided under the heading “Amendments to the REIT Deed of Trust” below;

(e)	the termination of the REIT;

(f)	the sale of all or substantially all of the assets of the REIT;

(g)	the exercise of certain voting rights attached to the securities held by the REIT;

(h)	the ratification of any Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and REIT Unit purchase plan, REIT Unit option plan or other compensation plan contemplated by the REIT Deed of Trust requiring Voting Unitholder approval under applicable laws; and

(i)	any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval.
No other action taken by Voting Unitholders or any other resolution of the Voting Unitholders at any meeting will in any way bind the Trustees.
A meeting of Voting Unitholders may be convened by the Trustees at any time and for any purpose and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of the Voting Units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

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Voting Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxyholder need not be a Voting Unitholder. Two persons present in person or represented by proxy and representing in total at least 5% of the votes attached to all outstanding Voting Units will constitute a quorum for the transaction of business at all meetings.
The REIT Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.
Limitations on Non-Resident Ownership of REIT Units
In order for the REIT to maintain its status as a mutual fund trust under the Tax Act, the REIT must not be established or maintained primarily for the benefit of Non-Residents. Accordingly, the REIT Deed of Trust provides that at no time may Non-Residents or Non-Canadian Partnerships be the beneficial owners of more than 45% of the REIT Units. This 45% limitation will be applied with respect to the issued and outstanding REIT Units on both (i) a non-diluted basis and (ii) a diluted basis. The Trustees, in their sole discretion, may require declarations as to the jurisdictions in which beneficial owners of REIT Units are resident. If the Trustees become aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of at least 45% of the REIT Units then outstanding are, or may be, Non-Residents or Non-Canadian Partnerships or that such a situation is imminent, the Trustees may make a public announcement thereof and shall not accept a subscription for REIT Units from, or issue or register a transfer of REIT Units to, a Person unless the Person provides a declaration that the person is not a Non-Resident or Non-Canadian Partnership. If, notwithstanding the foregoing, the Trustees, in their sole discretion, determine that 45% or more of the REIT Units are held by Non-Residents or Non-Canadian Partnerships, the Trustees may send a notice to holders of REIT Units that the Trustees, in their sole discretion, believe are Non-Residents or Non-Canadian Partnerships, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their REIT Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of REIT Units or provided the Trustees with satisfactory evidence that they are not Non-Residents or Non-Canadian Partnerships within such period, the Trustees may, on behalf of such Persons, sell such REIT Units and, in the interim, shall suspend the voting and distribution rights attached to such REIT Units. Upon such sale, the affected holders shall cease to be holders of the REIT Units and their rights shall be limited to receiving the net proceeds of such sale. The REIT may direct the transfer agent for the REIT Units to do any of the foregoing.
Amendments to the REIT Deed of Trust
Generally, the REIT Deed of Trust may only be amended by the Trustees with the consent of the Voting Unitholders by a special resolution.
The Trustees may, however, at any time and from time to time, without the consent, approval or ratification of the Unitholders, make certain amendments to the REIT Deed of Trust, including amendments:
(a)	which, in the opinion of the Trustees, are necessary in order for the REIT to qualify or continue to qualify as a “mutual fund trust” for purposes of the Tax Act;

(b)	for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the REIT;

(c)	that, in the opinion of the Trustees, provides additional protection or added benefits for the Unitholders;

(d)	removing any conflicts or inconsistencies in the REIT Deed of Trust or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions that, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Voting Unitholders; and

(e)	that, in the opinion of the Trustees, are necessary or desirable and in the interests of the Voting Unitholders as a result of changes in taxation laws or policies of any governmental authority having jurisdictions over the Trustees or the REIT;
provided, however, that no such amendment shall be adopted without the consent of the Voting Unitholders if it would result in the REIT failing to qualify as a “mutual fund trust” under the Tax Act. In addition, no amendment shall modify the voting rights attributable to the REIT Units or Special Voting Units without the unanimous consent of the Voting Unitholders.

Extendicare 2006 AIF

Term of the REIT
The REIT has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on September 11, 2006. For the purposes of terminating the REIT by such date, the Trustees are required to commence, not more than two years prior to the expiry of the term of the REIT, to wind-up the affairs of the REIT. At any time prior to the expiry of the term of the REIT, the Unitholders may by special resolution require the Trustees to commence to wind-up the affairs of the REIT.
The REIT Deed of Trust provides that upon being required to commence to wind-up the affairs of the REIT, the Trustees will give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their REIT Units for cancellation and the date at which the register of REIT Units will be closed. After the date on which the Trustees are required to commence to wind-up the affairs of the REIT, the Trustees shall proceed to do so as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, sell and convert into money the securities held by it and all other assets of the REIT in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the REIT. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the REIT and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to applicable laws and obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the securities and other assets together with any cash forming part of the assets of the REIT among the Unitholders in accordance with their pro rata share. If the Trustees are unable to sell all or any of the securities or other assets which comprise part of the REIT by the date set for termination, the Trustees may distribute the remaining Trust Units and the Trust Notes or other assets in specie directly to the Unitholders in accordance with their pro rata share, subject to applicable laws and obtaining all necessary regulatory approvals.
Administration Agreement
On November 10, 2006, the REIT, Extendicare Trust and Holding GP entered into the Administration Agreement with Extendicare. Pursuant to the Administration Agreement, Extendicare is responsible for overseeing and managing the business and affairs of the REIT. Extendicare’s duties with respect to the administration of the REIT under the Administration Agreement include: (i) ensuring compliance by the REIT, its affiliates and subsidiaries with all continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (ii) providing investor relations services; (iii) providing or causing to be provided to Unitholders all information which Unitholders are entitled to receive under the REIT Deed of Trust, including relevant information with respect to income taxes; (iv) convening meetings of Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) providing for the computation and making of distributions to Unitholders; (vi) attending to all administrative and other matters arising in connection with any redemptions of REIT Units; (vii) monitoring the residency status of beneficial owners of REIT Units; (viii) providing assistance in negotiating the terms of any offering of REIT Units or other securities of the REIT; and (ix) generally providing all other services as may be necessary, or as requested by the Trustees.
The Administration Agreement has an initial term of ten years, and may be extended for additional five-year terms at the option of the REIT, Extendicare Trust and Holding GP. The Administration Agreement may be terminated by a party in the event of the insolvency or receivership of another party, or in the case of default by another party in the performance of a material obligation under the Administration Agreement, with certain exceptions, which is not remedied within thirty days after written notice has been delivered.
Take-Over Bids
The REIT Deed of Trust contains provisions to the effect that if a take-over bid is made for the REIT Units and not less than 90% of the REIT Units (including REIT Units issuable on the exchange of any Exchangeable LP Units pursuant to the Exchange and Support Agreement, but excluding REIT Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the REIT Units held by Unitholders who did not accept the take-over bid on the terms on which the offeror acquired REIT Units from Unitholders who accepted the take-over bid.

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The Limited Partnership Agreement and the REIT Deed of Trust provide that if a non-exempt take-over bid from a person acting at arm’s length to holders of Exchangeable LP Units (or any associate or affiliate thereof) is made for the REIT Units and a contemporaneous identical offer is not made for the Exchangeable LP Units held by persons other than Extendicare Trust (in terms of price, timing, proportion of securities sought to be acquired and conditions, provided that the offer for the Exchangeable LP Units may be conditional on REIT Units being taken up and paid for under the take-over bid), then, provided that: (i) not less than 25% of the REIT Units (other than REIT Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken-up and paid for pursuant to the non-exempt bid from and after the date of first take-up of REIT Units under the said take-over bid in excess of the foregoing threshold; and (ii) the take-over bid is not for any and all REIT Units tendered or is not structured such that holders of Exchangeable LP Units can exchange into REIT Units conditional on take-up, the Exchangeable LP Units held by Persons other than Extendicare Trust will be exchangeable at an exchange ratio equal to 110% of the exchange ratio previously in effect, such that, based on the current one-to-one exchange ratio, on exchange the holder of Exchangeable LP Units will receive 1.1 REIT Units for each REIT Unit that the holder would otherwise have received. Notwithstanding any adjustment on completion of an exclusionary offer as described above, the distribution rights attaching to the Exchangeable LP Units will also not be adjusted until the Exchange Right is actually exercised.
The Limited Partnership Agreement provides that no holder of Exchangeable LP Units will be permitted to transfer Exchangeable LP Units, other than for REIT Units in accordance with the terms of the Exchange and Support Agreement and the Limited Partnership Agreement, unless: (i) such transfer would not require the transferee to make an offer to Unitholders to acquire REIT Units on the same terms and conditions under applicable securities laws if such Exchangeable LP Units, and all other outstanding Exchangeable LP Units, were converted into REIT Units at the then current exchange ratio in effect under the Exchange and Support Agreement immediately prior to such transfer; or (ii) the offeror acquiring Exchangeable LP Units makes a contemporaneous and identical offer for the REIT Units (in terms of price, timing, proportion of securities sought to be acquired and conditions) and does not acquire such Exchangeable LP Units unless the offeror also acquires a proportionate number of REIT Units actually tendered to such identical offer, and unless in each case such other conditions as are set out in the Limited Partnership Agreement are satisfied.
Restrictions on the Powers of the Trustees of the REIT
The REIT Deed of Trust provides that the Trustees may not authorize or vote any securities held by the REIT to authorize, among other things:
(a)	any amalgamation, arrangement or other merger of any subsidiary of the REIT with any other Person, except with one or more direct or indirect wholly owned subsidiaries or affiliates of the REIT or in conjunction with an internal reorganization with an affiliate or subsidiary of Extendicare Trust or Extendicare LP;
(b)	the winding-up or dissolution of Extendicare Trust or Extendicare LP prior to the end of the term of the REIT, except in conjunction with an internal reorganization with an affiliate or subsidiary of Extendicare Trust or Extendicare LP;
(c)	any sale, lease or exchange of all or substantially all of the assets of the REIT, except in limited circumstances;
(d)	any sale, lease or exchange of all or substantially all of the assets of any subsidiary of the REIT, except in limited circumstances; or
(e)	any material amendment to the REIT Deed of Trust, the Trust Note Indenture, the certificate of limited partnership of Extendicare LP or the Limited Partnership Agreement, in any manner that may be prejudicial to the REIT or the Unitholders;
in each case without the approval of the Voting Unitholders by a special resolution at a meeting of Voting Unitholders called for that purpose.
Information and Reports
The REIT will furnish or cause to be furnished to Voting Unitholders, in accordance with applicable securities laws, such consolidated financial statements of the REIT (including quarterly and annual financial statements and certifications) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders’ tax returns under the Tax Act and equivalent provincial legislation.

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Prior to each meeting of Unitholders, the Trustees will provide to the Unitholders (along with notice of the meeting) all information, and the certifications as are required by applicable law and by the REIT Deed of Trust to be provided to Unitholders.
Rights of Unitholders
The rights of the Unitholders as investors in the REIT and the attributes of the REIT Units are currently established and governed by the REIT Deed of Trust. Although the REIT Deed of Trust confers upon a Unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, there are some significant differences.
The REIT Deed of Trust includes provisions intended to limit the liability of Unitholders for liabilities and other obligations of the REIT, although no statutory provisions historically confirmed the limited liability status of Unitholders in a manner comparable to shareholders of a CBCA corporation. However, in December 2004, the Trust Beneficiaries’ Liability Act (Ontario) received Royal Assent. That Act provides, in effect, that Unitholders are not liable, as beneficiaries of the REIT, for any act, default, obligation or liability of the REIT or the Trustees. That Act has not yet been judicially considered and it is possible that reliance on the Act by a Unitholder could be successfully challenged on jurisdictional or other grounds.
Many of the provisions of the CBCA respecting the governance and management of a corporation have been incorporated in the REIT Deed of Trust. For example, Voting Unitholders are entitled to exercise voting rights in respect of their holdings of REIT Units in a manner comparable to shareholders of a CBCA corporation and to elect Trustees and auditors. The REIT Deed of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of Voting Unitholders and Trustees, the quorum for and procedures at such meetings and the right of Voting Unitholders to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which approval by Voting Unitholders is required under the REIT Deed of Trust are generally less extensive than the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by the REIT’s subsidiaries. These approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are “reporting issuers” or the equivalent or are listed on the TSX. The REIT Deed of Trust includes provisions concerning trustee independence, the composition of board committees including the audit committee and conflicts of interest, which are based on provisions of the CBCA and are supplemented by applicable securities laws.
Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting: (i) the business or businesses that the corporation can carry on; or (ii) the issue, transfer or ownership of shares). As an alternative, Unitholders seeking to terminate their investment in the REIT are entitled to receive, subject to certain conditions and limitations, their pro rata share of the REIT’s net assets through the exercise of the redemption rights provided by the REIT Deed of Trust, as described under “REIT Unit Redemption Right”. Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or which disregard the interests of securityholders and certain other parties. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The REIT Deed of Trust allows Voting Unitholders to pass resolutions appointing an inspector to investigate the Trustees’ performance of their responsibilities and duties, but this process would not be subject to court oversight or assure the other investigative procedures, rights and remedies available under the CBCA. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its subsidiaries, with the leave of a court. The REIT Deed of Trust does not include a comparable right of the Unitholders to commence or participate in legal proceedings with respect to the REIT.

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Conflicts of Interest Provisions
The REIT Deed of Trust contains “conflict of interest” provisions that serve to protect Unitholders without creating undue limitations on the REIT. The REIT Deed of Trust contains provisions, similar to those contained in the CBCA, that require each Trustee who is a party to, or is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction with the REIT, to disclose the nature and extent of such interest to the other Trustees, and such Trustee cannot vote on any resolution to approve the contract or transaction unless the contract or transaction is one relating primarily to (i) his or her remuneration as a Trustee, (ii) indemnity or insurance in respect of him or her; or (iii) a contract or transaction with an affiliate of the REIT.
Unitholder Rights Plan
General
The REIT has adopted a unitholder rights plan for the REIT effective as of November 1, 2006.
The Rights Plan utilizes the mechanism of a Permitted Bid (as hereinafter described) to ensure that a Person seeking control of the REIT gives Unitholders (including holders of Exchangeable LP Units) and the Trustees sufficient time to evaluate the bid, negotiate with the initial bidder and encourage competing bids to emerge. The purpose of the Rights Plan is to protect Unitholders and holders of Exchangeable LP Units by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions or risk being subject to the dilutive features of the Rights Plan. Generally, to qualify as a Permitted Bid, a bid must be made to all Unitholders and holders of Exchangeable LP Units and must be open for 60 days after the bid is made. If more than 50% of the REIT Units held by Independent Unitholders (as hereinafter defined) are deposited or tendered to the bid and not withdrawn, the bidder may take up and pay for such REIT Units. The take-over bid must then be extended for a further period of ten days on the same terms to allow those Unitholders who did not initially tender their REIT Units to tender to the take-over bid if they so choose. Thus, there is no coercion to tender during the initial 60-day period because the bid must be open for acceptance for at least ten days after the expiry of the initial tender period. The Rights Plan is designed to make it impracticable for any Person to acquire more than 20% of the outstanding REIT Units (including the Exchangeable LP Units) without the approval of the Trustees except pursuant to the Permitted Bid procedures or pursuant to certain other exemptions outlined below. Management believes that the Rights Plan taken as a whole should not be an unreasonable obstacle to a serious bidder willing to make a bona fide and financially fair offer open to all Unitholders.
The following is a summary of the principal provisions of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan, a copy of which is available on the SEDAR website at www.sedar.com.
Issue of Rights
One right (a “Right”) has been issued and attached to each outstanding REIT Unit and each Special Voting Unit. One Right will also attach to any subsequently issued REIT Units and Special Voting Units. The initial exercise price of each Right is $100, subject to appropriate anti-dilution adjustments.
Rights Exercise Privilege
The Rights will separate from the REIT Units and Special Voting Units to which they are attached and will become exercisable at (the “Separation Time”) the close of business on the 10th trading day after the earlier of (A) the first date of public announcement by the REIT or an Acquiring Person (as hereinafter defined) of facts indicating that a Person has become an Acquiring Person (the “Voting Unit Acquisition Date”), and (B) the date of the commencement of, or first public announcement of, the intent of any Person (other than the REIT or any subsidiary of the REIT) to commence, a take-over bid (other than a Permitted Bid or Competing Bid (as described below)), or two days following the date on which a Permitted Bid ceases to qualify as such, or, in either case, such later date as may be determined by the Trustees.
The acquisition by a Person (an “Acquiring Person”), including Persons acting in concert, of 20% or more of the REIT Units and/or Special Voting Units, other than by way of a Permitted Bid in certain circumstances, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the Voting Unit Acquisition Date, will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase, for example, REIT Units with a total market value of $200, on payment of $100 (i.e., at a 50% discount).

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The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached REIT Units, reported earnings per REIT Unit on a diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.
Certificates and Transferability
Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for REIT Units and will not be transferable separately from the attached REIT Units. From and after the Separation time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the REIT Units.
Permitted Bid Requirements
The requirements of a Permitted Bid include the following:
(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all holders (other than the bidder) of REIT Units and holders of Exchangeable LP Units on the same terms;

(c)	the take-over bid must not permit REIT Units tendered pursuant to the take-over bid to be taken up prior to the expiry of a period of not less than 60 days from the date of the bid and then only if at such time more than 50% of the REIT Units (including those underlying Exchangeable LP Units) held by Unitholders and holders of Exchangeable LP Units other than the bidder, its affiliates and Persons acting jointly or in concert with the bidder (the “Independent Unitholders”) have been tendered pursuant to the take-over bid and not withdrawn; and

(d)	if more than 50% of the REIT Units (including those underlying Exchangeable LP Units) held by Independent Unitholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of REIT Units and Exchangeable LP Units for an additional 10 business days from the date of such public announcement.
The Rights Plan allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, provided it is outstanding for a minimum period of 35 days, it may expire on the same date as the Permitted Bid.
Waiver and Redemption
The Trustees may, prior to a Flip-in Event, and in certain circumstances without the approval of Unitholders, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event. At any time prior to the occurrence of a Flip-in Event, and in certain circumstances without the approval of the Rights holders, the Trustees may redeem all, but not less than all, the outstanding Rights at a price of $0.000001 each.
Waiver of Inadvertent Flip-in Event
The Trustees may, prior to the close of business on the tenth trading day after a person has become an Acquiring Person, waive the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that such person reduces its beneficial ownership of REIT Units such that it is not an Acquiring Person within 14 days of the determination of the Trustees.
Portfolio Managers
The provisions of the Rights Plan relating to portfolio managers are designed to prevent the occurrence of a Flip-in Event solely by virtue of the customary activities of such managers, including trust companies and other Persons, where a substantial portion of the ordinary business of such Person is the management of funds for unaffiliated investors, so long as any such Person does not propose to make a take-over bid either alone or jointly with others.
Unitholder Rights
Until a Right is exercised, the holder thereof, as such, will have no rights as a Unitholder.

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Description of Extendicare Trust
General
Extendicare Trust is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario and created pursuant to the Trust Deed of Trust.
The following is a summary of certain provisions of the Trust Deed of Trust, which summary does not purport to be complete. Reference is made to the Trust Deed of Trust for the full text of its provisions, a copy of which is available on the SEDAR website at www.sedar.com.
Activities of Extendicare Trust
The Trust Deed of Trust provides that Extendicare Trust’s operations and activities are restricted to:
(a)	acquiring, investing in, holding, transferring, disposing of and otherwise dealing with, directly or indirectly, any of the securities issued by Extendicare LP, including investing in the securities of the subsidiaries and affiliates of Extendicare LP, and borrowing funds for that purpose;

(b)	investing in any other securities and in any other business or investments as the Trust Trustees may determine, and borrowing funds for that purpose;

(c)	temporarily holding cash in interest bearing accounts and short-term investments for the purposes of making investments, paying the expenses and the liabilities of Extendicare Trust and making distributions to holders of Trust Units;

(d)	issuing Trust Units or securities convertible into or exchangeable for Trust Units or other securities of the Trust for the purpose of carrying out the transactions contemplated by the Plan of Arrangement, obtaining funds to conduct any of the activities of Extendicare Trust, completing any acquisition of securities or any other assets for the benefit of Extendicare Trust and making non-cash distributions to holders of Trust Units;

(e)	issuing debt securities, provided recourse shall be limited to the assets of Extendicare Trust (including debt securities convertible into, or exchangeable for, Trust Units or other securities of Extendicare Trust) or otherwise borrowing, mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the assets of Extendicare Trust as security;

(f)	guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any Person, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the assets of Extendicare Trust, including securities issued by Extendicare LP or any subsidiary of the Extendicare Trust, as security for that guarantee;

(g)	disposing of any part of the assets of Extendicare Trust;

(h)	repurchasing, redeeming or otherwise acquiring securities of Extendicare Trust, pursuant to any issuer bid made by Extendicare Trust;

(i)	satisfying the obligations, liabilities or indebtedness of Extendicare Trust;

(j)	performing all acts necessary, incidental, ancillary or related to any of the foregoing; and

(k)	undertaking such other activities or taking such other actions to conduct the business of Extendicare Trust as shall be approved by the Trust Trustees from time to time;
provided, however, that Extendicare Trust shall not undertake any activity, take any action, or make or retain any investment which would result (or fail to take any action where that failure would result) in Extendicare Trust not being considered a “unit trust” for the purposes of the Tax Act.
Extendicare Trust does not intend to hold securities of any entities other than Extendicare LP, except in connection with its short-term cash management.

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Restrictions on the Powers of the Trustees of Extendicare Trust
The Trust Deed of Trust states that the Trust Trustees may not, without approval by special resolution of the holders of Trust Units, authorize:
(a)	the amalgamation, arrangement or other merger of Extendicare LP with any other Person, except with one or more direct or indirect wholly owned subsidiaries or in conjunction with an internal reorganization;

(b)	the winding-up or dissolution of Extendicare LP prior to the end of the term of Extendicare Trust, except in conjunction with an internal reorganization;

(c)	a material amendment to the Trust Deed of Trust, the Trust Note Indenture, the certificate of limited partnership of Extendicare LP and/or the Limited Partnership Agreement, or the constating documents of Extendicare, except in certain limited circumstances similar to those under which the REIT Deed of Trust may be amended without consent of Unitholders;

(d)	any sale, lease or exchange of all or substantially all of the property of Extendicare Trust, except in certain limited circumstances; or

(e)	any sale, lease or exchange of all or substantially all of the property of Extendicare LP, except in certain limited circumstances.
Redemption Right
The Trust Units will be redeemable at any time on demand by the holders thereof upon delivery to Extendicare Trust of a duly completed and properly executed notice requiring Extendicare Trust to redeem the Trust Units, in a form reasonably acceptable to the Trust Trustees, together with the certificates for the Trust Units representing the Trust Units to be redeemed and written instructions as to the number of Trust Units to be redeemed. Upon tender of Trust Units by a holder thereof for redemption, the holder of the Trust Units tendered for redemption will no longer have any rights with respect to such Trust Units other than the right to receive the redemption price for such Trust Units. The redemption price for each Trust Unit tendered for redemption will be equal to:
     (A x B) – C
D
Where:

A	=	the cash redemption price per REIT Unit calculated as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units;

B	=	the aggregate number of REIT Units outstanding as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units;

C	=	the aggregate unpaid principal amount of the Trust Notes and accrued interest thereon and any other indebtedness of Extendicare Trust held by or owed to the REIT and the fair market value of any other assets or investments held by the REIT (other than Trust Units) as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units; and

D	=	the aggregate number of Trust Units outstanding held by the REIT as of the close of business on the date the Trust Units were so tendered for redemption by a holder of Trust Units.
The Trust Trustees will also be entitled to call for redemption, at any time, all or part of the outstanding Trust Units registered in the name of the holders thereof other than the REIT at the same redemption price as described above for each Trust Unit called for redemption, calculated with reference to the date the Trust Trustees approved the redemption of Trust Units.
The aggregate redemption price payable by Extendicare Trust in respect of any Trust Units tendered for redemption by the holders thereof during any month will be satisfied, at the option of the Trust Trustees: (i) in immediately available funds by cheque; (ii) by the issuance to or to the order of the holder whose Trust Units are to be redeemed of such aggregate amount of Series 2 Trust Notes as is equal to the aggregate redemption price payable to such holder of Trust Units rounded down to the nearest $100, with the balance of any such aggregate redemption price not paid in Series 2 Trust Notes to be paid in immediately available funds by cheque; or (iii) by any combination of funds and Series 2 Trust Notes as the Trust Trustees shall determine in their sole discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Trust Units were so tendered for redemption. A holder of Trust Units whose Trust Units are tendered for redemption may elect,

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at any time prior to the payment of the redemption price, to receive Series 2 Trust Notes pursuant to (ii) above in the place of all or part of the funds otherwise payable, the amount of such Series 2 Trust Notes payable to be equal to the funds otherwise payable, rounded down to the nearest $100.
Distributions
Extendicare Trust intends to make monthly cash distributions to the REIT, being the only holder of Trust Units, of its net monthly cash receipts, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for costs, expenses, liabilities and other obligations of Extendicare Trust, any cash redemptions or repurchases of Trust Units or Trust Notes, amounts retained to comply with limits or restrictions contained in loan agreements, allowances for contingencies or for working capital, investments or acquisitions, and income tax liability. Such distributions will be paid on or before the 15th day of the month following the end of the distribution period and are intended to be received by the REIT prior to its related cash distribution to Unitholders.
The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of Extendicare Trust for such year as is necessary to ensure that Extendicare Trust will not be liable for taxes under Part I of the Tax Act in such year.
If the Trust Trustees determine that Extendicare Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Trust Units having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trust Trustees to be available for the payment of such distribution.
Extendicare Trust – Trust Notes
The following is a summary of the material attributes and characteristics of the Trust Notes. The summary is qualified in its entirety by the complete provisions of the Trust Note Indenture, a copy of which is available on the SEDAR website at www.sedar.com.
The Trust Notes are issuable in series in Canadian currency. The Trust Notes are unsecured debt obligations of Extendicare Trust and are issuable in denominations of $100 and integral multiples of $100. No Trust Notes in integral multiples of less then $100 will be distributed and where the number of Trust Notes to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. On November 10, 2006, Extendicare Trust issued $168,589,000 principal amount of Series 1 Trust Notes to the REIT.
The Series 2 Trust Notes have been reserved by Extendicare Trust to be issued exclusively to holders of REIT Units as full or partial payment of the redemption price for REIT Units, as the Trust Trustees may decide or, in certain circumstances, be obliged to issue. The Series 3 Trust Notes have been reserved by Extendicare Trust to be issued exclusively as full or partial payment of the redemption price of Series 1 Trust Notes, as the Trust Trustees may decide.
Interest and Maturity
Series 1 Trust Notes in the aggregate principal amount of $168,589,000 were issued on November 10, 2006. These Series 1 Trust Notes are payable on demand, mature on November 10, 2016 and bear interest at a rate of 9.95% per annum, payable on or before the 15th day following the end of each calendar month that such Series 1 Trust Notes are outstanding. Each Series 2 Trust Note will mature on a date which is no later than the first anniversary of the date of issuance thereof and bear interest at a market rate to be determined by the Trust Trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 2 Trust Note is outstanding. Each Series 3 Trust Note will mature on the same date as the Series 1 Trust Notes and bear interest at a market rate to be determined by the Trust Trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 3 Trust Note is outstanding.

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Payment upon Maturity
On maturity, Extendicare Trust will repay the Trust Notes by paying to the trustee under the Trust Note Indenture in cash an amount equal to the principal amount of the outstanding Trust Notes, which have then matured, together with accrued and unpaid interest thereon.
Except as otherwise provided under the Trust Note Indenture, the principal amount of a Series 1 Trust Note will be repayable in whole or in part at the option of Extendicare Trust prior to maturity. In the event Extendicare Trust chooses to repay all or any part of the principal amount of a Series 1 Trust Note, Trust Trustees may, in their discretion, decide to issue Series 3 Trust Notes in full or partial repayment of the Series 1 Trust Note. Generally, Series 2 Trust Notes and Series 3 Trust Notes shall be repayable at the option of Extendicare Trust prior to maturity.
Redemption
The Trust Notes will be redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued but unpaid interest, payable in cash or, in the case of a redemption of Series 1 Trust Notes in connection with an in specie payment by the REIT of the redemption price of REIT Units, in Series 3 Trust Notes) at the option of Extendicare Trust prior to maturity.
Ranking and Subordination
Payment of the principal amount and interest on the Trust Notes will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which will be defined as all indebtedness, obligations and liabilities of Extendicare Trust which, by the terms of the instrument creating or evidencing the same, will be expressed to rank in right of payment in priority to the indebtedness evidenced by the Trust Note Indenture. The Trust Note Indenture provides that upon any distribution of the assets of Extendicare Trust in the event of any dissolution, liquidation, reorganization or other similar proceeding relative to Extendicare Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Trust Notes are entitled to receive any payment.
The Series 2 Trust Notes and Series 3 Trust Notes rank pari passu with one another and rank prior to the Series 1 Trust Notes.
Default
The Trust Note Indenture provides that any of the following shall constitute an event of default:
(a)	default in the repayment of the principal amount of the Trust Notes when the same becomes due and payable and the continuation of such default for a period of 90 days;

(b)	default in payment of any interest due on any Trust Notes and continuation of such default for a period of 90 days;

(c)	default in the observance or performance of any other covenant or condition of the Trust Note Indenture and continuance of such default for a period of 90 days after notice in writing has been given to the Trust Trustees specifying such default and requiring Extendicare Trust to rectify the same; and

(d)	certain events of dissolution, liquidation, reorganization or other similar proceedings relative to Extendicare Trust.
The provisions governing an event of default under the Trust Note Indenture and remedies available thereunder do not provide protection to the holders of Trust Notes that would be comparable to the provisions generally found in debt securities issued to the public.

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Description of Extendicare Limited Partnership
The following is a summary of the material attributes and characteristics of Extendicare LP, the Class A Limited Partnership Units and Exchangeable LP Units issued under the Limited Partnership Agreement and certain terms of the Limited Partnership Agreement, which summary does not purport to be complete. Reference is made to the Limited Partnership Agreement, a copy of which is available on the SEDAR website at www.sedar.com.
General
Extendicare LP is a limited partnership formed under the laws of the Province of Ontario to: (i) hold all of the securities of ULC; and (ii) acquire, directly or indirectly, substantially all of the operating assets and related businesses of Extendicare. Holding GP is the general partner of Extendicare LP.
General Partner
The general partner of Extendicare LP is Holding GP. All of the shares of Holding GP are owned by Extendicare Trust. As general partner of Extendicare LP, Holding GP is entitled to one vote at all meetings of the partners of Extendicare LP, will be allocated 0.01% of the income or loss of Extendicare LP for each fiscal year and, upon dissolution of Extendicare LP, will be entitled to receive 0.01% of the remaining property of Extendicare LP. As general partner, Holding GP has the authority to manage the business and affairs of Extendicare LP and has unlimited liability for the obligations of Extendicare LP. Pursuant to the Administration Agreement, Holding GP has retained the Administrator to provide and perform most of the duties and obligations required of Holding GP as general partner of Extendicare LP.
Capitalization
Extendicare LP is authorized to issue various classes of Extendicare LP interests, for such consideration and on such terms and conditions as may be determined by Holding GP. On November 10, 2006, Extendicare LP issued 11,026,222 Exchangeable LP Units, which was the number outstanding as at December 31, 2006. As of March 2, 2007, there were 9,792,457 Exchangeable LP Units outstanding as a result of exchanges made for REIT Units since December 31, 2006. All of the issued Class A Limited Partnership Units are held by Extendicare Trust.
The Class A Limited Partnership Units and the Exchangeable LP Units have economic rights that are equivalent in all material respects, except that Exchangeable LP Units will be exchangeable, directly or indirectly, on a one-for-one basis (subject to customary anti-dilution provisions) for REIT Units at the option of the holder at any time. Additionally, Exchangeable LP Units are accompanied by Special Voting Units that entitle the holder to receive notice of, attend and vote at all meetings of Voting Unitholders. Exchangeable LP Units may not be transferred except in connection with an exchange for REIT Units or in the circumstances described below under “Transfer of LP Units”. The Exchangeable LP Units are not and will not be listed on the TSX or on any other stock exchange or quotation system. Although Exchangeable LP Units are intended, to the greatest extent practicable, to be economically equivalent to REIT Units, there are certain tax consequences to holders of Exchangeable LP Units, some of which may be adverse.
Exchange Rights
Pursuant to the Exchange Rights, holders of Exchangeable LP Units are entitled to require Extendicare LP to exchange any or all of the Exchangeable LP Units held by such holder for an equal number of REIT Units, subject to the customary anti-dilution adjustments set out in the Exchange and Support Agreement. Holders of the Exchangeable LP Units may effect such exchange by presenting a certificate or certificates to Extendicare LP representing the number of Exchangeable LP Units the holder desires to exchange together with such other documents as Extendicare LP, Extendicare Trust and the REIT may require. Extendicare LP shall deliver or cause the transfer agent to deliver the aggregate number of REIT Units for which Exchangeable LP Units are to be exchanged. Concurrent with the exchange of each Exchangeable LP Unit for a REIT Unit, the related Special Voting Unit will be cancelled.
Pursuant to the Exchange and Support Agreement, the REIT has agreed, among other things, to provide Extendicare Trust with REIT Units sufficient to allow Extendicare Trust to meet its obligations under the Exchange and Support Agreement and Extendicare Trust has agreed, among other things, to provide Extendicare LP with REIT Units sufficient to allow Extendicare LP to meet its obligations under the Exchange and Support Agreement and the Limited Partnership Agreement.

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Redemption of and Call on Exchangeable LP Units
On November 10, 2011, Extendicare LP will, subject to applicable law, redeem all of the Exchangeable LP Units then outstanding in exchange for the delivery by Extendicare LP of one REIT Unit for each Exchangeable LP Unit, subject to adjustment in accordance with the Exchange and Support Agreement and the Limited Partnership Agreement. In addition, if at any time prior to November 10, 2011 there are outstanding less than 551,311 Exchangeable LP Units, being 5% of the number of Exchangeable LP Units issued on November 10, 2006, Extendicare LP will have the right, subject to applicable law, to acquire the outstanding Exchangeable LP Units in exchange for an equal number of REIT Units, subject to adjustment in accordance with the Exchange and Support Agreement and the Limited Partnership Agreement. Upon the exercise by Extendicare LP of such redemption or call right, and the holder’s presentation and surrender of the certificates representing the Exchangeable LP Units and such other documents as may be required, Extendicare LP will deliver to such holder certificates representing the aggregate number of REIT Units to which such holder is entitled, registered as such holder may request.
Voting Rights
The holders of Class A Limited Partnership Units will have the right to exercise 100% of the votes in respect of all matters to be decided by the limited partners of Extendicare LP, and the holders of Exchangeable LP Units will not have the right to exercise any votes in respect of such matters except in certain limited circumstances. Extendicare Trust is the holder of all of the issued Class A Limited Partnership Units. The holders of Exchangeable LP Units are not entitled, as such, to receive notice of or to attend any meeting of limited partners of Extendicare LP or to vote at any such meeting, except in certain limited circumstances. Pursuant to the Arrangement, each of the holders of Exchangeable LP Units received one Special Voting Unit for each Exchangeable LP Unit held. Each Special Voting Unit entitles the holder to one vote at meetings of Voting Unitholders, subject to the customary anti-dilution adjustments. Each Special Voting Unit is intended to be, to the greatest extent practicable, the voting equivalent of a REIT Unit and accordingly, entitles the holder thereof to a number of votes at any meeting of Voting Unitholders equal to the number of votes attached to the number of REIT Units which may be obtained upon the exchange of the Exchangeable LP Unit to which the Special Voting Unit relates. However, other than voting rights, the holders of Special Voting Units have no rights (whether as to distributions or otherwise) in respect of the REIT. Special Voting Units are evidenced only by the certificates representing the Exchangeable LP Units to which they relate and are non-transferable. Upon exchange of Exchangeable LP Units for REIT Units, the corresponding Special Voting Units will be redeemed for no consideration and cancelled.
Distributions
Extendicare LP has adopted a policy to distribute its Distributable Income to the extent determined prudent by Holding GP. Distributions will be made first as to 0.01% to Holding GP and then as to 99.99% to the holders of Class A Limited Partnership Units and the holders of Exchangeable LP Units within 15 days of the end of each month so that they are received by Extendicare Trust prior to its related cash distribution to the REIT, being the only holder of Trust Units. Distributions will be payable to the holders of Exchangeable LP Units of record on the last day of the period in respect of which the distribution is to be paid. Extendicare LP may make distributions at any other time that the Holding GP determines.
Distributable cash of Extendicare LP for a monthly period will consist, in general, of dividends received from ULC on the ULC Shares, interest and principal repayments received from ULC on the ULC Notes and returns of capital. Distributable cash of ULC for a monthly period will consist, in general, of dividends received from Extendicare on the shares of Extendicare held by ULC, interest and principal repayments received from Extendicare on unsecured subordinated interest bearing promissory notes and returns of capital.
Distributions to be made to holders of Exchangeable LP Units will be, to the greatest extent practicable, economically equivalent to the cash distributions made to holders of the REIT Units. Without limiting the generality of the foregoing, holders of Exchangeable LP Units will be entitled to receive, subject to applicable law, distributions:
(a)	in the case of a cash distribution declared on the REIT Units, an amount in cash for each Exchangeable LP Unit equal to the cash distribution declared on each REIT Unit; or
(b)	in the case of a distribution declared on the REIT Units in property (other than cash or a distribution of REIT Units which is immediately followed by a consolidation such that the number of outstanding REIT Units both immediately prior to and following such transaction remains the same), in such type and amount of property as

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is the same as, or economically equivalent to (as determined by the board of directors of Holding GP, in good faith and in its sole discretion), the type and amount of property declared as a distribution on each REIT Unit.
However, there are consequences related to the ownership of Exchangeable LP Units that differ from the consequences of owning REIT Units. See “Risk Factors”.
Holders of Exchangeable LP Units may be subject to U.S. withholding tax in respect of amounts payable or paid by U.S. affiliates or subsidiaries of Extendicare LP. In order to allow Extendicare LP to monitor and comply with its U.S. withholding obligations, an Exchangeable LP Unitholder must notify the REIT if it is a “controlled foreign corporation” related to the payor, if it is a “10% shareholder” of the payor and, in certain instances, if it is a bank. Extendicare LP may withhold and deduct any such amounts from distributions payable to Exchangeable LP Unitholders to pay the withholding tax.
Allocation of Net Income and Losses
The income or loss of Extendicare LP for each fiscal year will be allocated to Holding GP as to 0.01%, and to the remaining partners as to 99.99%. The income for tax purposes of Extendicare LP for a particular fiscal year allocated to the remaining partners will be allocated to each remaining partner by multiplying the total income allocated to such partners by a fraction, the numerator of which is the total sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of cash distributions made by Extendicare LP to all partners other than the general partner with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by Extendicare LP to that partner. If, with respect to a given fiscal year, no cash distribution is made by Extendicare LP to its partners, or Extendicare LP has a loss for tax purposes, one-twelfth of the income or loss, as the case may be, for tax purposes of Extendicare LP for that fiscal year will be allocated to the general partner and the limited partners at the end of each month ending in that fiscal year, as to 0.01% and 99.99%, respectively. In that case, the income or loss, as the case may be, allocable to a limited partner in respect of a particular month end shall be equal to the proportion that the number of LP Units held at that date by that limited partner is of the total number of LP Units issued and outstanding at the particular date.
Limited Liability
Extendicare LP has agreed to operate in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. Holding GP, as general partner, will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement unless the liability is not so limited as a result of or arising out of any act of such limited partner. Holding GP has no significant assets or financial resources, however, and therefore the indemnity from Holding GP has nominal value.
Transfer of LP Units
LP Units may not be transferred to a Person who is an Excluded Person. In addition, the Limited Partnership Agreement provides that no holder of Exchangeable LP Units will be permitted to transfer Exchangeable LP Units, other than for REIT Units in accordance with the terms of the Exchange and Support Agreement and the Limited Partnership Agreement, unless: (i) such transfer would not require the transferee to make an offer to Unitholders to acquire REIT Units on the same terms and conditions under applicable securities laws if such Exchangeable LP Units, and all other outstanding Exchangeable LP Units, were converted into REIT Units at the then current exchange ratio in effect under the Exchange and Support Agreement immediately prior to such transfer; or (ii) the offeror acquiring Exchangeable LP Units makes a contemporaneous and identical offer for the REIT Units (in terms of price, timing, proportion of securities sought to be acquired and conditions) and does not acquire such Exchangeable LP Units unless the offeror also acquires a proportionate number of REIT Units actually tendered to such identical offer, and unless in each case such other conditions as are set out in the Limited Partnership Agreement are satisfied.
No permitted transfer of an Exchangeable LP Unit will be accepted by Holding GP unless a transfer form, duly completed and signed by the registered holder of the Exchangeable LP Unit, has been remitted to Holding GP. In addition, a transferee of an Exchangeable LP Unit must provide to Holding GP such other instruments and documents as Holding GP may reasonably require in an appropriate form completed and executed in a manner acceptable to Holding GP. A transferee of an Exchangeable LP Unit will not become a partner or be admitted to

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Extendicare LP and will not be subject to the obligations and entitled to the rights of a partner under the Limited Partnership Agreement until the foregoing conditions are satisfied and such transferee is recorded on Extendicare LP’s register of partners.
Exchange and Support Agreement
The following is a summary description of certain terms of the Exchange and Support Agreement, which summary does not purport to be complete. Reference is made to the Exchange and Support Agreement and the full text of its provisions, a copy of which is available on the SEDAR website at www.sedar.com.
On November 1, 2006, the REIT, Extendicare Trust, Extendicare LP, and Holding GP and the holders of Exchangeable LP Units entered into the Exchange and Support Agreement. The Exchange and Support Agreement granted each holder of Exchangeable LP Units the right to require the REIT, Extendicare Trust and Extendicare LP to indirectly exchange Exchangeable LP Units for REIT Units on a one-for-one basis, subject to adjustment in the exchange ratio in certain circumstances.
Exchange Rights may be exercised by a holder of Exchangeable LP Units at any time at its discretion so long as all of the following conditions have been met:
(a)	the exchange would not jeopardize the REIT’s status as a “mutual fund trust” under the Tax Act;
(b)	the exchange would not cause the REIT to breach the restrictions respecting ownership by Non-Residents and Non-Canadian Partnerships contained in the REIT Deed of Trust as described in “Description of the Real Estate Investment Trust – Limitations on Non-Resident Ownership of REIT Units”; and
(c)	the REIT is legally entitled to issue the REIT Units in connection with the exercise of the Exchange Rights.
The REIT is required to make such filings and seek such regulatory consents and approvals as are necessary such that the REIT Units issuable upon the exchange of Exchangeable LP Units will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the REIT Units may be listed, quoted or posted for trading from time to time.
Excluded Persons
At no time may a holder of partnership units of Extendicare LP be an Excluded Person. A holder of Exchangeable LP Units is required to immediately notify Holding GP in the event that the holder of Exchangeable LP Units is about to or has become an Excluded Person. Holding GP is entitled at any time to request from any holder of partnership units of Extendicare LP evidence that is satisfactory to Holding GP that such holder has not become an Excluded Person. In the event that a holder of Exchangeable LP Units has become an Excluded Person in contravention of the foregoing restrictions, the holder of the Exchangeable LP Units shall be deemed to have ceased to be a partner with effect immediately before the date of contravention and to have exchanged such holder’s Exchangeable LP Units into the applicable number of REIT Units at that time. Any such holder will not be entitled to any distributions from such time.
Amendments to the Limited Partnership Agreement
In certain circumstances, the Limited Partnership Agreement may be amended at the discretion of Holding GP, but otherwise the Limited Partnership Agreement may only be amended pursuant to an extraordinary resolution of the partners. Holders of Exchangeable LP Units shall only be entitled to vote on any such resolution as required by applicable law, in respect of any matter which directly affects the rights of the Exchangeable LP Units as set forth in the Limited Partnership Agreement or as provided in the Exchange and Support Agreement, or in respect of any matter which requires the unanimous approval of the partners.
Notwithstanding any provision of the Limited Partnership Agreement:
(a)	no amendment can be made to the Limited Partnership Agreement altering the ability of the limited partners to remove the general partner involuntarily, changing the liability of any limited partner, allowing any limited partner to take an active part in the business of Extendicare LP or to exercise control over the business of Extendicare LP, changing the right of a partner to vote at any meeting, reducing the percentage of the income allocable to limited partners to below 99.99% or changing Extendicare LP from a limited partnership to a general partnership, in each case, without the unanimous approval of the partners;

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(b)	no amendment can be made to the Limited Partnership Agreement that would adversely affect the rights and obligations of any particular limited partner without similarly affecting the rights and obligations of all of the other limited partners without the unanimous approval of the partners; and
(c)	no amendment can be made to the Limited Partnership Agreement that would terminate Extendicare LP other than as provided in the Limited Partnership Agreement or that would change the priority of distributions or the priority of return of the assets on a liquidation without the unanimous approval of the partners.
Reimbursement of the General Partner
Extendicare LP has agreed to reimburse Holding GP, for all costs and expenses incurred in the performance of its duties under the Limited Partnership Agreement.
Description of Extendicare Holding General Partner Inc.
General
Holding GP is a corporation incorporated under the laws of Canada that acts as the general partner of Extendicare LP. Extendicare Trust owns all of the outstanding shares of Holding GP.
Functions and Powers of Holding GP
Holding GP has the exclusive authority to manage the business and affairs of Extendicare LP, to make all decisions regarding the business of Extendicare LP and to bind Extendicare LP. Holding GP is to exercise its powers and discharge its duties honestly, in good faith and in the best interests of Extendicare LP and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances. The authority and power vested in Holding GP to manage the business and affairs of Extendicare LP includes all authority necessary or incidental to carry out the objects, purposes and business of Extendicare LP, including the ability to engage agents to assist Holding GP to carry out its management obligations or administrative functions. Holding GP cannot dissolve Extendicare LP or wind up Extendicare LP’s affairs except in accordance with the provisions of the Limited Partnership Agreement.
Withdrawal or Removal of Holding GP
Holding GP may resign voluntarily upon giving at least 180 days’ written notice to the limited partners of Extendicare LP, provided that Holding GP nominates a qualified successor whose appointment is ratified by the limited partners within such period.
Holding GP may not be removed as a general partner of Extendicare LP unless: (i) Holding GP has breached its obligations under the Limited Partnership Agreement in such a manner as would have a material adverse effect on the business, assets or financial condition of Extendicare LP and, if capable of being cured, such breach continues unremedied for a period of 20 business days after Holding GP has received notice thereof from any limited partner and the removal of Holding GP and the appointment of its successor is approved by extraordinary resolution of the partners of Extendicare LP; or (ii) the shareholders or directors of Holding GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding-up of Holding GP, or Holding GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner with the same ownership and governance structure at the relevant time agrees to act as general partner under the Limited Partnership Agreement.
Description of Extendicare ULC
ULC is an unlimited liability corporation incorporated under the Province of Alberta. The authorized capital of ULC consists of an unlimited number of common shares. Extendicare LP owns all of the outstanding common shares of ULC.

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RISK FACTORS
Risks Related to the Business of the REIT Group
General Business Risks
The REIT Group is subject to general business risks inherent in the long-term care industry, including changing consumer preferences, fluctuations in occupancy levels, the inability to achieve profitable patient/residency fees (including anticipated increases in such fees), increases in labour costs and other operating costs, possible future changes in labour relations, competition from or the oversupply of other similar properties, changes in neighbourhood or location conditions and general economic conditions, health related risks, disease outbreaks and control risks, the imposition of increased taxes or new taxes, capital expenditure requirements, changes in interest rates, and changes in the availability and cost of long-term financing which may render refinancing of mortgages difficult or unattractive. Moreover, there is no assurance that the occupancy levels achieved to date and expected in the future will continue or be achieved. Any one of, or a combination of, these factors may adversely affect the business, results of operations and financial condition of the REIT Group.
Tax Payable on Sale of ALC by EHSI
Management has estimated income taxes payable of $115.9 million (US$102.5 million) in connection with the gain arising on the transfer of ALC by EHSI to Extendicare on November 10, 2006. Management believes the final determination of the capital gains tax will be based on the volume weighted average trading price of the ALC Class A Shares on its first day of trading, which was US$8.00 on November 10, 2006. The IRS is not obliged to accept management’s methodology for determining the fair market value of ALC. Each one dollar increase or decrease in the price of the ALC Class A Shares used to determine the fair market value of ALC for U.S. income tax purposes would result in a corresponding increase or decrease of approximately US$30.0 million in EHSI’s U.S. income tax liability.
Indemnification Obligations between ALC and Extendicare
In connection with the distribution of ALC, Extendicare and ALC entered into the Separation Agreement, the Tax Allocation Agreement, a number of transitional service agreements, and a number of operating leases and purchase agreements relating to the transfer of EHSI assisted living facilities to ALC.
Pursuant to the Separation Agreement, ALC will indemnify, defend and hold harmless and will pay or reimburse Extendicare, each of its affiliates, including any of its direct or indirect subsidiaries, each of its directors, officers and employees, or any of its investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:
•	ALC’s assisted living care business, any assets transferred to ALC by Extendicare, or any of the liabilities that ALC assumes as part of the separation, other than any pre-transfer liabilities related to the 29 assisted living facilities transferred by EHSI to ALC;
•	any untrue or allegedly untrue statement of a material fact contained in any filing ALC makes with the SEC or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and relating to information, statements, facts or omissions relating to ALC, its subsidiaries or its business;
•	the breach by ALC or its subsidiaries of any agreement or covenant contained in any transaction agreement which is to be performed or complied with by ALC or its subsidiaries after the separation, unless and to the extent such transaction agreement contains alternative indemnification provisions;
•	EHSI being a party to ALC’s master leases (the “Master Leases”) with LTC Properties, Inc. (LTC) which cover 37 ALC properties, other than losses resulting from provisions applicable to EHSI; and
•	EHSI being a guarantor of the obligations of ALC or affiliates of ALC under leases with Health Care Property Investors, Inc. which cover nine ALC properties.

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Extendicare will indemnify, hold harmless and defend and will pay or reimburse ALC, each of its affiliates, including any direct or indirect subsidiaries, each of its directors, officers and employees, or any of its investment bankers, attorneys or other advisors or representatives, for all identifiable losses, as incurred, to the extent relating to or arising from:
•	those assets and liabilities that are not transferred to ALC as part of the separation, whether such losses relate to or arise from events, occurrences, actions, omissions, facts or circumstances occurring, existing or asserted before, at or after ALC’s separation from Extendicare;
•	any pre-transfer liabilities related to the 29 assisted living facilities being transferred by EHSI to ALC;
•	provisions applicable to EHSI under the Master Leases;
•	any untrue or allegedly untrue statement of a material fact contained in any filing Extendicare makes with the SEC or a Canadian Securities Administrator, or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and relating to information, statements, facts or omissions not relating to ALC, its subsidiaries or its business; and
•	the breach by Extendicare, or any of its affiliates (other than ALC or its subsidiaries) of any agreement or covenant contained in any transaction agreement which is to be performed or complied with by it after the separation, unless and to the extent such transaction agreement contains alternative indemnification provisions.
The Separation Agreement specifies the procedures and limitations with respect to claims subject to indemnification and provide for contribution in the event that indemnification is not available or insufficient to hold harmless an indemnified party.
The indemnification obligations of ALC and Extendicare under the Separation Agreement could be significant. Extendicare cannot determine whether it will have to indemnify ALC for any substantial obligations after the distribution of ALC. Also, Extendicare cannot assure that if ALC has to indemnify Extendicare for any substantial obligations, ALC will be able to satisfy those obligations.
Foreign Currency Rate Fluctuations
The majority of Extendicare’s operations are conducted in the United States and the financial position and results are denominated in U.S. dollars. U. S. operations accounted for almost 69% of Extendicare’s total revenue in 2006. The U.S. operations are self-sustaining and their revenues and expenses are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. As a result, Extendicare’s financial position is subject to foreign currency fluctuation risk, which could adversely impact its operating results and its cash flows. As well, since the distributions to holders of REIT Units and Exchangeable LP Units are denominated in Canadian dollars the cash available for distribution could be adversely impacted. To partly minimize this risk, EHSI entered into a foreign currency forward contract in October 2006 for a 36-month period commencing on December 5, 2006, which locked in the purchase of Canadian dollars at the fixed exchange rate of 1.1141 for US$4.0 million per month. There can be no assurance that the foreign currency contracts that Extendicare has put in place will be sufficient to protect against currency exchange rate losses.
Government Funding and Legislative and Regulatory Changes
Extendicare’s earnings are highly reliant on government funding, both in the U.S. and Canada, and the effective management of staffing and other costs of operations, which are strictly monitored through government regulatory authorities. Management is unable to predict whether governments will adopt changes in their reimbursement systems, or if adopted and implemented, what effect such initiatives would have on Extendicare. For instance, limitations on U.S. Medicare and Medicaid reimbursement for health care services are continually proposed. Changes in applicable laws and regulations could have an adverse effect on reimbursement levels from governmental, private and other sources. In 2006, approximately 74% of Extendicare’s operating and administrative costs were labour-related. Therefore, government funding constraints could have a significant adverse impact on Extendicare’s results from operations and cash flow.
In addition, legislative and regulatory actions have also resulted in continuing changes to Medicare and Medicaid reimbursement programs. Medicare and Medicaid reimbursement programs are complicated and constantly changing as CMS continues to refine its programs. There are considerable administrative costs incurred by EHSI in

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monitoring the changes made within the programs, determining the appropriate actions to be taken to respond to those changes and implementing the required actions to meet the new requirements and minimize the repercussions of the changes to EHSI’s reimbursement rates and costs. As well, rate increases for Medicaid have been below annual inflation levels for several states thereby causing compression of EHSI’s margins. There can be no assurance that Medicare and Medicaid reimbursement programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs.
The Ontario government’s proposed Bill 140, if passed, would consolidate three pieces of legislation currently governing long-term care facilities in the province. Bill 140 has passed second reading, following which public hearings took place and a number of proposed amendments were tabled. The proposed legislation will require a third reading before receiving Royal Assent. Proposals under Bill 140 include: new licensing procedures based on more rigorous standards for license review; defining license terms for up to 25 years, depending on bed classifications (licenses can be revoked in cases of non-compliance); more onerous duties imposed on nursing home operators; unannounced annual inspections and a more comprehensive enforcement regime. Nursing home operators will be given three years notice before the end of the term of a license as to whether a new license will be issued. There can be no assurance as to the impact Bill 140, once passed, will have on ECI or the long-term care industry as a whole.
The Caplan Report recommended a number of changes to the Ontario home care system some of which have been implemented and funded by the Ontario government. Although it is difficult to predict what further recommendations could be implemented, new home care legislation based on the Caplan Report could have an adverse affect on the results of operations and financial condition of the REIT Group.
Government Regulation
All long-term care providers are subject to surveys and inspections by government authorities to ensure compliance with applicable laws and licensure requirements of the federal, state and/or provincial funding programs. The survey process is intended to review the actual provision of care and services. Remedies for assessed deficiencies can be levied based upon the scope and severity of the cited deficiencies. Remedies range from the assessment of fines to the withdrawal of payments under the government funding programs. Should a deficiency not be addressed through a plan of correction, a facility can be decertified from the funding program. As of December 31, 2006, EHSI has certain facilities under plans of correction. While it is not possible to estimate the final outcome of the required corrective action, EHSI has accrued for known costs.
Government agencies have steadily increased their enforcement activity over the past several years. As a result, Extendicare is continually allocating increased resources to ensure compliance with applicable regulations and to respond to inspections, investigations and/or enforcement actions.
U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse. EHSI has had previous investigations from these Medicaid Fraud Units, but it is not aware of any liability relating thereto at this time.
In the United States, non-compliance with certain laws governing long-term care could result in severe penalties, which may include criminal sanctions and fines, civil monetary penalties and exclusion from the Medicare and Medicaid programs. These penalties could have a material adverse effect on the business, results of operations or financial condition of the REIT Group. See also “Description of the Business of Extendicare – Government Regulations” for a fuller description of government regulations.
Local Health Integrated Networks
The Province of Ontario has introduced Local Health Integration Networks (LHINs) to administer the health systems in 14 designated Ontario regions. These networks will in future have a significant impact on the delivery of home care and long-term care services. LHINs will impact the selection of home care providers both in the awarding of contracts and determination of rates. LHINs will also have an impact on the future monitoring of long-term care services and awarding of new contracts. If Extendicare does not maintain a strong relationship with each LHIN in which it operates and is not seen as a high quality provider of services, this could have an adverse effect on its financial condition and results of operations.

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Liability, Insurance and Litigation
In recent years, participants in the long-term care industry have faced an increasing number of lawsuits alleging negligence, malpractice, or other related claims. Many of these suits have involved large claims and significant defence costs. The REIT Group could face such suits because of the nature of its business, particularly given the age, health demographics of the residents and patients of the REIT Group and the inherent risk in providing care to the elderly. The REIT Group may be faced with the threat of large verdicts in jurisdictions where juries typically do not decide in favour of long-term care providers. Historically, the long-term care industry has been subject, from time to time, to verdicts of punitive or special damages in unsuccessful defence of claims.
The REIT Group maintains liability and property insurance policies and/or captive insurance structures in amounts and with the coverage and deductibles it believes are adequate based on the nature and risks of its business, historical experience and industry standards, as well as the type of insurance coverage commercially available in the marketplace. Laurier Bermuda and Laurier USA, the captive insurance companies of the REIT Group, are currently appropriately capitalized but there is no assurance that they will remain appropriately capitalized in the future if claims against the REIT Group increase significantly. The REIT Group maintains general and health care professional liability insurance, trustees’, directors’ and officers’ liability insurance, employer liability insurance, auto insurance, business income insurance and in certain states, workers’ compensation insurance. General and professional liability policies currently offered in the long-term care industry are generally only offered on a “claims made” basis, as opposed to “occurrence based” coverage. “Claims made” policies are subject to possible rate increases upon renewal due to a step-up factor used by the insurer.
A successful claim against the REIT Group not covered by, or in excess of, such insurance, or in excess of the reserves of the REIT Group for self-insured retention levels, could have a material adverse effect on the business, operating results, and financial condition of the REIT Group. In many states, state law prohibits or limits insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation. Furthermore, there are certain types of risks, generally of a catastrophic nature, such as war, non-certified acts of terrorism, or environmental contamination, which are either uninsurable or are not insurable on an economically viable basis. Under these circumstances, the REIT Group may be liable for such losses. Also, in order to obtain liability insurance at a more reasonable cost or in some instances to obtain coverage at all, the REIT Group is required to assume substantial self-insurance retention levels for its professional liability claims. The REIT Group estimates the value of losses that may occur within its self-insured retention levels based on historical claims, actuarial valuations, third party administrator estimates, industry data and advice from consultants and legal counsel and endeavours to reserve for such liabilities. If the estimates of the REIT Group are inaccurate or if there are an unexpectedly large number of successful claims that result in liabilities in excess of the reserves of the REIT Group for losses, the operating results of the REIT Group could be negatively affected. Claims against the REIT Group, regardless of their merit or eventual outcome, also may have a material adverse effect on the ability of the REIT Group to attract residents and patients, expand the business of the REIT Group or maintain favourable standings with regulatory authorities. These claims also require management to devote time to matters unrelated to the operation of the business.
The REIT Group has to renew its insurance policies each year and negotiate acceptable terms for coverage, exposing it to the volatility of the insurance markets, including the possibility of rate increases resulting from the claim experience of the REIT Group or the aggregate claim experience of the long-term care industry. Insurance carriers have recently required insureds to significantly increase their self-insured retention levels and/or pay substantially higher premiums for reduced coverage. There can be no assurance that the REIT Group will be able to obtain insurance in the future or, if available, that such coverage will be available on acceptable terms and provide coverage for perils inherent to the senior care industry.
The REIT Group conducts due diligence on insurance companies when it purchases insurance, including review of published ratings by recognized rating agencies, advice from national brokers and consultants, and review of trade information sources. There exists a risk that the insurance companies from which insurance is purchased may become insolvent and unable to fulfill their obligation to defend, pay or reimburse the REIT Group when that obligation becomes due.

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For the majority of its U.S. operations, the REIT Group self-insures workers compensation claims up to a certain per claim limit and aggregate exposure limit. In addition, the REIT Group self insures its U.S. health and dental coverage. The REIT Group’s costs are subject to changes caused by the number and nature of claims incurred. The REIT Group employs risk management personnel to assist its facilities in the appropriate measures to maintain a safe workplace environment and to manage workers compensation claims. If the REIT Group is not able to control these costs, this could adversely affect the business, results of operations and financial condition of the REIT Group.
Contingencies Resulting from U.S. Divestiture Program
In connection with the transfer by EHSI of its Texas operations to Senior Health Properties – Texas, Inc. (Senior Health – Texas) in 2001, EHSI retained ownership of four nursing properties that it leases to Senior Health – Texas. EHSI also subleases 12 nursing properties to Senior Health – Texas that EHSI, in turn, leases from Triple S Investment Company (Triple S) under leases which expire in 2012. EHSI and Senior Health – Texas entered into an agreement in October 2006 to extend the term of the leases and subleases to September 30, 2008. Either party may terminate the leases or subleases upon 90 days written notice after September 30, 2007. EHSI is liable for the payment of rent and other obligations under its leases with Triple S. EHSI earned rental income of $4.4 million (US$3.9 million) in 2006 from the leased and subleased properties, which after lease payments to Triple S, represented net rental income of $1.8 million (US$1.6 million). This income was reported as part of discontinued operations in 2006.
Due to the poor financial performance of the Texas facilities and the contingent liabilities associated with its leases with Triple S, EHSI made the decision in December 2006, in conjunction with Triple S, to dispose of its four owned properties as part of a portfolio of properties that include the 12 Triple S properties currently leased from Triple S by EHSI. It is anticipated, although no assurance can be given, that EHSI’s obligations under the Triple S leases will be terminated in connection with the disposition of the portfolio of properties.
Environmental Liabilities
As an owner of interests in real property in the United States and Canada, the REIT Group is subject to various federal, state, provincial, county, local and municipal laws relating to environmental matters. Environmental legislation continues to become increasingly important. The REIT Group could potentially become liable for the costs of removal or remediation of certain hazardous, toxic, or regulated substances present at or released or disposed of from its properties, regardless of whether or not the REIT Group knew of or was responsible for their presence, disposal or release. The failure to remove, remediate, or otherwise address such substances, if any, may adversely affect the ability to sell such properties or to borrow using such properties as collateral and could potentially result in claims by public or private parties, including by way of civil action.
In addition, environmental laws may change and the REIT Group may become subject to more stringent environmental laws in the future. Compliance with more stringent environmental laws, which may be more rigorously enforced, could have a material adverse effect on the business, financial condition, or results of operations of the REIT Group.
Conditional Asset Retirement Obligation
Effective January 1, 2006, Extendicare elected early adoption of The Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee (EIC) Abstract EIC-159, “Conditional Asset Retirement Obligations” which requires that the fair value of a liability for the conditional asset retirement obligation should be recognized when incurred generally upon acquisition, construction, or development and/or through the normal operation of the asset.
Management has determined that an asset retirement obligation exists in Extendicare’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition. Based upon current assumptions, the estimated fair value of the conditional asset retirement obligation was $20.0 million as at January 1, 2006.

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The fair value of the conditional asset retirement obligation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors. A significant change in the future of these factors could result in a change in assumptions used to calculate the estimated fair value of the current conditional asset retirement obligation and could result in a significant change to this obligation.
Competition
Extendicare faces national, regional and local competition. The facilities of the REIT Group will compete with other long-term care facilities on a host of fronts, including: reputation for quality care; the commitment and expertise of staff physicians and/or medical directors; the quality and comprehensiveness of treatment programs; charges for services; and the physical appearance, location, and condition of facilities. The REIT Group will encounter different competitive environments within each of the sectors in which it operates.
Dependence on Key Personnel
The success of the REIT Group depends to a significant extent on the efforts and abilities of its executive officers and other members of management, as well as its ability to attract and retain qualified personnel to manage existing operations and future growth. Although Extendicare has entered into employment agreements with certain of its key employees, it cannot be certain that any of those persons will not voluntarily terminate his or her employment with the REIT Group. The loss of an executive officer or other key employee could have a material adverse effect on the business, operating results or financial condition of the REIT Group.
Personnel Costs
The REIT Group competes with various senior care providers in attracting and retaining qualified and skilled personnel to manage and operate the facilities of the REIT Group. The REIT Group must attract and retain skilled management personnel who are responsible for the day-to-day operations of each of its facilities. The long-term care industry is currently facing a shortage of qualified personnel, such as nurses, pharmacists, certified nurse’s assistants, nurse’s aides, therapists, and other important providers of health care services. The shortage of qualified personnel and general inflationary pressures may require the REIT Group to enhance its pay and benefits package to compete effectively for such personnel, the costs of which are included in the annual operating budget for each facility. The REIT Group may not be able to offset such added costs by increasing the rates charged to patients and residents. An increase in these costs or a failure to attract, train and retain qualified and skilled personnel could adversely affect the business, results of operations and financial condition of the REIT Group.
Debt Financing
A portion of the consolidated cash flow of the REIT Group will be devoted to servicing debt, and there can be no assurance that the REIT Group will continue to generate sufficient cash flow from operations to meet required interest and principal payments. If the REIT Group were unable to meet interest or principal payments, it could be required to seek renegotiation of such payments or obtain additional equity, debt or other financing.
Debt Covenants
The REIT Group is in compliance with all of its financial covenants as of December 31, 2006. However, there can be no assurance that future covenant requirements will be met. The REIT Group’s bank lines may be affected by its ability to remain in compliance. If the REIT Group does not remain in compliance, its ability to amend the covenants or refinance its debt may be affected.
Credit and Interest Rates
Prior to the Arrangement, interest rate swaps were utilized to hedge fixed-rate debt and interest rate caps were utilized to limit exposure to increases in market interest rates. These derivatives were terminated in connection with the Arrangement. In order to meet its monthly distributions, Extendicare has limited the amount of debt that may be subject to changes in interest rates, and other than the revolving lines of credit, all long-term debt is at fixed rates. The amount available to be borrowed under the Credit Facility is the lesser of: (1) 60% of the appraised values of the nursing facilities collateralizing the Credit Facility, or (2) an amount based on the actual net cash flow of these facilities for the last 12 months. There was nothing drawn on the Credit Facility as at December 31, 2006. The

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amount available was US$104.2 million, of which US$17.7 million secured letters of credit. The REIT Group does not enter into financial instruments for trading or speculative purposes.
Capital Intensive Industry
The ability of the REIT Group to maintain and enhance its facilities in a suitable condition to meet regulatory standards, operate efficiently and remain competitive in its markets will require the REIT Group to commit a substantial portion of cash to physical facilities and equipment. Certain of the competitors of the REIT Group may operate facilities that are not as old as those owned by the REIT Group, or that may appear more modern, and therefore may be attractive to potential patients and residents. Significant future capital requirements could have a material adverse effect on the business, operating results and financial condition of the REIT Group.
Real Property Ownership
All real property investments are subject to a degree of risk. They are affected by various factors, including changes in general economic conditions (such as the availability of long-term mortgage funds) and in local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to patients and residents, competition from other available space and various other factors. In addition, fluctuations in interest rates could have a material adverse effect on the business, operating results and financial condition of the REIT Group.
The value of real property and any improvements thereon may also depend on the credit and financial stability of the patients and residents. The income of the REIT Group and funds available for distributions to Unitholders would be adversely affected if a significant number of patients and residents of the senior care facilities were to become unable to meet their financial obligations or experienced significant economic setbacks. In addition, overbuilding in any of the market areas of Extendicare could cause the properties and facilities of the REIT Group to experience decreased occupancy, depressed margins or lower operating results, which could adversely affect the business, operating results and financial condition of the REIT Group. Moreover, certain significant expenditures involved in real property investments, such as real estate taxes, maintenance costs, and mortgage payments represent liabilities which must be met regardless of whether the property is producing any income.
Real property investments are relatively illiquid. This illiquidity will tend to limit the ability of the REIT Group to vary its portfolio promptly in response to changed economic or investment conditions. There is a risk that the REIT Group would not be able to sell its assets or may realize sale proceeds of less than the current book value of its properties.
Acquisitions
The success of the acquisition activities of the REIT Group will be determined by numerous factors, including the ability of the REIT Group to identify suitable acquisition targets, competition for acquisition opportunities, purchase price, ability to obtain adequate financing on reasonable terms, financial performance of the facilities after acquisition, and the ability of the REIT Group to effectively integrate and operate the acquired facilities. Acquired properties may not meet financial or operational expectations due to unexpected costs associated with acquiring the property, as well as the general investment risks inherent in any real estate investment or acquisition. Moreover, newly acquired long-term care facilities may require significant management attention or capital expenditures that would otherwise be allocated to existing facilities. Any failure by the REIT Group to identify suitable candidates for acquisition or operate the acquired facilities effectively may have an adverse effect on the business, results of operations and financial condition of the REIT Group.
Continued Growth
The REIT Group expects that it will have opportunities to acquire properties or expand its facilities which will be accretive and enable the REIT to increase cash flow to Unitholders, but there can be no assurance that this will be the case. Furthermore, as the intention of the REIT Group is to pay out a substantial proportion of Distributable Income, the ability of the REIT Group to fund growth will be dependent on external sources of funding. Lack of availability of such funds could limit the future growth of the REIT Group.

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State and provincial efforts to regulate the construction or expansion of health care providers could impair the ability of the REIT Group to expand through construction and redevelopment. Most of the states in which EHSI currently operates have adopted laws to regulate the expansion of nursing facilities. Certificate of need laws generally require that a state agency approve certain acquisitions or physical plant changes and determine that a need exists prior to the addition of beds or services. Some states also prohibit, restrict or delay the insurance of certificates of need. Many states have established similar certificates of need processes to regulate the expansion of assisted living facilities, but the restrictions are less than for nursing facilities.
If certificates of need or other similar approvals are required in order to expand operations of the REIT Group, the failure of the REIT Group or inability to obtain the necessary approvals, changes in standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals could adversely affect the ability of the REIT Group to expand and, accordingly, to increase its revenues and earnings.
Many states in which EHSI currently operates have implemented moratoriums on the granting of licenses for any additional nursing facility beds. In these states, the REIT Group could only expand by acquiring existing operations and licensure rights from other nursing care providers. The REIT Group cannot guarantee that it will be able to find acceptable acquisition targets in these states and, as a result, the REIT Group may not be able to expand in these states.
Conflicts of Interest
The Trustees may, from time to time, in their personal capacities deal with parties with whom the REIT Group may be dealing. The Trustees may also be seeking investments similar to those desired by the REIT Group. The REIT Deed of Trust contains conflict of interest provisions requiring the Trustees to disclose material interests in material contracts and transactions and to refrain from voting thereon. However, there can be no assurance that the Trustees will abide by these provisions and act at all times in the best interests of the REIT Group and the Unitholders.
Rising Health Care Costs
Health care costs have been rising and are expected to continue to rise at a rate higher than that anticipated for consumer goods and services as a whole. The business, operating results or financial condition of the REIT Group could be adversely affected if it is unable to implement annual private pay increases due to market conditions or if reimbursement rates from Medicaid and Medicare sources are not adjusted to cover increases in labour and other costs.
Referrals
The success of the REIT Group, in large part, is dependent upon referrals from physicians and other health care providers and networks in the communities in which the REIT Group operates, and the ability of the REIT Group to maintain good relations with these referral sources. Physicians referring patients to the facilities of the REIT Group are generally not employees of the REIT Group and are free to refer their patients to other providers. If the REIT Group is unable to successfully cultivate and maintain strong relationships with these referral sources, the admissions at its health care facilities may decrease and cause revenues to decline. This could adversely affect the business, results of operations and financial condition of the REIT Group.
Contracting Out
Extendicare has contracted out selected dietary and housekeeping services in some of its facilities. Extendicare has realized savings from contracting out which may not be sustainable in the future as costs rise for the companies it has contracted out to. If the REIT Group is unable to continue to realize savings from contracting out, this could adversely affect the business, results of operations and financial condition of the REIT Group.
Utility Costs
Utility costs have been rising at rates in excess of inflation throughout North America. If these cost increases continue and are not offset by funding increases there could be a negative impact on cash flow of the REIT Group. Higher gasoline costs also may be incurred by Extendicare’s home care operations which could have a negative impact on cash flow of the REIT Group.

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Retention of Management and Consulting Contracts
Extendicare derives a portion of its revenue from management and consulting contracts which are short term in nature. If these contracts are not retained or replaced by new similar arrangements there could be a negative impact on cash flow of the REIT Group. Similarly, Extendicare provides information system services to a number of external clients through VCPI. If these contracts are not retained or replaced there could be a negative impact on cash flow of the REIT Group.
Lease Agreements
Extendicare currently leases 17 nursing homes from various owners of which eight are operating leases. There can be no guarantee that these leases will be renewed on acceptable economic terms at the end of their current lease periods. If these leases are not renewed, this could have an adverse effect on the business, results of operations and financial condition of the REIT Group.
Risks Related to the REIT Units and the Exchangeable LP Units
Dependence on Extendicare
The REIT is an open-ended, limited purpose trust, which is, for purposes of its earnings, entirely dependent on Extendicare Trust, Extendicare LP, ULC and ULC’s interest in Extendicare Inc. Although the REIT intends to distribute the interest on the Trust Notes and distributions on the Trust Units earned by the REIT, less expenses and amounts, if any, paid by the REIT in connection with the redemption of REIT Units, there can be no assurance regarding the REIT’s ability to make distributions, which remains dependent upon the ability of Extendicare Trust to pay its interest obligations under the Trust Notes and to pay distributions or other returns of capital in respect of the Trust Units, which ability, in turn, is dependent upon Extendicare LP, ULC and the operations and assets of Extendicare and its subsidiaries.
Unpredictability and Volatility of REIT Unit Price
A publicly traded income trust does not necessarily trade at values determined by reference to the underlying value of its business. The prices at which REIT Units will trade cannot be predicted. The market price of the REIT Units could be subject to significant fluctuations in response to variations in quarterly operating results, distributions and other factors beyond the control of the REIT Group. The annual yield on the REIT Units as compared to the annual yield on other financial instruments may also influence the price of REIT Units in the public trading markets. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of the REIT Units. The Exchangeable LP Units are not listed on any stock exchange or quotation system.
Nature of the REIT Units
The REIT Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, the REIT is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although the REIT is intended to qualify as a “mutual fund trust” as defined by the Tax Act, the REIT is not a “mutual fund” as defined by applicable securities legislation.
Securities like the REIT Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The REIT Units do not represent a direct investment in the business of Extendicare and should not be viewed by investors as shares or interests in Extendicare, or any other company or entity. The REIT Units do not represent debt instruments and there is no principal amount owing to Unitholders under the REIT Units. As holders of REIT Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions or the right to dissent and to be paid the fair value of their REIT Units on the occurrence of certain transactions. Each REIT Unit represents an equal, undivided, beneficial interest in the REIT. The REIT’s principal assets will be Trust Units and Trust Notes.

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Cash Distributions Are Not Guaranteed and Will Fluctuate with the Performance of the REIT Group
The distribution policy of the REIT is established by the Trustees and is subject to change at the discretion of the Trustees. The REIT adopted a policy of making regular monthly cash distributions to Unitholders and holders of Exchangeable LP Units. The actual amount of distributions paid in respect of the REIT Units and the Exchangeable LP Units will depend upon numerous factors, all of which are susceptible to a number of risks and other factors beyond the control of the REIT. The amount of Distributable Income will fluctuate with the performance of the REIT Group. The market value of the REIT Units will deteriorate if the REIT is unable to meet its distribution targets in the future, and that deterioration may be significant. In addition, the composition of cash distributions for tax purposes may change over time and may affect the after-tax return for Unitholders and Exchangeable LP Unitholders.
Structural Subordination of the REIT Units
In the event of a bankruptcy, liquidation or reorganization of a member of the REIT Group (other than the REIT), holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets from such entities before any assets are made available for upstream distribution, eventually to the REIT. The REIT Units are effectively subordinated to credit facilities, loans, mortgages and most of the other indebtedness and liabilities of the REIT Group.
Capital Investment
The timing and amount of capital expenditures by the REIT Group will directly affect the amount of cash available for distribution to Unitholders and holders of Exchangeable LP Units. Distributions to Unitholders and holders of Exchangeable LP Units may be reduced, or even eliminated, at times when Trustees deem it necessary to make significant capital or other expenditures.
Distributable Income may be dependent upon the ability of Extendicare to fund a portion of its capital expenditures and working capital with cash generated from operations. The REIT may be required to reduce distributions or sell additional REIT Units in order to accommodate these items. There can be no assurance that sufficient capital will be available on acceptable terms to the REIT for necessary or desirable capital expenditures or that the amount required will be the same as currently estimated.
Restrictions on Potential Growth
The payout by Extendicare of a substantial portion of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of Extendicare and its cash flow, which in turn may affect the amount of distributions by the REIT and Extendicare LP to Unitholders and holders of Exchangeable LP Units. In addition, Extendicare may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.
Limitation on Non-Resident Ownership and Liquidity
The REIT Deed of Trust imposes various restrictions on Unitholders. Non-Resident and Non-Canadian Partnerships are prohibited from beneficially owning more than 45% of the outstanding REIT Units (on a non-diluted and diluted basis). These restrictions may limit (or inhibit the exercise of) the rights of certain non-resident persons and partnerships, to acquire REIT Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the REIT Units. As a result, these restrictions may limit the demand for REIT Units from certain Unitholders and other investors and thereby adversely affect the liquidity and market value of the REIT Units held by the public.
Redemption Right
It is anticipated that the Unitholders’ redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Upon a redemption of REIT Units or termination of the REIT, the Trustees may distribute the Trust Units and/or the Trust Notes or any other assets of the REIT or of any of its other direct or indirect subsidiaries directly to Unitholders, subject to obtaining any required regulatory approvals and complying with the requisite terms and conditions of such approvals. Assets so distributed may not be qualified investments for Plans depending upon the circumstances at the time. Additionally, such securities will not be listed on any stock

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exchange and no established market is expected to develop in such securities and they may be subject to resale restrictions under applicable securities laws.
Dilution
The REIT Deed of Trust authorizes the REIT to issue an unlimited number of REIT Units for the consideration and on such terms and conditions as are established by the Trustees without any approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such further issues. Any further issuance of REIT Units will dilute the interests of existing Unitholders. In addition, Extendicare LP is permitted to issue additional Exchangeable LP Units for any consideration and on any terms and conditions.
Future Sales of REIT Units
The REIT Deed of Trust authorizes the REIT to issue an unlimited number of REIT Units for the consideration and on the terms and conditions that the Trustees may determine without approval of any Unitholders. Additional REIT Units issued by the REIT could be dilutive to the interests of Unitholders. Sales of a substantial number of REIT Units in the public market or otherwise by Unitholders could adversely affect the prevailing market price of the REIT Units and could impair the REIT’s ability to raise additional capital through an offering of its equity securities.
Distribution of Trust Units and Trust Notes on Termination of the REIT
Upon termination of the REIT, the Trustees may distribute the Trust Units and the Trust Notes and any other downstream assets owned directly by any of the REIT’s subsidiaries (and, therefore, indirectly by the REIT) directly to the Unitholders, subject to obtaining all required regulatory and other approvals. There is currently no market for the Trust Units, the Trust Notes or any of the other foregoing assets. In addition, none of the foregoing assets are freely tradeable, nor are any of them currently listed on any stock exchange or quotation system or qualified investments for Plans.
Liability of Unitholders and Holders of Exchangeable LP Units
The REIT Deed of Trust provides that no Unitholder shall be subject to any liability whatsoever to any Person in connection with the holding of REIT Units. In December 2004, the Trust Beneficiaries’ Liability Act (Ontario) received Royal Assent. That Act provides that Unitholders of the REIT are not liable, as beneficiaries of a trust, for any act, default, obligation or liability of the REIT or the Trustees, arising after its enactment. That Act has not yet been judicially considered and it is possible that reliance on the Act by a Unitholder could be successfully challenged on jurisdictional or other grounds.
Holders of Exchangeable LP Units may lose their limited liability in certain circumstances, including by taking part in the control or management of the business of Extendicare LP. The principles of law in the various jurisdictions of Canada recognizing the limited liability of the limited partners of limited partnerships subsisting under the laws of one province but carrying on business in another province have not been authoritatively established. If limited liability is lost, there is a risk that holders of Exchangeable LP Units may be liable beyond their contribution of capital and share of undistributed net income of Extendicare LP in the event of judgment on a claim in an amount exceeding the sum of the net assets of Holding GP and the net assets of Extendicare LP. Holders of Exchangeable LP Units remain liable to return to Extendicare LP for such part of any amount distributed to them as may be necessary to restore the capital of Extendicare LP to the amount existing before such distribution if, as a result of any such distribution, the capital of Extendicare LP is reduced and Extendicare LP is unable to pay its debts as they become due.
Leverage and Restrictive Covenants in Current and Future Indebtedness
The ability of the REIT and Extendicare LP to make distributions or make other payments or advances is subject to applicable laws and contractual restrictions contained in the instruments governing any indebtedness of the members of the REIT Group. The degree to which the REIT Group is leveraged could have important consequences to the Unitholders, including: (i) that the REIT Group’s ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; (ii) that a significant portion of the REIT Group’s cash flow from operations may be dedicated to the payment of the principal of, and interest on, its indebtedness, thereby reducing funds available for future distributions and causing taxable income for Unitholders and holders of Exchangeable LP Units to exceed cash distributions; (iii) that certain of the REIT Group’s

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borrowings could be at variable rates of interest, which exposes the REIT Group to the risk of increased interest rates; and (iv) that the REIT Group may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may increase the sensitivity of Distributable Income to interest rate variations.
Instruments governing any indebtedness of the members of the REIT Group may also contain restrictive covenants limiting the discretion of management with respect to certain business matters. These covenants could place significant restrictions on, among other things, the ability of the REIT Group to create liens or other encumbrances, to pay distributions on the REIT Units and Exchangeable LP Units or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. These covenants could also require the REIT Group to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could result in a termination of distributions by the REIT and Extendicare LP and permit acceleration of the relevant indebtedness.
Changes in the REIT’s Creditworthiness May Affect the Value of the REIT Units
The perceived creditworthiness of the REIT may affect the market price or value and the liquidity of the REIT Units.
U.S. Tax Rules Could Limit Cash Available for Distribution
EHI is a top tier U.S. subsidiary of Extendicare. All of the outstanding shares of EHI are owned by EII. The shares in EHI are shares in a United States real property holding corporation. Consequently, distributions (including deemed distributions) to EII by EHI in excess of current and accumulated earnings and profits and tax basis for U.S. tax purposes should result in U.S. federal income taxation of the excess (currently at a rate of approximately 35%). The potential imposition of U.S. net income tax on distributions from EHI to EII will place a practical limit on the amount of cash that can be returned to Canada from Extendicare’s U.S. operations. To the extent that cash distributions by EHI are subject to U.S. tax, cash distributions to holders of REIT Units and Exchangeable LP Units may be adversely affected.
Risks Related to Taxation
Canadian Tax Matters
Proposed Canadian Federal Income Tax on Income Trusts
The October 2006 Tax Fairness Plan for Canadians included proposals, which significantly alter the income tax rules applicable to publicly traded income trusts and limited partnerships. In particular, certain income of such entities that is distributed to unitholders will be taxed in the hands of such entities at rates substantially equivalent to the general tax rate applicable to Canadian corporations and such distributions will be treated as taxable dividends in the hands of unitholders. On December 21, 2006, the Department of Finance released draft legislation and on March 27, 2007 tabled a Notice of Ways and Means Motion to implement the new measures. Under the Draft Legislation, which has not yet been enacted, the proposed distribution tax will generally apply to publicly traded income trusts for taxation years that end after 2006. However, a transitional rule provides that the new measures will generally not apply until the 2011 taxation year for trusts whose units or other securities were listed or traded on a stock exchange or other public market October 31, 2006.
Management is currently assessing whether the REIT will qualify for the transitional rule and is also considering the possible impact of the Draft Legislation on the REIT, Extendicare LP and their respective unitholders. No assurance can be given that the REIT will qualify for the transitional rule. If the Draft Legislation is enacted as proposed and if the REIT does not qualify for the transitional rule, the REIT will be immediately subject to the proposed rules. Even if the REIT qualifies for the transitional rule, it may cease to qualify for the transitional relief if its growth during the transitional period is in excess of certain “normal growth” guidelines released by the Department of Finance on December 15, 2006.

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Other Canadian Income Tax Matters
There can be no assurance that the REIT Units will continue to be qualified investments under the Tax Act for Plans. The Tax Act imposes penalties or other tax consequences for the acquisition or holding of non-qualified investments.
There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects Unitholders. If the REIT ceases to qualify as a “mutual fund trust” under the Tax Act, the income tax considerations could be materially and adversely different in certain respects.
Currently, subsection 132(7) of the Tax Act provides that a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-Residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. The REIT Deed of Trust contains mechanisms to ensure that the REIT is not maintained primarily for the benefit of non-residents. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to section 132(7) of the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more Non-Residents or Non-Canadian Partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust’s property is “taxable Canadian property” or certain other types of property. If the draft amendments were enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the REIT were held by Non-Residents or Non-Canadian Partnerships, the REIT would thereafter cease to qualify as a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. Following the release of the draft amendments, the Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties. On March 27, 2007, the Department of Finance of Canada tabled a Notice of Ways and Means Motion which, among other things, proposes to amend subsection 132(7) of the Tax Act so that it will remain substantially in its current form and will not include the draft amendments released on September 16, 2004.
Income fund structures generally involve significant amounts of inter-company or similar debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable by the debtor entities. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against any member of the REIT Group, it could materially adversely affect the amount of cash available to the REIT Group for distribution to Unitholders and holders of Exchangeable LP Units. Extendicare’s senior management believes that the interest expense inherent in the structure of the REIT is supportable and reasonable.
On October 31, 2003, the Department of Finance released, for public comment, proposed amendments to the Tax Act that relate to the deductibility of interest and other expenses for income tax purposes. In general, the proposed amendments may deny the realization of losses in respect of a business if there is no reasonable expectation that the business will produce a cumulative profit over the period that the business can reasonably be expected to be carried on. As part of the release of the February 23, 2005 Federal Budget, the Minister of Finance (Canada) announced that many commentators had expressed concern with the October 31, 2003 proposals; in particular that a codification of the “reasonable expectation of profit” test might inadvertently limit the deductibility of a wide variety of ordinary commercial expenses. The Department of Finance has sought to respond by developing a more modest legislative initiative that would respond to those concerns while still achieving the Government’s objectives. The Department of Finance indicated that it will release an alternative proposal for public comment at its earliest opportunity. Extendicare’s senior management has advised counsel that it does not believe that the amendments as proposed on October 31, 2003 will have a material effect on the tax position of the REIT.
The REIT Deed of Trust provides that a sufficient amount of the REIT’s net income and net realized capital gains will be distributed each year to Unitholders in order to eliminate the REIT’s liability for tax under Part I of the Tax Act. Where such amount of net income (including any accrued but unpaid interest on the Trust Notes) and net realized capital gains of the REIT in a taxation year exceeds the Distributable Income in the year, such excess net income and net realized capital gains will be distributed to Unitholders in the form of additional Units. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances where they do not directly receive a cash distribution.

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The after-tax return to Unitholders subject to Canadian federal income tax from an investment in REIT Units will depend, in part, on the composition for tax purposes of distributions paid by the REIT. Provided that the organizational structure of the REIT is unchanged from that described in this Annual Information Form, it is expected that approximately 70% of the distributions paid by the REIT in 2007 will be treated as tax deferred returns of capital in the hands of Unitholders (other than Non-Resident Unitholders) for Canadian income tax purposes. No assurance can be given that the structure of the REIT or the composition of distributions for tax purposes will not be changed from that described.
Exchangeable LP Units
The Exchangeable LP Units are not listed on the TSX or any other stock exchange or quotation system. Exchangeable LP Units are intended to be, to the greatest extent possible, the economic equivalent of REIT Units. Moreover, it is anticipated that the primary mechanism for holders of Exchangeable LP Units to dispose of such units will be the exercise of the Exchange Rights and subsequent disposition of the REIT Units received pursuant thereto. Accordingly, many of the risks associated with the holding of REIT Units, including (among others) risks relating to distributions on REIT Units and the future value of REIT Units, also apply to holders of Exchangeable LP Units.
The proportions of cash distributions received by holders of Exchangeable LP Units from Extendicare LP that are taxable as income for purposes of the Tax Act may not be the same as, and may be higher than, the proportion of corresponding cash distributions received by Unitholders from the REIT that are taxable as income for purposes of the Tax Act.
An exchange of Exchangeable LP Units for REIT Units will constitute a taxable disposition for the holder whose Exchangeable LP Units are so exchanged. See also “Description of Extendicare Limited Partnership – Redemption of and Call on Exchangeable LP Units”.
Material U.S. Federal Income Tax Considerations
Extendicare REIT elected to be treated as a partnership for U.S. federal income tax purposes and indicated that it intended to manage its affairs so that it would be treated as a non-taxable entity for U.S. federal income tax purposes. The outcome of the proposals by the Minister of Finance to tax income trusts, and the responses of the REIT Group to such outcome, could result in management’s reassessment of the benefits of the REIT’s status for U.S. tax purposes. As such, there can be no assurance that the REIT will maintain its partnership status for U.S. tax purposes.
A U.S. Unitholder may have a foreign currency gain or loss as a result of holding REIT Units. Income of the REIT Group that is required to be reported on the tax returns of U.S. Unitholders is generally required to be converted into U.S. dollars based on the average daily exchange rate for the relevant taxation year. Any distributions in Canadian dollars made by the REIT to a U.S. Unitholder will generally be measured in U.S. dollars based on the exchange rate in effect on the date such distributions are received by the U.S. Unitholder. A U.S. Unitholder could recognize a foreign currency gain or loss in an amount equal to the difference between the U.S. dollar value of the distributions on the date of receipt thereof and the U.S. dollar value of the REIT Group’s income included in the income of the U.S. Unitholder that is required to be reported on its tax return. A U.S. Unitholder will also generally be required to determine the amount of its adjusted tax basis in REIT Units in U.S. dollars. The amount of a U.S. Unitholder’s foreign currency sales proceeds received on a sale of REIT Units will be measured in U.S. dollars based on the exchange rate in effect on the date such proceeds are received. Any difference in the exchange rates used to determine such amounts could also result in a foreign currency gain or loss.
There can be no assurance that United States federal income tax laws and IRS administrative policies will not be changed or applied in a manner that adversely affects Unitholders.

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DISTRIBUTIONS
Distribution Policy
The current policy of each of the REIT and Extendicare LP is to pay distributions of $0.0925 per REIT Unit and Exchangeable LP Unit, respectively, to the holders thereof on a monthly basis. The declaration and payment of future distributions is subject to the discretion of the Board of Trustees and will be dependent upon a number of factors including results of operations, requirements for capital expenditures and working capital, future financial prospects of the REIT Group, debt covenants and obligations, and any other factors deemed relevant by the Board of Trustees.
Pursuant to the REIT Deed of Trust, the REIT may distribute such percentage of Distributable Income as the Trustees determine in their discretion. Distributions in respect of a given month will be paid on or about each Distribution Date to Unitholders and holders of Exchangeable LP Units of record as at the close of business on the last business day of the month preceding the Distribution Date. Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Income for the prior periods is greater than or less than the estimates for the prior periods. Any increase or reduction in the percentage of Distributable Income to be distributed to Unitholders will result in a corresponding increase or decrease in distributions on Exchangeable LP Units.
Under the REIT Deed of Trust, where the REIT’s cash is not sufficient to make payment of the full amount of a distribution, such payment will, to the extent necessary, be distributed in the form of additional REIT Units. See “Description of the Real Estate Investment Trust – Issuance of REIT Units”.
If the Trustees determine that it would be in the REIT’s best interests, they may reduce, for any period, the percentage of Distributable Income to be distributed to Unitholders, which will result in corresponding reductions in distributions on Exchangeable LP Units.
Under the REIT Deed of Trust, the REIT is only required to make distributions to Unitholders equal to the amount of net income and net realized capital gains as is necessary to ensure that the REIT will not be liable for ordinary Canadian income taxes on such income. Pursuant to the REIT Deed of Trust, on December 31 of each year, the REIT will make payable to Unitholders, and Unitholders will have an enforceable right to payment on such date of, a distribution of sufficient net income and net realized capital gains for the taxation year ending on that date, net of any capital losses or non capital losses recognized on or before the end of such year, such that the REIT will not be liable for ordinary Canadian income taxes for such year, net of tax refunds. The payment of such amounts will be made on or before the following January 30th.
Extendicare LP will be the primary source of cash flow to fund distributions to Unitholders. Extendicare LP will make monthly cash distributions to Extendicare Trust and to holders of Exchangeable LP Units. Extendicare LP will retain the discretion to make unequal distributions to account for expenses incurred or income earned by Extendicare Trust and the REIT so that distributions to be made to holders of Exchangeable LP Units will be economically equivalent, to the greatest extent possible, to the distributions that the holder of Exchangeable LP Units would have received if they were holding REIT Units instead of Exchangeable LP Units.
Unitholders who are Non-Residents or Non-Canadian Partnerships will be subject to Canadian withholding taxes in respect of any distributions of income by the REIT, whether in the form of cash or additional REIT Units. Non-U.S. holders of REIT Units may be subject to U.S. withholding tax in respect of amounts payable or paid by U.S. affiliates or subsidiaries of the REIT. In order to allow the REIT to monitor and comply with its U.S. withholding obligations, a Unitholder must notify the REIT if it is a “controlled foreign corporation” related to the payor, if it is a “10% shareholder” of the payor and, in certain instances, if it is a bank. The REIT may deduct and withhold any such amounts from distributions payable to Unitholders including, in the event of a distribution in the form of additional REIT Units, the sale of a portion of such REIT Units to pay the withholding tax.

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Computation of Distributable Income
“Distributable Income” is defined in the REIT Deed of Trust as net earnings of the REIT, on a consolidated basis, as determined in accordance with GAAP, subject to certain adjustments as set out in the REIT Deed of Trust, including: (i) adding back the following items: depreciation of buildings and improvements and amortization of related intangibles, accretion expenses, realized and unrealized foreign currency losses, realized and unrealized losses on derivative financial instruments, provisions for the impairment of asset values, future income tax expense, losses on dispositions of assets, amortization of deferred financing costs, amortization of net discounts on long-term debt, non-cash REIT Unit-based compensation expenses and the principal portion of capital funding payments received from any governmental authority; and (ii) deducting the following items: undistributed equity accounted earnings, realized and unrealized foreign currency gains, realized and unrealized gains on derivative financial instruments, future income tax credits or reductions, gains from asset disposals and amortization of net premiums on long-term debt. Other adjustments may be made to Distributable Income as determined by a majority of the Trustees in their discretion. Distributable Income is based on net earnings adjusted for non-cash items and other items that are not representative of the REIT’s operating performance plus cash items that have not been reflected in net earnings. Where appropriate, estimates may be made of Distributable Income by a majority of the Trustees where the actual amount has not been finally determined.
Distributable Income is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Distributable Income is presented in this Annual Information Form because management of the REIT and Extendicare believe this non-GAAP measure is a relevant measure of the ability of the REIT to earn and distribute cash returns to Unitholders. Extendicare REIT’s computation of Distributable Income may differ from similar computations as reported by other issuers and, accordingly, may not be comparable to similar titled measures by such issuers.
For a reconciliation of Distributable Income to cash provided by operations of the REIT for the year ended 2006, see the table contained in the Management’s Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2006, found on page 54 of the REIT’s 2006 Annual Report, a copy of which is available on the SEDAR website at www.sedar.com.
Tax Deferral on Distributions
During 2006 approximately 73% of the distributions made by the REIT and Extendicare LP were tax deferred returns of capital. Management estimates that, of the monthly cash distributions to be made in 2007, approximately 70% will be tax deferred returns of capital. Such estimate is based on the organizational structure of the REIT described in this Annual Information Form, certain financial information, the current provisions of the Tax Act, published statements of the current administrative and assessing practices of CRA and the specific proposals to amend the Tax Act announced by the Minister of Finance (Canada) prior to the date hereof. The portion of the monthly cash distributions to be made by Extendicare LP to holders of Exchangeable LP Units that will be tax deferred returns of capital may differ from, and may be less than, the portion of distributions to Unitholders on REIT Units that represent tax deferred returns of capital. The adjusted cost base of REIT Units or Exchangeable LP Units held by a Unitholder or holder of Exchangeable LP Units, as the case may be, will generally be reduced by such non-taxable portion of distributions made to the Unitholder (other than the non-taxable portion of capital gains) or holder of Exchangeable LP Units. A Unitholder will generally realize a capital gain to the extent that the adjusted cost base of the Unitholder’s REIT Units would otherwise be a negative amount while a holder of Exchangeable LP Units will generally realize a capital gain to the extent that the adjusted cost base of the holder’s Exchangeable LP Units at the end of a fiscal period of Extendicare LP is a negative amount, notwithstanding that the holder has not sold any REIT Units or Exchangeable LP Units. The composition for tax purposes of distributions may change over time, thus affecting the after-tax return to such Unitholders or holders of Exchangeable LP Units.

Extendicare 2006 AIF

Distributions Made
The following table sets forth the cash distributions paid or declared payable on each REIT Unit and Exchangeable LP Unit since the completion of the Arrangement on November 10, 2006:

		Distribution
Record Date	Distribution Date	per Unit ($)

December 29, 2006	January 15, 2007	0.1850
January 31, 2007	February 15, 2007	0.0925
February 28, 2007	March 15, 2007	0.0925
March 30, 2007	April 16, 2007	0.0925
Historical cash distributions may not be reflective of future cash distributions. See “Distributions – Distribution Policy” and “Risks Related to the REIT Units and the Exchangeable LP Units – Cash Distributions Are Not Guaranteed and Will Fluctuate with the Performance of the REIT Group”.
Prior to the completion of the Arrangement, Extendicare declared cash dividends per share in each of the past three fiscal years as follows:

	Common Shares		Preferred Shares
	Multiple	Subordinate	Class I	Class I	Class I	Class II
($ per share)	Voting	Voting	Series 2	Series 3	Series 4	Series 1

2006	0.075	0.150	0.6542	0.4688	0.6634	0.890
2005	0.100	0.200	0.7802	0.9900	0.7913	0.872
2004	—	—	0.7109	0.9900	0.7208	0.808
Distribution Reinvestment Plan
The REIT has implemented a Distribution Reinvestment Plan pursuant to which holders of REIT Units and holders of Exchangeable LP Units who are residents in Canada may elect to reinvest their cash distributions in additional REIT Units or Exchangeable LP Units, as the case may be, on the Distribution Date, at a price equal to 97% of the volume weighted average trading price of the REIT Units on the TSX for the five trading days immediately preceding the corresponding Distribution Date.

Extendicare 2006 AIF

MARKET FOR SECURITIES
Trading Price and Volume
The REIT Units began trading on the TSX on November 10, 2006, under the stock symbol “EXE.UN”. On November 9, 2006, Extendicare Subordinate Voting Shares closed at $23.65 per share on the TSX. On November 10, 2006, the ALC Class A Shares closed at US$7.95 per share on the NYSE and the REIT Units closed at $15.25 per share on the TSX. The following table sets forth the monthly price ranges and trading volumes of the REIT Units on the TSX from November 10, 2006 until February 2007.

	REIT Units (TSX: EXE.UN)
Month	High ($)	Low ($)	Volume Traded

2007
02	19.72	16.51	9,721,154
01	16.93	14.02	11,431,969

2006
12	15.30	14.33	9,061,607
11	16.00	14.15	4,895,407
Prior to the Arrangement, all of Extendicare’s common and preferred shares were listed on the TSX, and Extendicare Subordinate Voting Shares were listed on the NYSE. On May 29, 2006, the TSX trading symbols of Extendicare Subordinate Voting Shares and Extendicare Multiple Voting Shares changed from EXE.SV to EXE.A and from EXE.MV to EXE, respectively. In addition, Extendicare’s NYSE trading symbol for its Subordinate Voting Shares changed from EXE to EXE.A. Extendicare redeemed its preferred shares effective October 13, 2006.
The following table sets forth the monthly price ranges and trading volumes of Extendicare’s common shares on the TSX from January 2006 to November 9, 2006.

2006	Multiple Voting Shares (TSX: EXE)			Subordinate Voting Shares (TSX: EXE.A)
Month	High ($)	Low ($)	Volume Traded	High ($)	Low ($)	Volume Traded

11	25.99	22.69	16,030	24.38	21.73	9,241,625
10	27.48	22.50	254,818	25.60	22.02	12,554,723
09	25.10	23.31	40,145	23.72	21.99	10,952,302
08	26.50	23.28	45,475	25.00	22.30	6,158,429
07	26.74	24.15	34,135	24.90	22.05	6,855,307
06	28.00	23.60	102,275	26.64	23.07	10,744,723
05	28.17	25.00	134,399	28.04	23.65	13,920,336
04	27.45	24.17	31,006	27.09	24.10	3,023,533
03	25.19	23.00	75,771	25.22	23.18	7,609,275
02	24.55	16.40	109,118	24.57	16.27	24,707,550
01	18.35	17.13	41,568	18.40	17.10	6,401,472

Extendicare 2006 AIF

TRUSTEES, DIRECTORS AND OFFICERS
The following tables sets forth, for the Trustees of the REIT and Directors and officers of Extendicare: their name, province or state, and country of residence, current positions held and principal occupations for the past five years; and year in which they were first elected a Director. Other than Messrs. Angus, Small and Bertrand, each of the Directors of Extendicare has also served as a Trustee of the REIT since November 10, 2006. Mr. Angus was appointed to the Board of Trustees on December 14, 2006. Each Trustee’s and Director’s term of office expires not later than the close of business at the next annual meeting, or until he vacates his office or his successor is appointed. The Board of Directors of Extendicare will be appointed annually by the Trustees.

Current Positions / Principal Occupation
Name / Residence / Director since	for Past Five Years
FREDERICK B. LADLY E Ontario, Canada Director since: June 6, 1986	Mr. Ladly became the Chairman of the REIT and Extendicare effective November 10, 2006, prior to which he had been Deputy Chairman of Extendicare since 1997. Mr. Ladly is also Vice-Chairman of Crown Life (a private company) and serves on the boards of High Liner Foods Incorporated (a public food processing company) and Knudsen Engineering Limited (a private company specializing in digital systems for marine applications). Mr. Ladly is a former executive of Extendicare, having served as Chief Executive Officer (1992 – 1997), and as President and Chief Executive Officer of ECI (1984 – 1992). Mr. Ladly is considered to be an Independent Trustee and director of Extendicare as his employment with Extendicare ended in 1997.

MEL RHINELANDER E Ontario, Canada Director since: May 2, 2000	Mr. Rhinelander is Vice Chairman of the REIT and Extendicare and is a non-Independent Trustee and Director of Extendicare since up to November 10, 2006, he had been President and Chief Executive Officer of Extendicare. Mr. Rhinelander is also Vice Chairman of Assisted Living Concepts, Inc. (a public company), and is a director of Sobeys Inc. (a public retail food distribution company). Mr. Rhinelander has served the Extendicare group of companies since 1977 in a number of senior positions.

JOHN F. ANGUS A Quebec, Canada Director since: Dec. 14, 2006	Mr. Angus is President of Stonehenge Corporation (a private consulting firm specializing in business turnaround solutions). Mr. Angus is a director of UBS Bank Canada (a subsidiary of a public banking company), the Institute for Public Affairs of Montreal, and a number of other private companies. Mr. Angus is a member of the Turnaround Management Association.

H. MICHAEL BURNS A Ontario, Canada Director since: Mar. 24, 1978	Mr. Burns is President of Kingfield Investments Limited (a private investment company). Mr. Burns held the position of Deputy Chairman of Extendicare from 1992 until November 10, 2006. Mr. Burns is a director of Algoma Central Corp. and Landmark Global Financial Corporation (both public companies), and is Chancellor of Renison College, at the University of Waterloo. Mr. Burns is a former executive of Extendicare, having served as President (1985 – 1992), Chairman (1984 – 1985), and Chairman and CEO (1980 – 1984). Mr. Burns is considered to be an Independent Trustee, and Director of Extendicare as his employment with Extendicare ended in 1992.

Extendicare 2006 AIF

Current Positions / Principal Occupation
Name / Residence / Director since	for Past Five Years
GEORGE A. FIERHELLER A Ontario, Canada Director since: April 21, 1981	Mr. Fierheller is President of Four Halls Inc., a private investment and consulting firm, and Chair Emeritus of The Greater Toronto Marketing Alliance. In addition, Mr. Fierheller is a Member of the Order of Canada and Past President of the Toronto Board of Trade. Mr. Fierheller is not standing for re-election to the Board of Trustees at the May 9, 2007 annual meeting.

DR. SETH B. GOLDSMITH HR/GN Florida, United States Director since: Feb. 23, 1995	Dr. Goldsmith is an attorney and Professor Emeritus at the University of Massachusetts at Amherst. Dr. Goldsmith is a former Chief Executive Officer of the Miami Jewish Home & Hospital for the Aged, and has served as a consultant to numerous organizations including the World Health Organization, Geneva, Switzerland, and the U.S. Army.

MICHAEL J.L. KIRBY E, HR/GN Ontario, Canada Director since: Mar. 11, 1987	Mr. Kirby is a retired member of The Senate of Canada (1984-2006). Mr. Kirby serves as a director of the following public companies:
The Bank of Nova Scotia; Indigo Books & Music Inc.; Energy Savings Income Fund; MDC Partners Inc.; and Brainhunter Inc.

ALVIN G. LIBIN A Alberta, Canada Director since: Jan. 20, 1984	Mr. Libin is President and Chief Executive officer of Balmon Investments Ltd., a private management services and investment company. Mr. Libin is a director and one of the owners of the Calgary Flames of the National Hockey League, and serves as a director of several private corporate and community boards. Mr. Libin is also an Officer of the Order of Canada and a member of the Alberta Order of Excellence and past Chairman of the Alberta Ingenuity Fund.

J. THOMAS MACQUARRIE, Q.C. A, HR/GN Nova Scotia, Canada Director since: Oct. 8, 1980	Mr. MacQuarrie, Q.C., is a senior partner in the Atlantic Canada law firm of Stewart McKelvey. Mr. MacQuarrie serves as a director of High Liner Foods Incorporated and Aquarius Coatings Inc., both public companies, as well as of a number of private corporations.

PHILIP W. SMALL Wisconsin, United States Director since: Nov. 10, 2006	Mr. Small was appointed the President and Chief Executive Officer of the REIT and Extendicare, as well as a Director of Extendicare effective November 10, 2006. Mr. Small joined Extendicare in June 2001 as the Senior Vice-President, Strategic Planning and has served in a number of senior capacities since then. In February 2004, Mr. Small was appointed to the position of Executive Vice-President and COO of EHSI. In November 2005, Mr. Small was appointed President and COO of EHSI, and effective November 10, 2006, he was appointed Chairman and CEO of EHSI.

RICHARD L. BERTRAND Wisconsin, United States Director since: Nov. 10, 2006	Mr. Bertrand was appointed Senior Vice-President and Chief Financial Officer of the REIT, as well as a Director of Extendicare effective November 10, 2006. Mr. Bertrand joined Extendicare in 1976, and has served in various financial capacities during that time. He was appointed to the position of Senior Vice-President and Chief Financial Officer of Extendicare in September 2004. Prior to that he was the Senior Vice-President of Development of EHSI.

Extendicare 2006 AIF

Current Positions / Principal Occupation
Name / Residence / Director since	for Past Five Years
PAUL TUTTLE Ontario, Canada	Mr. Tuttle was appointed President of Canadian Operations of Extendicare effective November 10, 2006, and has held the position of President of ECI since January 1, 2006. Mr. Tuttle joined ECI in June 2003 as Vice-President of Eastern Operations. Prior to joining Extendicare Mr. Tuttle was the director of Long-Term Care Facilities for the Province of Ontario.

ELAINE E. EVERSON Ontario, Canada	Ms. Everson was appointed Vice-President and Controller of Extendicare effective November 10, 2006, and has held the position of Vice-President and Controller of ECI since May 1994. Ms. Everson joined Extendicare in 1985, and has been a member of the financial reporting department in various capacities during that time.

LEN G. KORONEOS Ontario, Canada	Mr. Koroneos was appointed Vice-President, Taxation of Extendicare and the Vice-President, Taxation and Privacy Officer of Extendicare (Canada) Inc. effective November 10, 2006. Prior to that, Mr. Koroneos was the Vice-President, Business Development and Privacy Officer of ECI. Mr. Koroneos joined Extendicare in 1985 and has held a number of executive positions during that time.

JILLIAN E. FOUNTAIN Ontario, Canada	Ms. Fountain was appointed Secretary of the REIT effective November 10, 2006, and has been Corporate Secretary of Extendicare since 1999. Ms. Fountain joined Extendicare in 1988 as a member of the financial reporting department.

A Audit Committee, E Executive Committee, HR/GN Human Resources, Governance and Nominating Committee
As at March 2, 2007, there were 60,453,763 REIT Units and 9,792,457 Exchangeable LP Units issued and outstanding, of which the Directors and officers of Extendicare as a group beneficially owned, directly or indirectly, or exercised control or direction over 1,660,761 REIT Units (or approximately 3% of the REIT Units) and 281,720 Exchangeable LP Units (or approximately 3% of the Exchangeable LP Units), representing approximately 3% of the combined votes.

Extendicare 2006 AIF

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
The REIT Group are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the REIT.
Regulatory Actions
All long-term care providers are subject to surveys and inspections by government authorities to ensure compliance with applicable laws and licensure requirements of the federal, state and provincial funding programs. The survey process is intended to review the actual provision of care and services. Remedies for assessed deficiencies can be levied based upon the scope and severity of the cited deficiencies. Remedies range from the assessment of fines to the withdrawal of payments under the government funding programs. Should a deficiency not be addressed through a plan of correction, a facility can be decertified from the funding program. As of December 31, 2006, EHSI has certain facilities under plans of correction. While it is not possible to estimate the final outcome of the required corrective action, EHSI has accrued for known costs.
U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse. EHSI has had previous investigations from these Medicaid Fraud Units, but is not aware of any liability relating thereto at this time.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
There were no material interests, direct or indirect, of the Trustees, or the Directors or executive officers of the REIT or its subsidiaries, any Unitholder who beneficially owns more than 10% of the Trust Units or Special Voting Units, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year, or any proposed transaction, which has materially affected or would materially affect the REIT or any of its subsidiaries.
TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada, located in Toronto, Ontario, is the transfer agent and registrar of the REIT Units and the Special Voting Units of the REIT, and of the Exchangeable LP Units of Extendicare LP.
MATERIAL CONTRACTS
The only material contracts entered into by the REIT Group during the most recently completed financial year, or before the most recently completed financial year that are still in effect, other than contracts during the ordinary course of business, are as follows:
•	the Administration Agreement dated November 10, 2006;

•	the Arrangement Agreement dated September 11, 2006;

•	the Exchange and Support Agreement dated November 1, 2006;

•	the Limited Partnership Agreement dated September 11, 2006;

•	the REIT Deed of Trust as amended and restated on October 28, 2006;

•	the Rights Plan dated November 1, 2006;

•	the Separation Agreement dated November 10, 2006;

•	the Tax Allocation Agreement dated November 10, 2006;

•	the Trust Deed of Trust dated September 11, 2006; and

•	the Trust Note Indenture dated November 10, 2006.
Copies of these agreements have been filed on SEDAR and are available online at www.sedar.com.

Extendicare 2006 AIF

INTERESTS OF EXPERTS
KPMG LLP , the REIT’s external auditor, has reported on the consolidated financial statements of the REIT for each of the years in the three-year period ended December 31, 2006. KPMG LLP is independent of the REIT in accordance with the applicable Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of Ontario.
AUDIT COMMITTEE INFORMATION
Information on the REIT’s Audit Committee is disclosed on pages 14 to 16, inclusive, and in Appendix A of the Management Information and Proxy Circular of the REIT dated March 2, 2007.
ADDITIONAL INFORMATION
Additional information about the REIT is available on the SEDAR website at www.sedar.com, on the SEC’s website at www.sec.gov, and on the REIT’s website at www.extendicare.com.
Additional information, including remuneration and indebtedness of trustees, directors and executive officers, and principal holders of the REIT Units and Exchangeable LP Units is contained in the Management Information and Proxy Circular of the REIT for the annual meeting of Voting Unitholders to be held on May 9, 2007. Additional financial information is provided in the REIT’s Consolidated Financial Statements and Management’s Discussion and Analysis for the financial year ended December 31, 2006, contained in the REIT’s 2006 Annual Report. Copies of such documents may be obtained from the sources set forth above.

Extendicare 2006 AIF

Extendicare 2006 AIF